08003048

SEC Mail Processing
Section

JUN - 2 2008

Washington, DC
110

<u>BY COURIER</u>
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

May 28, 2008

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its Interim Report 1/2008 as well as its latest newsletter "Hannover Re voted best overall reinsurer in North America three times in succession".

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
JUN 1 0 2008
THOMSON REUTERS

Stefan Schulz
Associate Director
Corporate Communications

Gabriele Bommersbach
Gabriele Bommersbach
Assistant
Corporate Communications

hannover re®

NEWSLETTER

***The Hannover Re NewsLetter** serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance, as well as to share new developments at Hannover Re.*

Hannover Re voted best overall reinsurer in North America three times in succession

Hannover, 27 May 2008: In a broker survey conducted by the highly regarded US-based Flaspöhler Research Group Hannover Re has been voted best overall reinsurer in North America for the third time in succession – following on from 2004 and 2006.

"This result underscores the continuity of Hannover Re's underwriting and service over a timespan of six years. It is all the more remarkable inasmuch as we scored so highly in both hard and soft markets", Chief Executive Officer Wilhelm Zeller noted.

More than 400 experts from leading brokerage houses responded to the survey. Hannover Re left the second-ranked player trailing by a good 10 percentage points. This year the survey evaluated 32 reinsurers active in the US market, the largest in the world; in 2006 the figure was 28.

The findings of the Flaspöhler survey take on added significance in view of the fact that 70% of US non-life reinsurance business is placed through brokers.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00, e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02, e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Daniela Gissinger (Tel. +49 / 511 / 56 04-15 29, e-Mail: daniela.gissinger@hannover-re.com)

***Hannover Re**, with a gross premium of around 8 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 1,800. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

hannover **rück**

INFOBRIEF

__Der InfoBrief ist__ ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.

Hannover Rück zum dritten Mal in Folge bester Rückversicherer in Nordamerika

Hannover, 27. Mai 2008: Die Hannover Rück wurde in einer Studie der bekannten amerikanischen Flaspöhler Research Group bereits zum dritten Mal in Folge – nach 2004 und 2006 – zum gesamtbesten Rückversicherer in Nordamerika gewählt.

„Dieses Ergebnis unterstreicht die Kontinuität der Hannover Rück im Underwriting und Service über eine Zeitspanne von sechs Jahren. Bemerkenswert ist dabei auch, dass wir sowohl in harter als auch in weicher Marktphase punkten konnten", erklärte der Vorstandsvorsitzende Wilhelm Zeller.

An der Studie haben mehr als 400 Experten der führenden Maklerhäuser teilgenommen. Mit immerhin 10 Prozentpunkten konnte sich die Hannover Rück vom Zweitplatzierten absetzen. In diesem Jahr wurden 32 Rückversicherer gewertet, die im US-amerikanischen Markt – dem weltgrößten – aktiv sind; 2006 waren es noch 28.

Die Ergebnisse der Flaspöhler-Studie gewinnen angesichts der Tatsache, dass 70 % des US-Schaden-Rückversicherungsgeschäfts über Makler platziert werden, zusätzlich an Bedeutung.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 05 11 / 56 04-15 00, E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 05 11 / 56 04-15 02, E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Daniela Gissinger (Tel. 05 11 / 56 04-15 29, E-Mail: daniela.gissinger@hannover-re.com)

__Die Hannover Rück__ ist mit einem Prämienvolumen von rund 8 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 1.800 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der

Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").

Zwischenbericht | 1/2008

hannover **rück**

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2008		2007	
	1.1.–31.3.	+/- Vorjahr	1.1.–31.3.	31.12.
Ergebnis				
Gebuchte Bruttoprämie	2.275,5	-5,5 %	2.408,4	
Verdiente Nettoprämie	1.678,7	-3,3 %	1.736,8	
Versicherungstechnisches Ergebnis	-28,6	-68,8 %	-91,7	
Kapitalanlageergebnis	262,6	+1,7 %	258,2	
Operatives Ergebnis (EBIT)	245,6	+59,3 %	154,2	
Konzernüberschuss	151,5	+22,6 %	123,5	
Bilanz				
Haftendes Kapital	5.046,4	-4,7 %		5.295,1
Eigenkapital	3.140,4	-6,2 %		3.349,1
Anteile anderer Gesellschafter	532,8	-7,0 %		572,7
Hybridkapital	1.373,2			1.373,3
Kapitalanlagen (inkl. Depotforderungen)	29.244,3	+0,7 %		29.042,0
Bilanzsumme	37.371,3	+0,8 %		37.068,4
Aktie				
Ergebnis je Aktie (verwässert) in EUR	1,26	+22,6 %	1,02	
Buchwert je Aktie in EUR	26,04	-6,2 %		27,77
Aktienkurs zum Quartalsende in EUR	33,02	+4,7 %	33,35	31,55
Dividende	–		–	277,4
Dividende je Aktie in EUR	–		–	1,80+0,50 [1]
Marktkapitalisierung zum Ende der Periode	3.982,1	+4,7 %	4.021,9	3.804,8
Kennzahlen				
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung [2]	99,5 %		105,5 %	
Großschäden in Prozent der verdienten Nettoprämie der Schaden-Rückversicherung [3]	6,8 %		15,9 %	
Selbstbehalt	88,7 %		84,9 %	
Kapitalanlagenrendite	4,4 %		4,3 %	
EBIT-Rendite [4]	14,6 %		8,9 %	
Eigenkapitalrendite (nach Steuern)	18,7 %		16,6 %	

[1] *Bonus*
[2] *Einschließlich Depotzinsen*
[3] *Naturkatastrophen und sonstige Großschäden > 5 Mio. EUR brutto*
[4] *Operatives Ergebnis (EBIT)/verdiente Nettoprämie*



Wilhelm Zeller
Vorsitzender
des Vorstands

Verehrte Aktionäre,
sehr geehrte Damen und Herren,

Ihr Unternehmen ist sehr gut in das Jahr 2008 gestartet. Trotz einigen Gegenwinds, bedingt durch die schwierige Situation an den weltweiten Kapitalmärkten, sind wir mit unserem Ergebnis für das erste Quartal recht zufrieden. Es bietet eine gute Grundlage, um unser ehrgeiziges Gewinnziel für das Gesamtjahr – eine Eigenkapitalrendite von über 15 Prozent nach Steuern – zu erreichen.

Sowohl in der Schaden- als auch in der Personen-Rückversicherung ist Ihre Gesellschaft gut positioniert, um von den Marktchancen profitieren zu können. Die Vertragserneuerungsrunde zum 1. Januar 2008 ist in der *Schaden-Rückversicherung* – unserem größeren und damit bedeutendsten Geschäftsfeld – besser verlaufen als zunächst erwartet: Trotz deutlicher Aufweichungstendenzen fielen die Ratenreduzierungen geringer aus als angenommen, und so konnten wir weitgehend risikoadäquate Preise und Bedingungen erzielen. Besonders erfreulich schnitten die weltweite Kredit- und Kautionssparte und das Geschäft auf unserem Heimatmarkt ab. Hier konnten wir dank neuer Kundenbeziehungen bzw. erhöhter Vertragsanteile bei bestehenden Verbindungen unseren Marktanteil erhöhen und damit unsere Position als einer der führenden Rückversicherer weiter ausbauen.

Verehrte Aktionäre, ich kann Ihnen versichern, dass Ihre Gesellschaft auch für die Herausforderungen eines weicheren Marktes gut gerüstet ist. Hierzu tragen unsere breite Diversifizierung als Multi-Spezialist, aber auch unser aktives Zyklusmanagement bei. Konkret heißt dies, in den zyklischen Märkten reduzieren wir gegenwärtig unseren Marktanteil – so geschehen zum Beispiel in Nordamerika, wo wir angesichts nachlassender Raten unser Engagement zurückgefahren haben. Gleichzeitig nehmen wir attraktive Geschäftschancen wahr, wie die in der weltweiten Kredit- und Kautionsrückversicherung, in Deutschland oder auch in der islamkonformen Rückversicherung. Unser Grundsatz „Ertrag geht vor Umsatz" wird in dem nun weicher werdenden Rückversicherungsumfeld wichtiger denn je.

In puncto Risikomanagement mittels Transfer von Katastrophenrisiken in den Kapitalmarkt waren wir zu Beginn des Jahres erneut aktiv. Wir haben das Volumen unserer „K5"-Transaktion abermals erhöht, sodass sich der Schutz unserer Kapitalbasis vor Belastungen aus außergewöhnlichen Großschäden insgesamt weiter optimiert zeigt.

Unser zweites Geschäftsfeld – die *Personen-Rückversicherung* – ist im ersten Quartal nur moderat gewachsen. Wir sind aber mit der Entwicklung unseres Ergebnisses sehr zufrieden und sehen unsere angepeilten Ziele als unverändert erreichbar an. Gleich zu Beginn des Jahres haben wir in den USA unsere bislang größte Bestandsübernahme von Lebensversicherungsgeschäft – eine sogenannte Block-Assumption-Transaktion – realisiert. Auch im britischen Markt, dem zweitgrößten Lebensrückversicherungsmarkt der Welt, sind wir mit unserer Ausrichtung auf sogenannte Vorzugsrenten bestens positioniert. Darüber hinaus stehen die Wachstumsmärkte Asiens im Fokus unserer Aktivitäten: Sobald eine letzte formale Hürde genommen ist, wird unsere neu gegründete Niederlassung in Shanghai in den nächsten Wochen ihren Geschäftsbetrieb aufnehmen. Wir können dann unseren Kunden maßgeschneiderte Produkte anbieten und somit von dem außergewöhnlichen Wachstumspotenzial in China profitieren.

Mit der Entwicklung unserer *Kapitalanlagen* sind wir insgesamt zufrieden, auch wenn die Bedingungen auf den internationalen Kapitalmärkten derzeit alles andere als günstig sind. Die Marktverwerfungen im Januar/Februar haben wir zu einer Durationsverkürzung unseres USD-Portfolios genutzt. Dem stehen jedoch zum Quartalsende Abschreibungen insbesondere auf unser Aktienportfolio gegenüber. Das Netto-Kapitalanlageergebnis stieg insgesamt nur geringfügig.

Verehrte Aktionäre, besonders hat es mich gefreut, dass unser Aktienkurs nach dem Tief im Januar 2008 im Verlauf des Februars endlich die Entwicklung genommen hat, die dem Wert Ihrer Gesellschaft entspricht. Die *Hannover Rück-Aktie* konnte – teilweise sogar gegen den Markttrend – substanziell zulegen. Ich hoffe, dass das Gewinnpotenzial Ihres Unternehmens auch in Zukunft von der Börse honoriert und die Wertsteigerung des Aktienkurses nachhaltig sein wird.

Für Ihr Vertrauen in die Hannover Rück danke ich Ihnen – auch im Namen meiner Vorstandskollegen – sehr herzlich. Auch in Zukunft wird es unser oberstes Ziel sein, Ihre Gesellschaft verantwortungsvoll und sicher in eine profitable Zukunft zu führen.

Mit freundlichen Grüßen

Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE
der Hannover Rückversicherung AG

SEC Mail Processing
Section

JUN - 2 2008

Washington, DC
110

Aufsichtsrat

Wolf-Dieter Baumgartl [1) 2) 3)] Berg	Vorsitzender
Dr. Klaus Sturany [1)] Dortmund	Stellv. Vorsitzender
Herbert K. Haas [1) 2) 3)] Burgwedel	
Uwe Kramp [4)] Hannover	
Karl Heinz Midunsky [3)] Gauting	
Ass. jur. Otto Müller [4)] Hannover	
Dr. Immo Querner Ehlershausen	
Dr. Erhard Schipporeit [2)] Hannover	
Gert Waechtler [4)] Großburgwedel	

Vorstand

Wilhelm Zeller Burgwedel	Vorsitzender
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

1) Mitglied des Ausschusses für Vorstandsangelegenheiten
2) Mitglied des Bilanzausschusses
3) Mitglied des Nominierungsausschusses
4) Arbeitnehmervertreter

DIE HANNOVER RÜCK-AKTIE

Eine deutlich erhöhte Volatilität am Aktienmarkt führte zu einer gedrückten Anlegerstimmung im ersten Quartal 2008. Immer wiederkehrende ökonomische Bedenken und Rezessionsängste in den USA dominierten die Schlagzeilen der Medien. So hat auch das Börsenjahr 2008 wieder turbulent begonnen. Die ersten drei Wochen waren gekennzeichnet durch einen stetigen Verfall der Kurse. Auch im weiteren Verlauf des ersten Quartals war keine Erholung der Aktienmärkte in Sicht. Immer wieder gab es neue negative Nachrichten zur Kreditkrise. Finanzwerte gehörten seit Beginn der Krise 2007 zu den Verlierern an den weltweiten Börsen. Die Unsicherheiten an den weltweiten Kapitalmärkten wurden zusätzlich noch durch die USD-Schwäche sowie die hohen Rohstoffpreise verstärkt. Erst seit Mitte März wies die allgemeine Kursentwicklung leicht nach oben.

Der Dax ließ bis zum 23. Januar 2008 um 20,2 % auf 6.439 Zähler nach. Es folgte eine sehr unruhige Börsenphase, in der sich der Dax immer wieder kurzfristig erholte. Anfang und Mitte Februar kratzte er sogar wieder an der 7.000er-Marke. Diese Erholungen waren immer nur von kurzer Dauer. Am 17. März 2008 schloss der Dax bei seinem bisherigen Jahrestief von 6.182 Zählern. Bei einem Jahresanfangsstand von 8.067 Punkten war dies ein Rückgang von 23,4 %.

Der MDax entwickelte sich ähnlich schlecht. Er verzeichnete sein bisheriges Jahrestief bereits am 21. Januar 2008 bei 7.941 Zählern, was einen Rückgang von 19,5 % seit Jahresbeginn (9.865 Zähler) bedeutete. Im Vergleich zum Dax konnte sich der MDax in den folgenden Wochen ein wenig besser erholen und überschritt zwischenzeitlich sogar für einige Tage die 9.000er-Marke. Nach dieser Erholungsphase bis Ende Februar ließ auch der MDax erneut nach. Viele Anzeichen deuten darauf hin, dass ab Mitte März alle schlechten Nachrichten vom Markt verarbeitet waren, und die Börsen drehten allgemein wieder leicht nach oben. Dax und MDax weisen dennoch seit Jahresbeginn eine negative Entwicklung in Höhe von 19,0 % bzw. 10,9 % aus.

Kursentwicklung der Hannover Rück-Aktie im Vergleich zu gängigen Indizes und zum ABN Amro Global Reinsurance Index


in %
110
100
90
80
70
2. Januar 2008
3. Januar 2008
9. Januar 2008
16. Januar 2008
21. Januar 2008
28. Januar 2008
4. Februar 2008
10. Februar 2008
17. Februar 2008
24. Februar 2008
1. März 2008
7. März 2008
13. März 2008
18. März 2008
25. März 2008
31. März 2008
Hannover Rück-Aktie
Dax
MDax
ABN Amro Global Reinsurance Index
Prime Insurance Performance Index

Die Hannover Rück-Aktie konnte sich Anfang des Jahres der allgemeinen Stimmung im Markt nicht entziehen. In den ersten drei Wochen seit Jahresbeginn musste sie einen Rückgang des Kurses von 20,8 % hinnehmen und verzeichnete am 21. Januar 2008 ihr Jahrestief bei einem Kurs von 25,00 EUR. Danach konnte sich das Papier sogar teilweise gegen den Markttrend erholen und schloss am 31. März 2008 bei 33,02 EUR. Dies bedeutet einen Anstieg von 32,1 % seit dem Jahrestief am 21. Januar 2008 und eine positive Entwicklung in Höhe von 4,7 % seit Jahresbeginn.

Unser strategisches Ziel ist es, unseren internen Vergleichsmaßstab, den gewichteten ABN Amro Global Reinsurance Index, im gleitenden Drei-Jahres-Durchschnitt zu schlagen. Dieses Ziel haben wir zum 31. März 2008 um 2 Prozentpunkte knapp verfehlt. Im Jahresvergleich, d. h. im Verlauf der ersten drei Monate des Berichtsjahres, hat sich die Hannover Rück-Aktie im Vergleich zum Index aber sehr positiv entwickelt (+4,7 %), während der Index im ersten Quartal um 4,1 % nachgab.

Ein Höhepunkt unserer Investor-Relations-Tätigkeit sind sicherlich die jährlich stattfindenden Analystenkonferenzen der Hannover Rück in Frankfurt und London. Im Rahmen dieser Konferenzen wird der Konzernabschluss den Analysten vorgestellt. Zusätzlich ist ein Live-Webcast auf der Homepage der Hannover Rück für die Öffentlichkeit verfügbar. Trotz der Kapitalmarktturbulenzen sind auch in diesem Jahr wieder viele Analysten erschienen, um das Jahresergebnis aus erster Hand zu erfahren. Anfang des ersten Quartals haben wir erneut unsere Telefonkonferenz zu den Erneuerungsrunden gehalten und konnten auch hier ein reges Interesse seitens der Finanzöffentlichkeit verzeichnen.

Angaben zur Aktie

in EUR	31.3.2008	2007	2006	2005	2004	2003 [1]
Ergebnis je Aktie (verwässert)	1,26	6,08	4,27	0,41	2,32	3,24
Ausschüttung je Aktie	–	1,80+0,50 [2]	1,60	–	1,00	0,95

[1] *Auf US GAAP-Basis*
[2] *Bonus*

International Securities Identification Number (ISIN):	DE 000 840 221 5
Aktionärsstruktur:	50,2 % Talanx AG 49,8% Streubesitz
Grundkapital zum 31. März 2008:	120.597.134,00 EUR
Zahl der Aktien zum 31. März 2008:	120.597.134 auf den Namen lautende Stückaktien
Marktkapitalisierung zum 31. März 2008:	3.982,1 Mio. EUR

Geschäftsverlauf

Mit der Entwicklung unserer beiden Geschäftsfelder Schaden- und Personen-Rückversicherung im ersten Quartal 2008 sind wir sehr zufrieden. Obwohl sich die Turbulenzen an den Kapitalmärkten auf unser Kapitalanlageergebnis auswirkten, liegen wir im Plan, unser Jahresgewinnziel – eine Eigenkapitalrendite von mehr als 15 % – zu erreichen.

Sowohl in der Schaden- als auch in der Personen-Rückversicherung sind wir sehr gut aufgestellt, um von den Geschäftschancen auf den weltweiten Rückversicherungsmärkten entsprechend profitieren zu können.

Ein hoch priorisiertes Thema ist nach wie vor unser Risikomanagement: Im Rahmen unseres quantitativen Risikomanagements werden die wichtigsten Risiken der Schaden-Rückversicherung, wie das Reserve- und das Exposure-Risiko, mit mathematischen Methoden aktuariell bewertet. Im Mittelpunkt des qualitativen Risikomanagements stehen ein permanentes Überwachen und Steuern aller Risiken; dabei werden insbesondere auch operationale Risiken beobachtet, bewertet und durch geeignete Maßnahmen reduziert.

Im Segment Personen-Rückversicherung steht das Reserverisiko nicht an vorderster Stelle. Kurze Abwicklungsdauern von Todesfallschäden, aber auch die verbindliche Anwendung weltweit anerkannter aktuarieller Standards in Verbindung mit der Begutachtung durch lokale Aufsichtsbehörden und durch externe Aktuarsfirmen grenzen das Reserve-Risiko stark ein. Das Exposure-Risiko managen wir aktiv: Zentrale Handlungsfelder sind hierbei unsere geografische Diversifikation, aber auch eine umfassende Risikoimmunisierung (Todesfallrisiken vs. Langlebigkeitsrisiken vs. Morbiditätsrisiken), basierend auf unserer Ausrichtung der fünf strategischen Säulen. Diese führt selbst bei adversen Risikoszenarien zu einer stabilen Wertschöpfung.

Neben der traditionellen Retrozession schützen wir weiterhin unser Kapital, indem wir Versicherungsrisiken in den Kapitalmarkt transferieren. Per 1. Januar 2008 haben wir das Volumen derartiger Transaktionen in der Schaden-Rückversicherung um 100 Mio. USD auf nunmehr 1,1 Mrd. USD aufgestockt.

Die gebuchte Bruttoprämie für das Gesamtgeschäft ging zum 31. März 2008 erwartungsgemäß um 5,5 % auf 2,3 Mrd. EUR (2,4 Mrd. EUR) zurück. Der Rückgang resultiert insbesondere aus dem schwachen Dollarkurs. Bei konstanten Währungskursen wäre das Prämienvolumen nahezu konstant geblieben. Der Selbstbehalt erhöhte sich infolge deutlicher Einsparungen bei den eigenen Schutzdeckungskosten auf 88,7 % (84,9 %), sodass die Nettoprämie mit 3,3 % weniger stark auf 1,7 Mrd. EUR (1,7 Mrd. EUR) zurückging.

Der Großschadenanfall war im ersten Quartal unterdurchschnittlich.

Die derzeitigen Kapitalmarktturbulenzen – insbesondere der weitere Anstieg der Kredit-Spreads und der Rückgang der Aktienkurse – haben sich in den ersten Monaten des Jahres auch in unserem Kapitalanlageergebnis niedergeschlagen. Angesichts dessen und infolge des weiter fallenden US-Dollars gingen die selbst verwalteten Kapitalanlagen zurück; die ordentlichen Kapitalanlageerträge ohne Depotzinsen stiegen leicht um 6,5 % auf 211,3 Mio. EUR (198,3 Mio. EUR). Die Depotzinsen erhöhten sich um 16,8 % auf 54,6 Mio. EUR (46,7 Mio. EUR). Von den Abschreibungen auf Wertpapiere in Höhe von 85,6 Mio. EUR entfielen 65,1 Mio. EUR auf Aktien. Dem standen jedoch realisierte Gewinne von per saldo 107,7 Mio. EUR gegenüber, die im Wesentlichen aus der Durationsverkürzung unseres US-Portfolios resultierten, sodass sich das Netto-Kapitalanlageergebnis gegenüber der Vergleichsperiode um 1,7 % auf 262,6 Mio. EUR (258,2 Mio. EUR) erhöhte.

Das operative Ergebnis (EBIT) stieg um 59,3 % auf 245,6 Mio. EUR (154,2 Mio. EUR). Der Konzernüberschuss zum 31. März 2008 erhöhte sich um 22,6 % auf 151,5 Mio. EUR (123,5 Mio. EUR). Der Gewinn je Aktie beträgt 1,26 EUR (1,02 EUR) und die annualisierte Eigenkapitalrendite 18,7 % (16,6 %).

Das Eigenkapital reduzierte sich gegenüber dem Stand vom 31. Dezember 2007 um 208,7 Mio. EUR auf 3,1 Mrd. EUR. Entsprechend verringerte sich auch der Buchwert je Aktie um 6,2 % auf 26,04 EUR. Das gesamte haftende Kapital, bestehend aus Eigenkapital, Anteilen anderer Gesellschafter und Hybridkapital, beträgt 5,0 Mrd. EUR (5,3 Mrd. EUR).

Schaden-Rückversicherung

Obwohl die Marktsituation in der Schaden-Rückversicherung von Aufweichungstendenzen gekennzeichnet ist, waren wir mit den Vertragserneuerungen zum 1. Januar 2008 – zu diesem Zeitpunkt werden rund zwei Drittel unserer Verträge erneuert – insgesamt zufrieden. Die Ratenreduzierungen fielen größtenteils geringer als erwartet aus. Im Großen und Ganzen konnten wir unverändert risikoadäquate Preise und Bedingungen erzielen.

Teilweise stärker ausfallende Prämienrückgänge wurden kompensiert durch Zuwächse im deutschen Markt sowie in der weltweiten Kredit- und Kautionsrückversicherung.

Wichtige Stellschrauben unseres Underwritings sind nach wie vor ein aktives Zyklusmanagement und unsere ertragsorientierte Zeichnungspolitik, derzufolge wir uns auf jene Segmente konzentrieren, die die höchste Profitabilität versprechen.

In unserem Heimatmarkt entwickelte sich das Geschäft sehr erfreulich: Dank neuer Kundenbeziehungen bzw. erhöhter Vertragsanteile bei bestehenden Verbindungen konnten wir unseren hohen Marktanteil und damit unsere Position als einer der führenden Rückversicherer in Deutschland weiter ausbauen.

Im US-Sachgeschäft blieb das Ratenniveau außerhalb der Katastrophendeckungen überwiegend stabil mit nur leichten Preisrückgängen. Deutliche Ratenreduzierungen hingegen waren aufgrund ausgebliebener Großschäden im Sach-Katastrophengeschäft zu verzeichnen. Im Haftpflichtbereich schwächten sich nun auch auf Rückversicherungsseite die Preise ab, während sich die Konditionen noch akzeptabel zeigten. Insgesamt verringerte sich unser Prämienvolumen für Nordamerika wie erwartet.

Angesichts der 2007 wie auch in den Vorjahren guten Ergebnisse in der weltweiten Kredit- und Kautionsrückversicherung kam es in diesem Geschäft zu einem moderaten Druck auf Raten und Konditionen. Wir haben unser Portefeuille dort, wo eine hohe Profitabilität zu erwarten ist, selektiv ausgeweitet.

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2008		2007
	1.1.–31.3.	+/- Vorjahr	1.1.–31.3.
Gebuchte Bruttoprämie	1.506,9	-9,5 %	1.664,4
Verdiente Nettoprämie	996,9	-8,8 %	1.092,6
Versicherungstechnisches Ergebnis	-3,3	-95,0 %	-66,2
Kapitalanlageergebnis	176,7	-0,7 %	177,9
Operatives Ergebnis (EBIT)	181,5	+94,5 %	93,3
Konzernüberschuss	113,5	+11,3 %	102,0
Ergebnis je Aktie in EUR	0,94	+11,3 %	0,85
Selbstbehalt	88,6 %		83,8 %
Kombinierte Schaden-/Kostenquote [1]	99,5 %		105,5 %

[1] *Einschließlich Depotzinsen*

Im Transportgeschäft haben wir angesichts rückläufiger Raten unsere Exponierung in naturkatastrophenexponierten Regionen wie dem Golf von Mexiko etwas reduziert. Aufgrund eines weiteren Preisabriebs in der Luftfahrtrückversicherung sind die Bedingungen nicht sonderlich attraktiv. Wir zeichnen ausschließlich Geschäft, das uns profitabel erscheint.

In der fakultativen Rückversicherung haben wir unser Engagement im Haftpflichtbereich ausgeweitet.

In Russland – einem besonders wettbewerbsintensiven Markt – sind wir im ersten Quartal zum besten ausländischen Rückversicherer gekürt worden. Dieses Votum ist umso erfreulicher, als wir keine Repräsentanz vor Ort unterhalten, sondern unser Geschäft von Hannover aus zeichnen. Unsere Kunden schätzen vielmehr die schnellen und undogmatischen Entscheidungen sowie unsere maßgeschneiderten Produkte. Eine weitere Auszeichnung – als Rückversicherer des Jahres in Russland – erhielten wir von der englischen Fachzeitschrift „Reactions".

Neben der traditionellen Rückversicherung engagieren wir uns weiterhin auf dem Gebiet der strukturierten Produkte: Auch hier sind wir mit der Entwicklung sehr zufrieden, die Nachfrage hat im ersten Quartal 2008 wieder zugenommen. In Asien und Europa konnten wir unser Portefeuille leicht ausbauen. So haben wir speziell in Deutschland und Spanien neue Geschäftsabschlüsse getätigt. Aber auch in den USA und Großbritannien hat das Interesse an strukturierten Deckungen wieder zugelegt. Auf die Bedürfnisse dieser beiden letzteren Märkte konzentriert sich unsere Tochtergesellschaft Hannover Re Ireland in Dublin.

Insgesamt sind wir mit der Entwicklung unseres Geschäftsfelds Schaden-Rückversicherung zufrieden. Das Bruttoprämienvolumen zum 31. März 2008 ging gegenüber der Vorjahres-Vergleichsperiode um 9,5 % auf 1,5 Mrd. EUR (1,7 Mrd. EUR) zurück. Bei konstanten Währungskursen, insbesondere gegenüber dem US-Dollar, hätte der Rückgang nur 4,2 % betragen. Der Selbstbehalt erhöhte sich von 83,8 % auf 88,6 %. Die verdiente Nettoprämie ging um 8,8 % auf 1,0 Mrd. EUR (1,1 Mrd. EUR) zurück.

Der Großschadenanfall war im ersten Quartal unterdurchschnittlich: Größter Einzelschaden war der Wintersturm „Emma" mit einer Nettobelastung von 26,3 Mio. EUR, gefolgt von den Schneestürmen in China, die mit einer derzeit erwarteten Belastung von netto 12,0 Mio. EUR zu Buche schlagen. Überschwemmungen in Australien führten für uns zu einer vergleichsweise geringen Belastung von 4,1 Mio. EUR. Darüber hinaus hatten wir einige Feuerschäden sowie einen Transportschaden zu verzeichnen, deren Schadenbilanz sich für die Hannover Rück jedoch relativ gering hielt. Insgesamt betrug die Netto-Großschadenbelastung 68,1 Mio. EUR. Dieser Wert entspricht 6,8 % der Nettoprämie in der Schaden-Rückversicherung und liegt damit im Rahmen des Erwartungswertes von 10 %. Die kombinierte Schaden-/Kostenquote beträgt 99,5 % (105,5 %).

Das versicherungstechnische Ergebnis verbesserte sich gegenüber dem Vergleichsquartal von -66,2 Mio. EUR auf -3,3 Mio. EUR. Hauptsächlich angesichts dessen stieg das operative Ergebnis (EBIT) in der Schaden-Rückversicherung um 94,5 % auf 181,5 Mio. EUR (93,3 Mio. EUR). Der Konzernüberschuss stieg um 11,3 % auf 113,5 Mio. EUR (102,0 Mio. EUR). Das Ergebnis je Aktie betrug 0,94 EUR (0,85 EUR).

Personen-Rückversicherung

In der Personen-Rückversicherung umfasst unser Angebot nach wie vor fünf Geschäftssegmente: Financial Solutions, Bancassurance, neue Märkte, konventionelle Risikorückversicherung und multinationale Versicherer. Durch diese Aufstellung sichern wir uns ein zukunftsträchtiges Portefeuille und starkes organisches Wachstum.

Unser Geschäftsfeld Personen-Rückversicherung ist gut in das laufende Jahr gestartet: Im ersten Quartal konnten wir in den USA unsere bislang größte Übernahme von bestehendem Einzellebensgeschäft realisieren. Diese sogenannte Block-Assumption-Transaktion unserer US-amerikanischen Tochtergesellschaft Hannover Life Re America wurde zum

1. Januar 2008 abgeschlossen und bezieht sich auf Universal-Life-Policen von mehreren US-Lebensversicherern mit erstklassigen Ratingbeurteilungen. Des Weiteren stehen in den USA spezielle Krankenversicherungen für Senioren in unserem Fokus.

Großbritannien – der zweitgrößte Rückversicherungsmarkt der Welt – spielt für uns eine herausragende Rolle: Wir generieren in diesem Markt 30 % unseres Prämienvolumens. Bei den sogenannten Vorzugsrenten haben wir uns als Spezialanbieter positioniert. Hier, wie auch in der Rückversicherung bestehender Pensionsfonds, sehen wir unverändert gute Geschäftschancen.

Interessant bleibt auch weiterhin das Bancassurance-Geschäft in den französischsprachigen Ländern Europas.

Im besonderen Fokus unserer Strategie stehen die asiatischen Märkte: In China werden wir voraussichtlich im Mai unseren Geschäftsbetrieb über die neu gegründete Niederlassung in Shanghai aufnehmen. Dadurch können wir die Vorzüge eines lokalen Rückversicherers im stark expandierenden chinesischen Rückversicherungsmarkt wahrnehmen und die Betreuung unserer Kunden intensivieren.

Im Dezember 2007 haben wir von der südkoreanischen Versicherungsbehörde eine vorläufige Lizenz zur Gründung einer Niederlassung in Seoul erhalten. Wir gehen davon aus, dass wir in Korea, dem größten Lebensrückversicherungsmarkt Asiens, Mitte des Jahres unser Geschäft aufnehmen können.

Weiterhin engagieren wir uns bei der Entwicklung der islamischen Versicherungsmärkte. Wir unterstützen Kunden bei der Gestaltung von Versicherungsprodukten nach islamischen Prinzipien, aber auch hinsichtlich Marketing- und Vertriebsmethoden. Über unsere Tochtergesellschaft Hannover ReTakaful in Bahrain können wir den Bereich der „Family Takaful"-Produkte abdecken.

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2008		2007
	1.1.–31.3.	+/- Vorjahr	1.1.–31.3.
Gebuchte Bruttoprämie	770,1	+3,5 %	744,1
Verdiente Nettoprämie	681,8	+5,8 %	644,2
Kapitalanlageergebnis	76,2	+7,3 %	71,0
Operatives Ergebnis (EBIT)	47,9	-7,6 %	51,8
Konzernüberschuss	38,3	+13,0 %	33,9
Ergebnis je Aktie in EUR	0,32	+13,0 %	0,28
Selbstbehalt	88,6 %		87,4 %
EBIT-Rendite [1]	7,0 %		8,1 %

[1] *Operatives Ergebnis (EBIT)/verdiente Nettoprämie*

Zwar erhöhte sich die gebuchte Bruttoprämie zum 31. März 2008 nur um 3,5 % auf 770,1 Mio. EUR (744,1 Mio. EUR); bei konstanten Währungskursen hätte das Wachstum jedoch 10,0 % betragen. Der Selbstbehalt erhöhte sich von 87,4 % auf 88,6 %. Die verdiente Nettoprämie stieg um 5,8 % auf 681,8 Mio. EUR (644,2 Mio. EUR).

Das operative Ergebnis (EBIT) beträgt 47,9 Mio. EUR. Dieser Wert liegt zwar unter dem der Vergleichsperiode (51,8 Mio. EUR); es bleibt aber zu berücksichtigen, dass das erste Quartal 2007 durch einen positiven Sondereffekt von über 14 Mio. EUR aus der Auflösung einer Spezialrückstellung im Zusammenhang mit Stornorisiken des britischen Marktes gekennzeichnet war. Der Schadenverlauf sowohl für Mortalitäts- als auch für Morbiditätsrisiken fiel bei allen operati-

ven Einheiten des Geschäftsfeldes Personen-Rückversicherung sehr erfreulich aus.

Die EBIT-Rendite liegt mit 7,0 % im Zielkorridor von 6,5 % bis 7,5 %. Der Konzernüberschuss konnte um 13,0 % auf 38,3 Mio. EUR (33,9 Mio. EUR) gesteigert werden; dies entspricht einem Ergebnis je Aktie von 0,32 EUR (0,28 EUR) und stellt somit eine gute Grundlage zur Erreichung unserer Jahresziele dar.

Wie bereits im Vorjahr berichten wir im Rahmen unseres Zwischenberichts zum ersten Quartal auch über den European Embedded Value (EEV). Er beinhaltet eine Bewertung des Personen-Rückversicherungs-Portefeuilles sowie des zugehörigen Kapitals und liefert somit die Grundlage für die Beurteilung der langfristigen Ertragskraft. Der EEV wird für das Geschäftsjahr 2007 hinsichtlich der ökonomischen Annahmen erstmals vollständig auf marktkonsistenter Basis ermittelt, nachdem er bereits zum 31. Dezember 2006 unter nahezu marktkonsistenten Annahmen berechnet wurde.

Zum 31. Dezember 2007 entwickelte sich der sogenannte Marktkonsistente Embedded Value für das Geschäftsfeld Personen-Rückversicherung wiederum sehr gut. Er belief sich auf 1,7 Mrd. EUR (1,5 Mrd. EUR). Dies entspricht einem Zuwachs von 12,3 %. Der Wert des Neugeschäfts betrug 106,4 Mio. EUR (64,2 Mio. EUR). Das operative Embedded-Value-Ergebnis sowohl aus Neu- als auch aus Bestandsgeschäft stieg um 50,9 % auf 280,0 Mio. EUR (185,6 Mio. EUR).

Kapitalanlagen

Die internationalen Aktienmärkte konnten im ersten Quartal nicht an die positive Entwicklung des Vorjahres anknüpfen und verloren, insbesondere in Europa, bis zu einem Fünftel der Indexstände per Jahresende 2007. Hintergrund dieser Abwärtsbewegungen waren erneute Unsicherheiten im weltweiten Kreditmarkt, ausgelöst durch die im Jahr 2007 begonnene negative Entwicklung im US-amerikanischen Hypothekenbereich.

Kapitalanlageergebnis

in Mio. EUR	2008		2007
	31.3.	+/- Vorjahr	31.3.
Ordentliche Kapitalanlageerträge [1]	211,3	+6,5 %	198,3
Ergebnis aus Anteilen an assoziierten Unternehmen	0,7	-28,8 %	1,0
Realisierte Gewinne/Verluste	107,7	+275,8 %	28,7
Abschreibungen auf Kapitalanlagen [2]	85,7		0,4
Unrealisierte Gewinne/Verluste [3]	-11,9		-0,1
Kapitalanlageaufwendungen	14,1	-12,0 %	16,0
Nettoerträge aus selbst verwalteten Kapitalanlagen	208,0	-1,6 %	211,5
Depotzinsen	54,6	+16,8 %	46,7
Kapitalanlageergebnis	262,6	+1,7 %	258,2

[1] Ohne Depotzinsen
[2] Inkl. Abschreibungen auf Immobilien
[3] Erfolgswirksam zum Zeitwert bewerteter Bestand und Handelsbestand

Die amerikanischen und europäischen Rentenmärkte sind aktuell von erhöhter Volatilität in nahezu allen Laufzeiten geprägt. In den meisten Währungsräumen waren in den ersten drei Monaten des Jahres 2008 signifikante Rendite-

rückgänge zu verzeichnen, die maßgeblich von Umschichtungen anderer, risikobehafteterer Anlagesegmente in Staatstitel geprägt waren. Die erneuten Unsicherheiten im Kreditbereich, insbesondere bei Finanztiteln, führten zu einer weiteren deutlichen Ausweitung der Risikoaufschläge für Unternehmensanleihen aller Bonitäten. Bei den festverzinslichen Wertpapieren liegt daher unser Hauptaugenmerk weiterhin auf hoher Qualität und Liquidität bei neutraler bis defensiver Ausrichtung der Duration.

Diese Kapitalmarktturbulenzen haben sich in den ersten drei Monaten des laufenden Jahres auch in unserem Kapitalanlageportfolio niedergeschlagen. Der weiterhin fallende US-Dollar führte gegenüber dem 31. Dezember 2007 zu einem Rückgang der selbst verwalteten Kapitalanlagen auf 19,0 Mrd. EUR (19,8 Mrd. EUR). Die erfreuliche Entwicklung der Kurse aufgrund der gesunkenen Renditekurven konnte den weiteren Anstieg der Risikoaufschläge bei Unternehmensanleihen sowie den Aktienmarktverfall nicht vollständig kompensieren, sodass es im Konzern-Portefeuille zu einem Rückgang der unrealisierten Gewinne und Verluste kam.

Die ordentlichen Kapitalanlageerträge ohne Depotzinsen stiegen um 6,5 % auf 211,3 Mio. EUR, nach 198,3 Mio. EUR. Dies ist auf die leicht höhere Durchschnittsrendite in den Portefeuilles, aber auch auf den gegenüber dem Vorjahresquartal geringfügig gestiegenen Durchschnittsbestand zurückzuführen. Im Rahmen unseres aktiven Portfoliomanagements wurden vor allem im Zuge einer taktischen Durationsverkürzung in den USD-Portfolios Gewinne aus dem Abgang von Kapitalanlagen in Höhe von 133,8 Mio. EUR (40,2 Mio. EUR) realisiert. Dem standen realisierte Verluste in Höhe von 26,1 Mio. EUR (11,5 Mio. EUR) gegenüber. Abschreibungen auf Wertpapiere in Höhe von 85,6 Mio. EUR sind mit 65,1 Mio. EUR auf unsere bestehenden Aktieninvestitionen vor dem Hintergrund der oben beschriebenen Marktentwicklung angefallen. Die restlichen erfolgswirksamen Wertminderungen sind im Wesentlichen auf den weiteren Preisverfall im ABS/MBS-Sektor zurückzuführen. Das Nettoergebnis aus selbst verwalteten Kapitalanlagen reduzierte sich somit leicht um 1,6 % auf 208,0 Mio. EUR (211,5 Mio. EUR). Allerdings wird dieser Effekt durch ein um 16,8 % auf 54,6 Mio. EUR (46,7 Mio. EUR) gestiegenes Ergebnis aus Depotzinsen ausgeglichen, sodass das Nettoergebnis aus den gesamten Kapitalanlagen gegenüber der Vergleichsperiode um 1,7 % auf 262,6 Mio. EUR (258,2 Mio. EUR) gesteigert werden konnte.

Risikobericht

Strategie und Methoden des Risikomanagements

Leitbild unseres Risikomanagements ist es, Chancen optimal zu nutzen und dabei die mit unserer Geschäftstätigkeit verbundenen Risiken angemessen zu kontrollieren und zu steuern. Folgende strategische Elemente kennzeichnen unser gruppenweites Risikomanagement:

Zentrale Elemente des Risikomanagementsystems

Steuerungselemente	Wesentliche Aufgabe im Risikomanagement
Aufsichtsrat	• Beratung und Überwachung des Vorstands bei der Leitung des Unternehmens, unter anderem auch im Hinblick auf das Risikomanagement
Vorstand	• Gesamtverantwortung für das Risikomanagement • Festlegung der Risikostrategie • Verantwortlich für Funktionsfähigkeit des Risikomanagements
Risikoausschuss [1]	• Operatives Risikomanagement-Überwachungs- und Koordinationsgremium • Die Entscheidungskompetenz bewegt sich innerhalb der vom Vorstand festgelegten Risikostrategie.
Group Risk Management [2]	• Risikoüberwachungsfunktion • Methodenkompetenz, unter anderem für die – Entwicklung von Prozessen/Verfahren zur Risikobewertung, -steuerung und -analyse – Risikolimitierung und -berichterstattung – Übergreifende Risikoüberwachung und Ermittlung des notwendigen Risikokapitals
Geschäftsbereiche [3]	• Originäre Risikoverantwortung, unter anderem verantwortlich für die Risikoidentifikation und -bewertung auf Bereichsebene. Die Aufgabe erfolgt auf Basis der Leitlinien der unabhängigen Risikoüberwachungsfunktion.
Linienunabhängige Überwachung	• Konzernweite Überprüfung aller Funktionsbereiche der Hannover Rück durch die interne Revision

[1] Mitglieder sind der Vorstandsvorsitzende, der Finanzvorstand, der zuständige Vorstand für die Personen-Rückversicherung, der im Vorstand zuständige Koordinator für die Schaden-Rückversicherung, der Leiter des Controllings und der Chief Risk Officer.

[2] Group Risk Management wird vom Chief Risk Officer geleitet und umfasst die Funktionen Aggregatkontrolle, Naturkatastrophenmodellierung, aktuarielle Schadenbewertung, Dynamische Finanzanalyse sowie operationale Risiken und das Risikoberichtswesen.

[3] Markt- und Servicebereiche innerhalb der Geschäftsfelder der Schaden- und Personen-Rückversicherung und der Kapitalanlagen

Unser Risikomanagementsystem ist durch folgende Faktoren gekennzeichnet:

- zentrale Koordination durch das Group Risk Management und dezentrale Risikoverantwortung in den jeweiligen Bereichen
- Dokumentation der wesentlichen Elemente des Systems in verbindlichen Anweisungen
- systematische und vollständige Erfassung aller aus heutiger Sicht denkbaren ergebnis- und bestandsgefährdenden Risiken
- dem Risiko angepasste Standard- und Ad-hoc-Berichte
- vierteljährliche Sitzungen des Risikoausschusses
- Nutzung effizienter Steuerungs- und Kontrollsysteme, z. B. DFA-Risikobudgets
- regelkreisbasierende Überprüfung der Wirksamkeit der Systeme und bedarfsweise Anpassung an das geschäftliche Umfeld und/oder die geänderte Risikolage.

Risikolage

Die Risikolage der Hannover Rück ist im Wesentlichen durch die Gesamtbetrachtung der folgenden Risikokategorien geprägt.

Gesamtbetrachtung der Risikokategorien

Risikokategorie	Wesentliche Risiken	Wichtige Risikosteuerungsmaßnahmen
Globale Risiken	Externe Risiken, die sich unserer unmittelbaren Beeinflussung entziehen, z. B. aus Gesetzgebung, Rechtsprechung	Überwachung relevanter Rechtsgebiete sowie Analyse von Schadentrends Proaktive Anpassung der Zeichnungspolitik
Strategische Risiken	Missverhältnis zwischen der definierten Unternehmensstrategie und sich wandelnden Rahmenbedingungen, z. B. durch eine inkonsequente Strategieumsetzung	Regelmäßige Überprüfung und bedarfsweise Anpassung unserer Strategie, der Strukturen und der Prozesse, z. B. durch ein konsequentes Qualitäts- und Prozessmanagement
Operative Risiken		
Versicherungstechnische Risiken	Abweichung der Zahlungsströme aus dem (Rück-) Versicherungsgeschäft von ihrem Erwartungswert (Zufalls-, Irrtums- und Änderungsrisiken), z. B. durch Naturkatastrophen („Kyrill") und/oder sonstige Großschäden, Fehlkalkulation der Sterblichkeit, der Lebenserwartung und der Invaliditätswahrscheinlichkeit	**Spartenübergreifend** Risikoausgleich durch Diversifizierung des Geschäfts Durchführung relevanter (extreme bzw. Stress-) Szenarien und Ermittlung der Auswirkung auf die Bestands- und Erfolgsgrößen und Vergleich mit den geplanten Werten **Schaden-Rückversicherung** Ermittlung der Schadenreserven auf aktuarieller Basis und zusätzliche Überprüfung der Angemessenheit der Reservehöhe durch externe Aktuars- und Wirtschaftsprüfungsgesellschaften Risikoreduktion durch Retrozessionen in den Versicherungs- und Kapitalmarkt Überwachung der Naturgefahrenexponierung (Modellierung, Aggregatkontrolle)
		Personen-Rückversicherung Überprüfung der Risikotragfähigkeit der Neugeschäftsaktivitäten und des übernommenen internationalen Bestandes Anwendung abgesicherter biometrischer Berechnungsgrundlagen

Risikokategorie	Wesentliche Risiken	Wichtige Risikosteuerungsmaßnahmen
Kapitalanlagerisiken	Abnahme des Marktwertes der Kapitalanlagen aufgrund von Markt-, Bonitäts-, Liquiditäts- sowie Währungsrisiken	Ausrichtung der Kapitalanlagen an den Anforderungen aus dem Rückversicherungsgeschäft durch konzernweite Kapitalanlage-Richtlinien
		Konsequente Anwendung des Prinzips der kongruenten Währungsbedeckung
		Konsequentes Asset-Liability-Management
		Funktionstrennung zwischen Handel, Abwicklung und Risikokontrolle durch das bis zur Ebene der Geschäftsleitung angewandte Prinzip der Funktionstrennung
		Teilabsicherung von Beständen, insbesondere im Hinblick auf Preis-, Währungskurs- und Zinsänderungsrisiken, durch Short-Call- und Long-Put-Optionen sowie Swaps
Operationale Risiken	Gefahr von Verlusten, die infolge der Unangemessenheit oder des Versagens von internen Verfahren, Menschen und Systemen oder von externen Ereignissen eintreten, z. B. IT-Ausfall, Pandemie	Internes Kontrollsystem, Notfallpläne (z. B. Krisenkommunikation), Ausweichrechenzentrum sowie Ersatzarbeitsplätze für den Notfall

Ergänzende Informationen zu unserem Risikomanagementsystem, insbesondere quantitative Angaben zu einzelnen Risiken, finden Sie im Anhang im Kapitel „Management versicherungstechnischer und finanzieller Risiken".

Gesamteinschätzung der Risikolage

Im Rahmen unserer weltweiten Aktivitäten sind wir vielfältigen potenziellen Risiken ausgesetzt. Diese Risiken stehen jedoch immer in einem engen Zusammenhang mit korrespondierenden Chancen. Auf Basis unseres ganzheitlichen Risikomanagementansatzes, der sich aus der Gesamtbetrachtung unseres Umfelds ergibt, sehen wir keine Risiken, die den Fortbestand unseres Unternehmens kurz- oder mittelfristig gefährden oder die Vermögens-, Finanz- und Ertragslage wesentlich und nachhaltig beeinträchtigen könnten.

Detaillierte Informationen zur Organisation und zu weiteren Risikosteuerungsmaßnahmen können dem Geschäftsbericht zum 31. Dezember 2007 entnommen werden.

Ausblick

Aufgrund unserer strategischen Ausrichtung und der sich bietenden Marktchancen in der Schaden- und in der Personen-Rückversicherung erwarten wir für 2008 erneut ein gutes Ergebnis. Das Brutto- und Netto-Prämienvolumen für den Hannover Rück-Konzern dürfte sich auf Vorjahresniveau bewegen.

Trotz erkennbarer Marktaufweichungstendenzen in der *Schaden-Rückversicherung* sind die Bedingungen weiterhin noch akzeptabel. In der Vertragserneuerungsrunde zum 1. Januar 2008 konnten wir mehrheitlich risikoadäquate Preise und Bedingungen erzielen. Dort, wo das Geschäft nicht unseren Profitabilitätsansprüchen entsprach, haben wir uns zurückgezogen und unser Portefeuille zugunsten anderer Segmente – wie dem Deutschland- oder dem weltweiten Kredit- und Kautionsgeschäft – umgeschichtet.

Die hier erhöhten Marktanteile werden sich entsprechend positiv auf unser Ergebnis auswirken. Gemäß unserem aktiven Zyklusmanagement haben wir dagegen den Anteil

des Geschäfts in Nordamerika zurückgefahren, da sich hier teilweise ein deutlicher Druck auf die Raten abzeichnete. Angesichts ausgebliebener Großschäden gingen die Preise für Sach-Katastrophengeschäft zurück, aber auch im Haftpflichtbereich sind die Marktbedingungen auf Rückversicherungsseite nun weicher. Gleichwohl erweisen sich hier die Rückversicherungskonditionen als noch akzeptabel.

Wir haben in der Schaden-Rückversicherung zudem unseren Blick auf profitables Nischengeschäft gerichtet. Sehr positiv stellt sich die Situation im sogenannten Retakaful-Markt dar. Angesichts eines starken ökonomischen Wachstums und des Baubooms in Südostasien sowie im Nahen Osten erhöht sich die Nachfrage nach schariakonformen Produkten stetig.

Auch die Vertragserneuerungen zum 1. April in Japan und Südkorea zeigten weicher werdende Rückversicherungsmärkte. In Japan war die Situation in den einzelnen Segmenten gemischt. So konnten wir im allgemeinen Sachgeschäft stabile Preise erzielen und haben hier unser Portefeuille leicht ausgebaut. Bei Programmen im proportionalen Sachgeschäft, die durch Schäden getroffen waren, konnten Bedingungsverbesserungen durchgesetzt werden. Angesichts deutlicher Ratenrückgänge im Unfallgeschäft haben wir unseren Anteil reduziert. Aufgrund ausgebliebener Katastrophenschäden kam es bei Sturm- und Erdbebendeckungen erwartungsgemäß zu deutlichen Ratenreduzierungen. In diesem Segment reduzierte sich unser Prämienvolumen um 9 %. Im japanischen Haftpflichtgeschäft zeigten sich die Preise dagegen weitestgehend stabil, sodass wir unser Portefeuille erhalten haben. Insgesamt halten wir die Vertragserneuerungen noch für akzeptabel, werden aber bei weiteren Ratenreduzierungen unser Engagement in Japan zurückfahren.

Den koreanischen Markt kennzeichnete ein verstärkter Wettbewerb durch neue Anbieter, der die Situation besonders verschärfte. Selbst dort, wo es Schadenbelastungen gegeben hatte – wie zum Beispiel im nichtproportionalen Sachgeschäft –, war ein Preisdruck spürbar. Bei schadenfreien Programmen kam es teilweise zu Ratenreduzierungen von über 10 %. Insgesamt haben wir unser Portefeuille in Korea konsolidiert und konzentrieren uns auf unsere Kernkunden.

Generell werden sich die Effekte eines weicher werdenden Marktes systembedingt erst mit einer gewissen Verzögerung in unseren Ergebnissen niederschlagen, sodass diese Tendenzen keinen wesentlichen Einfluss auf das Ergebnis des laufenden Jahres haben sollten. Angesichts unserer ertragsorientierten Zeichnungspolitik und sehr guten Diversifizierung sowie dank unseres ausgezeichneten Ratings können wir weiterhin attraktives Geschäft generieren.

Nach dem Fall des Rückversicherungsmonopols in Brasilien haben wir uns entschieden, in Rio de Janeiro eine Repräsentanz zu gründen. Die Genehmigung für den Geschäftsbetrieb seitens der brasilianischen Versicherungsaufsicht sollte in den nächsten Wochen erfolgen. Die Repräsentanz sichert uns einen unbeschränkten Zugang zu den Kunden und verschafft uns somit eine optimale Ausgangsposition, um im aufstrebenden brasilianischen Markt einen adäquaten Anteil zu gewinnen.

Insgesamt gehen wir davon aus, dass sich die Nettoprämie in der Schaden-Rückversicherung aufgrund des schwächeren US-Dollars um 5 % reduziert. Vorausgesetzt, die Großschadenbelastung bleibt im Rahmen des Erwartungswertes von rund 10 % der Nettoprämie, gehen wir von einem sehr guten Gewinnbeitrag aus.

In der *Personen-Rückversicherung* sind unsere Geschäftschancen ausgesprochen positiv. Das Anwachsen des oberen Segments der Alterspyramide in den Industrieländern erweist sich nach wie vor als Wachstumsmotor für die Renten- und Krankenversicherung. Wir sind weltweit hervorragend positioniert und diversifiziert, sodass wir von einer unverändert günstigen Ertragssituation sowie einem zweistelligen Prämienwachstum ausgehen.

In den USA gehen wir auch zukünftig von guten Marktchancen bei Block-Übernahmen und im Senioren-Krankengeschäft aus. In Deutschland engagieren wir uns schwerpunktmäßig im Bereich der Senioren- und fondsgebundenen Produkte, wobei sich vor allem die Pflegerente eines wachsenden Zuspruchs erfreuen dürfte. Positive Impulse für weiteres Wachstum erwarten wir insbesondere aus Asien: In China beginnen wir in den nächsten Wochen mit der Geschäftsaufnahme durch unsere Niederlassung in Shanghai; in Südkorea planen wir für Mitte des Jahres die Gründung einer Niederlassung in Seoul. Aber auch auf dem indischen

Subkontinent wollen wir unsere Geschäftsaktivitäten intensivieren.

Bei den *Kapitalanlagen* ist zu befürchten, dass diese angesichts des anhaltend schwachen US-Dollars trotz des zu erwartenden positiven Cashflows, den wir aus der Versicherungstechnik und den Kapitalanlagen generieren, allenfalls nur moderat ansteigen werden. Eine Beruhigung der Kapitalmärkte im Laufe des Jahres unterstellt, gehen wir von unveränderten Erträgen aus selbst verwalteten Kapitalanlagen aus. Bei den festverzinslichen Wertpapieren liegt weiterhin das Augenmerk auf einer hohen Qualität und Diversifikation des Portefeuilles. Zusammen mit unseren Investitionen in Aktien sollte ein stabiler Ergebnisbeitrag aus Kapitalanlagen möglich sein.

Angesichts der beschriebenen Bedingungen an den Rückversicherungsmärkten gehen wir von einem erneut guten Ergebnis für das Gesamtjahr 2008 aus. Unter der Prämisse, dass die Großschadenbelastung nicht wesentlich den neuen Erwartungswert von 10 % der Nettoprämie in der Schaden-Rückversicherung übersteigt und es zu einer Beruhigung der Kapitalmärkte kommt, gehen wir für das Geschäftsjahr 2008 von einer Eigenkapitalrendite von mehr als 15 % und einem Gewinn je Aktie von ca. 5 EUR aus.

QUARTALSFINANZBERICHT
des Hannover Rück-Konzerns

KONZERNBILANZ
zum 31. März 2008

in TEUR	2008	2007
Aktiva	**31.3.**	**31.12.**
Festverzinsliche Wertpapiere – Dauerbestand	1.436.661	1.488.816
Festverzinsliche Wertpapiere – Darlehen und Forderungen	1.489.649	1.537.889
Festverzinsliche Wertpapiere – dispositiver Bestand	11.024.630	12.477.055
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	144.097	158.740
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	1.731.814	2.000.390
Sonstige Finanzinstrumente – ergebniswirksam zum Zeitwert bewertet	58.828	20.385
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	14.343	16.962
Anteile an assoziierten Unternehmen	170.301	170.839
Sonstige Kapitalanlagen	663.175	677.957
Kurzfristige Anlagen	1.992.363	930.821
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	282.608	335.422
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	19.008.469	19.815.276
Depotforderungen	9.824.039	8.610.554
Depotforderungen aus Finanzierungsgeschäften	411.755	616.134
Kapitalanlagen	29.244.263	29.041.964
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	2.276.465	2.471.585
Anteil der Rückversicherer an der Deckungsrückstellung	159.129	255.076
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	111.690	92.322
Anteile der Rückversicherer an den übrigen versicherungstechnischen Rückstellungen	14.657	5.574
Abgegrenzte Abschlusskosten	1.847.971	1.807.143
Abrechnungsforderungen	2.764.396	2.525.871
Geschäfts- oder Firmenwert	43.023	45.438
Aktive latente Steuern	591.699	577.731
Sonstige Vermögenswerte	314.108	244.278
Abgegrenzte Zinsen und Mieten	3.872	1.425
	37.371.273	37.068.407

in TEUR	2008	2007
Passiva	31.3.	31.12.
Rückstellung für noch nicht abgewickelte Versicherungsfälle	15.988.671	16.553.888
Deckungsrückstellung	5.876.472	6.143.460
Rückstellung für Prämienüberträge	1.484.168	1.186.382
Rückstellungen für Gewinnanteile	179.730	183.725
Depotverbindlichkeiten	657.693	956.912
Depotverbindlichkeiten aus Finanzierungsgeschäften	5.034.257	3.668.825
Abrechnungsverbindlichkeiten	1.166.612	1.141.067
Pensionsrückstellungen	68.065	67.101
Steuerverbindlichkeiten	215.368	202.621
Rückstellung für latente Steuern	1.368.706	1.350.679
Andere Verbindlichkeiten	246.488	277.037
Darlehen und nachrangiges Kapital	1.411.791	1.414.877
Verbindlichkeiten	33.698.021	33.146.574
Eigenkapital		
Gezeichnetes Kapital	120.597	120.597
Nominalwert 120.597 Genehmigtes Kapital 60.299		
Kapitalrücklagen	724.562	724.562
Gezeichnetes Kapital und Kapitalrücklage	845.159	845.159
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile		
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen	-27.674	181.395
Gewinne und Verluste aus der Währungsumrechnung	-350.210	-213.117
Kumulierte übrige, nicht ergebniswirksame Eigenkapitalveränderungen	6.225	6.482
Summe nicht ergebniswirksamer Eigenkapitalanteile	-371.659	-25.240
Gewinnrücklagen	2.666.910	2.529.170
Eigenkapital ohne Anteile anderer Gesellschafter	3.140.410	3.349.089
Anteile anderer Gesellschafter	532.842	572.744
Eigenkapital	3.673.252	3.921.833
	37.371.273	37.068.407

KONZERN-GEWINN- UND VERLUSTRECHNUNG
für die Zeit vom 1. Januar bis zum 31. März 2008

in TEUR	2008	2007
	1.1.–31.3.	1.1.–31.3.
Gebuchte Bruttoprämie	2.275.471	2.408.442
Gebuchte Rückversicherungsprämie	257.360	362.955
Veränderung der Bruttoprämienüberträge	-357.756	-265.898
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	18.310	-42.775
Verdiente Prämie für eigene Rechnung	1.678.665	1.736.814
Ordentliche Kapitalanlageerträge	211.299	198.329
Ergebnis aus Anteilen an assoziierten Unternehmen	695	976
Depotzinserträge/-aufwendungen	54.602	46.731
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	133.776	40.155
Realisierte Verluste aus dem Abgang von Kapitalanlagen	26.074	11.499
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	-11.875	-126
Abschreibungen, Wertminderungen und Zuschreibungen von Kapitalanlagen	85.743	402
Sonstige Kapitalanlageaufwendungen	14.070	15.983
Kapitalanlageergebnis	262.610	258.181
Sonstige versicherungstechnische Erträge	137	276
Erträge insgesamt	1.941.412	1.995.271
Aufwendungen für Versicherungsfälle	1.163.730	1.219.991
Veränderung der Deckungsrückstellung	84.042	113.796
Aufwendungen für Provisionen und Gewinnanteile und Veränderung der abgegrenzten Abschlusskosten	396.733	432.598
Sonstige Abschlusskosten	4.660	6.588
Sonstige versicherungstechnische Aufwendungen	2.863	7.178
Aufwendungen für den Versicherungsbetrieb	55.374	48.676
Versicherungstechnische Aufwendungen für eigene Rechnung	1.707.402	1.828.827
Übriges Ergebnis	11.636	-12.256
Operatives Ergebnis (EBIT)	245.646	154.188
Zinsen auf Hybridkapital	19.303	19.163
Ergebnis vor Steuern	226.343	135.025
Steueraufwand	67.948	20.978
Überschuss aus fortgeführten Geschäftsbereichen	158.395	114.047
Überschuss aus aufgegebenen Geschäftsbereichen	–	15.260
Überschuss	158.395	129.307
davon		
Anderen Gesellschaftern zustehendes Ergebnis	6.934	5.766
Konzernüberschuss	151.461	123.541
Ergebnis je Aktie		
Ergebnis je Aktie in EUR	1,26	1,02
aus fortgeführten Geschäftsbereichen in EUR	1,26	0,90
aus aufgegebenen Geschäftsbereichen in EUR	–	0,12

KONZERN-EIGENKAPITALENTWICKLUNG
2008

in TEUR	Gezeichnetes Kapital	Kapitalrücklagen	Übrige Rücklagen (kumulierte, nicht ergebniswirksame Eigenkapitalanteile)			Gewinnrücklagen	Anteil Konzernfremder	Eigenkapital
			Währungsumrechnung	Nicht realisierte Gewinne/ Verluste	Sonstige			
Stand 1.1.2007	120.597	724.562	-71.518	144.199	-1.526	1.981.521	608.551	3.506.386
Kapitalrückzahlungen							-18	-18
Direkt im Eigenkapital erfasste Erträge und Aufwendungen			-6.390	46.499	257		12.733	53.099
Steuern auf direkt im Eigenkapital erfasste Erträge und Aufwendungen			-3.064	-6.161	-77			-9.302
Gezahlte Dividende							-31.243	-31.243
Überschuss						123.541	5.766	129.307
Stand 31.3.2007	120.597	724.562	-80.972	184.537	-1.346	2.105.062	595.789	3.648.229
Stand 1.1.2008	120.597	724.562	-213.117	181.395	6.482	2.529.170	572.744	3.921.833
Kapitalrückzahlungen							-16	-16
Direkt im Eigenkapital erfasste Erträge und Aufwendungen			-145.940	-204.702	-325	-13.721	-5.874	-370.562
Steuern auf direkt im Eigenkapital erfasste Erträge und Aufwendungen			8.847	-4.367	68			4.548
Gezahlte Dividende							-40.946	-40.946
Überschuss						151.461	6.934	158.395
Stand 31.3.2008	120.597	724.562	-350.210	-27.674	6.225	2.666.910	532.842	3.673.252

KAPITALFLUSSRECHNUNG
zum 31. März 2008

in TEUR	2008	2007
	1.1.–31.3.	1.1.–31.3.
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Überschuss	158.395	129.307
Abschreibungen/Zuschreibungen	82.594	5.592
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-107.702	-28.656
Amortisationen	-3.599	-535
Veränderungen der Depotforderungen/-verbindlichkeiten	-1.848.155	-224.700
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	1.688.517	162.866
Veränderung der Rückstellungen für Prämienüberträge	339.416	308.621
Veränderung der Steuerforderungen/-verbindlichkeiten	8.299	15.037
Veränderung der Deckungsrückstellung	93.904	122.677
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	236.413	120.333
Veränderung der abgegrenzten Abschlusskosten	-106.795	-37.138
Veränderung der übrigen versicherungstechnischen Rückstellungen	-1.872	12.732
Veränderung der Abrechnungssalden	-244.820	-518.336
Veränderung der sonstigen Vermögenswerte und Verbindlichkeiten	-64.822	971
Kapitalfluss aus laufender Geschäftstätigkeit	**229.773**	**68.771**
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	1.727	51.147
Käufe	–	-20.000
Festverzinsliche Wertpapiere – Darlehen und Forderungen		
Fällige Papiere, Verkäufe	46.286	–
Käufe	-169	-100.418
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	3.488.444	1.267.992
Käufe	-2.465.666	-1.211.219
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet		
Fällige Papiere, Verkäufe	4.465	7.267
Käufe	-4.554	-4.237
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	361.599	201.611
Käufe	-432.816	-178.293
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet		
Verkäufe	–	20.340
Käufe	–	-10.207

in TEUR	2008	2007
	1.1.–31.3.	1.1.–31.3.
Sonstige Finanzinstrumente – ergebniswirksam zum Zeitwert bewertet		
Verkäufe	14.806	–
Käufe	-37.615	–
Andere Kapitalanlagen		
Verkäufe	5.279	21.015
Käufe	-44.899	-44.287
Verbundene Unternehmen und Beteiligungen		
Verkäufe	14.399	199
Käufe	–	-1.983
Kurzfristige Kapitalanlagen		
Veränderung	-1.174.208	-40.602
Übrige Veränderungen	-8.214	-10.287
Kapitalfluss aus Investitionstätigkeit	-231.136	-51.962
III. Kapitalfluss aus Finanzierungstätigkeit		
Einzahlung aus Kapitalmaßnahmen	-72	-18
Gezahlte Dividende	-40.946	-31.243
Rückzahlung langfristiger Verbindlichkeiten	-130	-158
Andere Veränderungen	–	3.193
Kapitalfluss aus Finanzierungstätigkeit	-41.148	-28.226
IV. Währungskursdifferenzen	-10.303	-1.345
Summe der Kapitalzu- und -abflüsse (Summe I+II+III+IV)	-52.814	-12.762
Flüssige Mittel am Anfang der Periode	335.422	351.776
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	-52.814	-12.762
Flüssige Mittel am Ende der Periode	282.608	339.014
Ertragsteuern	-33.642	-19.903
Zinszahlungen	-54.178	-59.648

SEGMENTBERICHTERSTATTUNG
zum 31. März 2008

Die Segmentberichterstattung der Hannover Rück basiert neben IAS 14 „Segment Reporting" auch auf den Grundsätzen des Deutschen Rechnungslegungs-Standards Nr. 3 „Segmentberichterstattung" (DRS 3) des Deutschen Standardisierungsrats und wurde um die Anforderungen des DRS 3–20 „Segmentberichterstattung von Versicherungsunternehmen" ergänzt.

Die Segmente werden nach Konsolidierung der segmentinternen Geschäftsvorfälle, jedoch vor segmentübergreifender Konsolidierung dargestellt. Diese wird separat in der Spalte „Konsolidierung" ausgewiesen.

Aufteilung der Aktiva

in TEUR	Schaden-Rückversicherung	
	2008	2007
	31.3.	31.12.
Aktiva		
Dauerbestand	1.205.255	1.262.619
Darlehen und Forderungen	1.204.468	1.263.764
Dispositiver Bestand	9.760.077	11.387.469
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	144.493	118.573
Übrige Kapitalanlagen	789.487	808.047
Kurzfristige Anlagen	1.694.889	587.455
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	223.479	241.812
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	15.022.148	15.669.739
Depotforderungen	851.341	870.892
Depotforderungen aus Finanzierungsgeschäften	137	137
Kapitalanlagen	15.873.626	16.540.768
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	2.178.675	2.371.387
Anteil der Rückversicherer an der Deckungsrückstellung	–	–
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	106.430	86.217
Anteil der Rückversicherer an den übrigen Rückstellungen	9.985	3.031
Abgegrenzte Abschlusskosten	302.911	262.176
Abrechnungsforderungen	1.958.577	1.373.824
Übrige Segmentaktiva	1.275.153	1.287.379
Gesamt	21.705.357	21.924.782

Personen-Rückversicherung		Konsolidierung		Gesamt	
2008	2007	2008	2007	2008	2007
31.3.	31.12.	31.3.	31.12.	31.3.	31.12.
56.972	52.071	174.434	174.126	1.436.661	1.488.816
127.577	116.567	157.604	157.558	1.489.649	1.537.889
2.455.928	2.496.286	540.439	593.690	12.756.444	14.477.445
33.476	35.227	24.956	25.325	202.925	179.125
58.332	57.711	–	–	847.819	865.758
148.365	146.952	149.109	196.414	1.992.363	930.821
51.145	88.295	7.984	5.315	282.608	335.422
2.931.795	2.993.109	1.054.526	1.152.428	19.008.469	19.815.276
8.974.744	7.741.902	-2.046	-2.240	9.824.039	8.610.554
411.618	615.997	–	–	411.755	616.134
12.318.157	11.351.008	1.052.480	1.150.188	29.244.263	29.041.964
99.384	101.629	-1.594	-1.431	2.276.465	2.471.585
159.129	255.076	–	–	159.129	255.076
5.260	6.105	–	–	111.690	92.322
4.672	2.543	–	–	14.657	5.574
1.545.060	1.544.967	–	–	1.847.971	1.807.143
807.777	1.152.705	-1.958	-658	2.764.396	2.525.871
317.735	304.312	-640.186	-722.819	952.702	868.872
15.257.174	14.718.345	408.742	425.280	37.371.273	37.068.407

Aufteilung der Passiva

in TEUR	Schaden-Rückversicherung	
	2008	2007
	31.3.	31.12.
Passiva		
Rückstellung für noch nicht abgewickelte Versicherungsfälle	14.521.528	15.114.553
Deckungsrückstellung	–	–
Rückstellung für Prämienüberträge	1.449.262	1.148.723
Rückstellungen für Gewinnanteile	143.120	146.638
Depotverbindlichkeiten	208.221	186.802
Depotverbindlichkeiten aus Finanzierungsgeschäften	139.723	156.829
Abrechnungsverbindlichkeiten	795.379	427.552
Langfristige Verbindlichkeiten	38.576	41.583
Übrige Segmentpassiva	1.211.805	1.239.046
Gesamt	18.507.614	18.461.726

Personen-Rückversicherung		Konsolidierung		Gesamt	
2008	2007	2008	2007	2008	2007
31.3.	31.12.	31.3.	31.12.	31.3.	31.12.
1.468.716	1.440.774	-1.573	-1.439	15.988.671	16.553.888
5.876.472	6.143.460	–	–	5.876.472	6.143.460
34.906	37.659	–	–	1.484.168	1.186.382
36.610	37.087	–	–	179.730	183.725
451.569	772.352	-2.097	-2.242	657.693	956.912
4.894.534	3.511.996	–	–	5.034.257	3.668.825
374.029	714.857	-2.796	-1.342	1.166.612	1.141.067
–	–	1.373.215	1.373.294	1.411.791	1.414.877
1.322.606	1.283.393	-635.784	-625.001	1.898.627	1.897.438
14.459.442	13.941.578	730.965	743.270	33.698.021	33.146.574

SEGMENTBERICHTERSTATTUNG
zum 31. März 2008

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung	
	2008	2007
	1.1.–31.3.	1.1.–31.3.
Gebuchte Bruttoprämie	1.506.912	1.664.362
davon		
Aus Versicherungsgeschäften mit anderen Segmenten	–	–
Aus Versicherungsgeschäften mit externen Dritten und aus aufgegebenen Geschäftsbereichen	1.506.912	1.664.362
Verdiente Prämie für eigene Rechnung	996.909	1.092.609
Kapitalanlageergebnis	176.698	177.911
Aufwendungen für Versicherungsfälle für eigene Rechnung	748.939	863.902
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–
Aufwendungen für Provisionen und Gewinnanteile, Veränderung der abgegrenzten Abschlusskosten und sonstiges versicherungstechnisches Ergebnis	211.533	257.967
Aufwendungen für den Versicherungsbetrieb	39.716	36.924
Übriges Ergebnis	8.045	-18.425
Operatives Ergebnis (EBIT)	181.464	93.302
Zinsen auf Hybridkapital	–	–
Ergebnis vor Steuern	181.464	93.302
Steueraufwand	61.855	3.031
Überschuss aus fortzuführenden Geschäftsbereichen	119.609	90.271
Überschuss aus aufgegebenen Geschäftsbereichen	–	16.245
Überschuss	119.609	106.516
davon		
Anderen Gesellschaftern zustehendes Ergebnis	6.068	4.499
Konzernüberschuss	113.541	102.017

Personen-Rückversicherung		Konsolidierung		Gesamt	
2008	2007	2008	2007	2008	2007
1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.
770.082	744.080	-1.523	–	2.275.471	2.408.442
1.523	–	-1.523	–	–	–
768.559	744.080	–	–	2.275.471	2.408.442
681.756	644.205	–	–	1.678.665	1.736.814
76.215	71.001	9.697	9.269	262.610	258.181
415.194	356.227	-403	-138	1.163.730	1.219.991
84.042	113.796	–	–	84.042	113.796
194.281	189.768	-1.695	-1.647	404.119	446.088
15.949	12.893	-291	-1.141	55.374	48.676
-614	9.318	4.205	-3.149	11.636	-12.256
47.891	51.840	16.291	9.046	245.646	154.188
–	–	19.303	19.163	19.303	19.163
47.891	51.840	-3.012	-10.117	226.343	135.025
8.709	16.660	-2.616	1.287	67.948	20.978
39.182	35.180	-396	-11.404	158.395	114.047
–	–		-985	–	15.260
39.182	35.180	-396	-12.389	158.395	129.307
866	1.267	–	–	6.934	5.766
38.316	33.913	-396	-12.389	151.461	123.541

Unsere sekundäre Segmentberichterstattung beinhaltet die fortzuführenden Geschäftsbereiche und basiert auf der geografischen Herkunft der Kapitalanlagen und der gebuchten Bruttoprämie.

Kapitalanlagen [1]

in TEUR	2008	2007
	31.3.	31.12.
Kapitalanlagen		
Deutschland	6.064.395	6.252.371
Großbritannien	1.151.966	1.187.499
Frankreich	1.230.041	1.117.610
Übrige	2.774.418	3.251.338
Europa	11.220.820	11.808.818
USA	5.814.677	5.909.163
Übrige	530.267	589.295
Nordamerika	6.344.944	6.498.458
Asien	347.857	384.628
Australien	666.509	659.006
Australasien	1.014.366	1.043.634
Afrika	235.507	276.441
Übrige	192.832	187.925
Gesamt	19.008.469	19.815.276

Gebuchte Bruttoprämie [1]

in TEUR	2008	2007
	1.1.–31.3.	1.1.–31.3.
Gebuchte Bruttoprämie		
Deutschland	480.234	505.289
Großbritannien	386.223	397.194
Frankreich	122.249	120.051
Übrige	340.362	350.624
Europa	1.329.068	1.373.158
USA	475.729	622.062
Übrige	100.427	86.015
Nordamerika	576.156	708.077
Asien	124.862	71.883
Australien	111.524	129.834
Australasien	236.386	201.717
Afrika	57.451	68.732
Übrige	76.410	56.758
Gesamt	2.275.471	2.408.442

[1] Nach Eliminierung konzerninterner, segmentübergreifender Geschäftsvorfälle

1. Allgemeine Aufstellungsgrundsätze

Die Hannover Rückversicherung AG („Hannover Rück AG") und ihre Tochtergesellschaften (zusammen der „Hannover Rück-Konzern" oder „Hannover Rück") gehören zur Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) gehört. Für die Hannover Rück ergibt sich die Pflicht zur Aufstellung eines Konzernabschlusses und -lageberichts aus § 290 HGB. Ferner ist der HDI nach §§ 341 i ff. HGB ebenfalls verpflichtet, einen Konzernabschluss aufzustellen, in den die Abschlüsse der Hannover Rück AG und deren Tochterunternehmen einbezogen werden.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den internationalen Rechnungslegungsvorschriften (International Financial Reporting Standards „IFRS"), wie sie in der EU anzuwenden sind, erstellt. Das bezieht sich auch auf alle in diesem Bericht dargestellten Vorperiodenangaben. Seit dem Jahr 2002 werden die vom International Accounting Standards Board (IASB) erlassenen Standards als IFRS bezeichnet; die Vorschriften aus früheren Jahren tragen weiterhin den Namen „International Accounting Standards (IAS)". In unseren Erläuterungen zitieren wir entsprechend; soweit sich die Erläuterungen nicht explizit auf einen ganz bestimmten Standard beziehen, werden beide Begriffe synonym gebraucht.

Bei der Erstellung des Konzernquartalsfinanzberichts greifen wir gemäß IAS 34.41 in höherem Maß auf Schätzungen und Annahmen zurück als bei der Jahresfinanzberichterstattung. Dies kann sich auf Bilanzposten, Posten der Gewinn- und Verlustrechnung sowie auf die sonstigen finanziellen Verpflichtungen auswirken. Die Schätzungen erfolgen grundsätzlich auf Basis realistischer Prämissen, jedoch sind sie naturgemäß mit Unsicherheiten behaftet, die sich entsprechend im Ergebnis niederschlagen können. Schäden aus Naturkatastrophen und andere Großschäden belasten das Ergebnis der Berichtsperiode, in der sie eintreten. Daneben können auch Nachmeldungen für große Schadenereignisse zu erheblichen Schwankungen der einzelnen Quartalsergebnisse führen. Gewinne und Verluste aus der Veräußerung von Kapitalanlagen werden in dem Quartal bilanziert, in dem die Anlagen veräußert werden.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Quartalsabschlüsse der konsolidierten Gesellschaften wurden zum Stichtag 31. März 2008 aufgestellt.

Alle vom IASB bis zum 31. März 2008 verabschiedeten Vorschriften, deren Anwendung für den Berichtszeitraum bindend ist, haben wir in dem Konzernabschluss berücksichtigt.

In den vorliegenden Quartalsfinanzbericht zum 31. März 2008 haben wir einen eigenständigen, verkürzten Risikobericht in den Zwischenlagebericht sowie weitere Erläuterungen in Kapitel 5 „Management versicherungstechnischer und finanzieller Risiken" aufgenommen. Zusammen mit dem Ausblick auf das Gesamtjahr 2008 soll damit die Berichterstattung über die wesentlichen Chancen und Risiken des Geschäftsjahres weiter verbessert werden.

Im Januar 2008 hat das IASB die überarbeiteten Fassungen des IFRS 3 „Business Combinations" und IAS 27 „Consolidated and Separate Financial Statements" veröffentlicht. Die Neuregelungen umfassen im Wesentlichen die bilanzielle Behandlung von Minderheitsanteilen, Bewertungsfragen bei sukzessivem Unternehmenserwerb, Änderungen in der

Beteiligungsquote mit und ohne Verlust der Beherrschung sowie Anpassungen der Anschaffungskosten in Abhängigkeit von künftigen Ereignissen und deren Auswirkungen auf den Geschäfts- oder Firmenwert. Unternehmenszusammenschlüsse von Gesellschaften unter gemeinsamer Beherrschung sind weiterhin in IFRS 3 nicht geregelt. Die Neuregelungen sind auf Geschäftsjahre, die am oder nach dem 1. Juli 2009 beginnen, anzuwenden. Beide Neufassungen sind zum Bilanzstichtag noch nicht durch die EU ratifiziert worden.

Gemäß IAS 39 war mit Wirkung zum 28. Dezember 2007 eine Gruppe von mit Garantien der Talanx AG versehenen Rückversicherungsverträgen als zu fortgeführten Anschaffungskosten bewertete Finanzinstrumente mit dem Charakter von Darlehen und Forderungen zu klassifizieren (sogenannte „Investmentverträge"). Die Angaben zu der Vergleichsperiode des Vorjahres haben wir gemäß IAS 8 rückwirkend angepasst. Infolgedessen waren für das erste Quartal 2007 Erträge aus dem rückversicherungstechnischen Ergebnis in Höhe von 3,1 Mio. EUR in die ordentlichen Kapitalanlageerträge umzugliedern. Die Umgliederung, die die Geschäftsfelder Schaden- und Personen-Rückversicherung betrifft, hatte weder Auswirkungen auf die Prämie, das operative Ergebnis und den Jahresüberschuss noch auf das Eigenkapital.

Im Übrigen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2007.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Mit Wirkung zum 1. Januar 2008 hat die Hannover Rückversicherung AG, Bahrain Branch, die im Juni 2007 von der Central Bank of Bahrain (CBB) eine entsprechende Lizenz erhalten hat, zusätzlich zu der bereits im Jahr 2006 gegründeten Tochtergesellschaft Hannover ReTakaful B.S.C. (c), ihren Geschäftsbetrieb aufgenommen.

Mit Wirkung zum 1. Januar 2008 wurde die Firmenbezeichnung der Hannover Rückversicherung AG Succursale Française pour la Réassurance Vie, einer Niederlassung der Hannover Rück AG, in Hannover Rückversicherung AG Succursale Française geändert und deren Geschäftszweck um Schaden-Rückversicherungsaktivitäten für die Märkte in Frankreich, Belgien und Luxemburg erweitert.

Mit Wirkung zum 1. Januar 2008 haben die Hannover Rück AG und die E+S Rück AG, die zu gleichen Teilen Gesellschafter der GbR Hannover Rückversicherung AG/E+S Rückversicherung AG-Grundstücksgesellschaft (GbR) waren, die Gesellschaft aufgelöst. Das Gesellschaftsvermögen der GbR wurde im Weg der Naturalteilung hälftig auf die ehemaligen Gesellschafter aufgeteilt. Die Transaktion hatte keine Auswirkungen auf den Konzernquartalsabschluss zum 31. März 2008.

Mit Pressemitteilung vom 7. Januar 2008 informierten wir über die im Juni 2008 geplante Gründung einer Niederlassung für Personen-Rückversicherungsgeschäft in Südkorea. Die koreanische Versicherungsaufsichtsbehörde hat für die Niederlassung mit Sitz in Seoul bereits eine vorläufige Lizenz erteilt.

Mit Wirkung zum 3. März 2008 hat die von der Hannover Rück AG gehaltene Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV) Einigung mit einem konzernfremden Dritten erzielt, im Weg einer Anteilsabstockung ohne Änderung des Kontrollstatus 1 % ihrer Anteile an der E+S Rück AG zum Zweck der Intensivierung der Geschäftsbeziehungen zu veräußern. Mit dem Abschluss der Transaktion hält die HRBV 62,78 % der Anteile an der E+S Rück AG.

Im Geschäftsjahr 2007 hat die Hannover Rück AG die Anteile der E+S Rück AG in Höhe von 50 % an der Hannover Life Re of Australasia Ltd., Sydney, erworben und hält damit alle Anteile an der Gesellschaft; Transaktionskosten wurden in voller Höhe berücksichtigt. Die aus dieser Transaktion entstandenen Zwischengewinne wurden vollständig eliminiert. Mit Wirkung zum 31. März 2008 hat die Hannover Rück AG ihre Anteile an der Gesellschaft im Rahmen einer Kapitalerhöhung gegen Sacheinlage zum Buchwert in die Zweite Hannover Rück Beteiligung Verwaltungs-GmbH, an der die Hannover Rück AG sämtliche Anteile hält, eingebracht.

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des IAS 27 „Consolidated and Separate Financial Statements". Tochtergesellschaften werden konsolidiert, sobald die Hannover Rück über eine Stimmrechtsmehrheit oder eine faktische Kontrollmöglichkeit verfügt. Der Kapitalkonsolidierung liegt die Neubewertungsmethode zugrunde. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögenswerte und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögenswerte, die gemäß IFRS 3 „Business Combinations" getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Gemäß IFRS 3 werden Geschäfts- oder Firmenwerte nicht planmäßig, sondern nach jährlichen Werthaltigkeitsprüfungen („Impairment Tests") gegebenenfalls außerplanmäßig abgeschrieben. Geringfügige und „negative Goodwills" werden im Jahr der Entstehung erfolgswirksam berücksichtigt.

Gesellschaften, auf die die Hannover Rück einen maßgeblichen Einfluss ausüben kann, werden als assoziierte Unternehmen im Allgemeinen nach der „At Equity"-Methode mit dem auf den Konzern entfallenden Eigenkapitalanteil konsolidiert. Ein maßgeblicher Einfluss wird vermutet, wenn eine Gesellschaft des Hannover Rück-Konzerns direkt oder indirekt mindestens 20 %, aber nicht mehr als 50 % der Stimmrechte hält. Erträge aus Anteilen an assoziierten Unternehmen werden gesondert in der Konzern-Gewinn- und Verlustrechnung ausgewiesen.

Anteile am Eigenkapital, die Konzernfremden zustehen, werden nach IAS 1 „Presentation of Financial Statements" gesondert innerhalb des Konzerneigenkapitals ausgewiesen.

Das Konzernfremden zustehende Ergebnis ist Bestandteil des Überschusses, im Anschluss an diesen gesondert als „davon"-Vermerk auszuweisen und beträgt zum 31. März 2008 6,9 Mio. EUR (5,8 Mio. EUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

Konsolidierung von Zweckgesellschaften

Die Hannover Rück hält seit November 2000 stimmberechtigte Eigenkapitalanteile in Höhe von 33,3 % an der Zweckgesellschaft Mediterranean Re PLC zur Verbriefung von Rückversicherungsrisiken in Frankreich und Monaco, die vertragsgemäß zum 18. November 2005 auslief. Die zur Besicherung ausgegebenen Bonds wurden vollständig an die Investoren zurückgezahlt. Die Kapitalrücklagen wurden an die Gesellschafter zurückgezahlt. Die Zweckgesellschaft wurde mit Wirkung zum 5. Februar 2008 liquidiert.

Mit dem Ziel, Spitzenrisiken bei Naturkatastrophen in den Kapitalmarkt zu transferieren, nutzt die Hannover Rück das Instrument einer auf einem Sekundärmarkt handelbaren Katastrophenanleihe (Cat-Bond). Der Cat-Bond mit einem Volumen von 150 Mio. USD wurde von Eurus Ltd., einer auf den Cayman Islands ansässigen Zweckgesellschaft, bei institutionellen Investoren aus Europa und Nordamerika platziert. Die Hannover Rück übt keinen kontrollierenden Einfluss über die Zweckgesellschaft aus. Unter IFRS ist diese Transaktion als Finanzinstrument zu bilanzieren. Gemäß IAS 39.9 begründet der Vertrag ein Derivat, dessen Zeitwert zum 31. März 2008 2,8 Mio. EUR (2,9 Mio. EUR) beträgt und das wir zum Stichtag unverändert unter den anderen Verbindlichkeiten ausgewiesen haben.

Mit Wirkung zum 1. Januar 2008 hat die Hannover Rück erneut den Kapitalmarkt zur Beschaffung von Zeichnungskapazität für Katastrophenrisiken genutzt und ihre im Vorjahr auf 530,0 Mio. USD erweiterte Risikotransaktion „K5" um weitere 10,0 Mio. USD aufgestockt. Die Verbriefung wurde bei nordamerikanischen, europäischen und asiatischen Investoren platziert. Das erhöhte Kapital ist sowohl von neuen als auch von den bisherigen Investoren erbracht worden. Für die Transaktion wird Kaith Re Ltd., eine auf Bermuda ansässige Zweckgesellschaft, genutzt. Die Transaktion hat eine geplante Laufzeit bis 31. Dezember 2008. Gemäß SIC-12 wird Kaith Re Ltd. seit dem 1. Januar 2006 in den Konzernabschluss einbezogen.

Im Vorjahr hat die Hannover Rück am Kapitalmarkt eine Schutzdeckung in Höhe von 200,0 Mio. USD mit einer Laufzeit von zwei Jahren auf ihr weltweites Naturkatastrophengeschäft platziert, die der Hannover Rück eine Deckung auf aggregierter Basis („Aggregate Excess of Loss") bietet. Für die Transaktion wird die Zweckgesellschaft Kepler Re, eine separate Zelle innerhalb von Kaith Re Ltd., genutzt. Als zugrunde liegendes Portefeuille dient der Selbstbehalt aus dem Naturkatastrophengeschäft der existierenden „K5"-Verbriefung. Die Deckung wird bei dem aggregierten 83-Jahres-Ereignis für „K5" wirksam und ist bei dem 250-Jahres Kumul erschöpft. Innerhalb dieser Spanne übernehmen die externen Investoren dieser und der „K5"-Transaktion zusammen 90 % der „K5"-Schäden, die restlichen 10 % verbleiben bei der Hannover Rück. Über keine ihrer Geschäftsbeziehungen mit der Zweckgesellschaft zieht die Hannover Rück eine Mehrheit des ökonomischen Nutzens bzw. der Risiken aus der Tätigkeit dieser Gesellschaft.

Ebenfalls im Vorjahr hat die Hannover Rück-Gruppe Risiken aus Rückversicherungsforderungen in den Kapitalmarkt transferiert. Mit dieser Verbriefung, die eine Laufzeit von fünf Jahren hat, wird das mit Rückversicherungsforderungen verbundene Ausfallrisiko reduziert. Das der Transaktion zugrunde liegende Forderungsportefeuille hat einen Nominalwert von 1,0 Mrd. EUR und besteht aus Exponierungen gegenüber Retrozessionären. Die zur Besicherung dienenden Wertpapiere werden über die Zweckgesellschaft Merlin CDO I B.V. begeben. Als Auslöser für eine Zahlung an die Hannover Rück dient die Insolvenz eines oder mehrerer Retrozessionäre, sobald der vertraglich definierte, über die Laufzeit kumulierte Selbstbehalt der Hannover Rück in Höhe von 60,0 Mio. EUR überschritten wird. Die Hannover Rück zieht über keine ihrer Geschäftsbeziehungen die Mehrheit des ökonomischen Nutzens bzw. der Risiken aus der Tätigkeit der Zweckgesellschaft. Gemäß IAS 39.9 begründet die Transaktion ein Derivat, dessen Zeitwert zum 31. März 2008 15,9 Mio. EUR (5,8 Mio. EUR) beträgt und das wir zum Stichtag unter den sonstigen ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten ausgewiesen haben.

4. Aufgegebene Geschäftsbereiche

Im Geschäftsjahr 2006 hat die Hannover Rück Einigung über den Verkauf ihres amerikanischen Teilkonzerns Praetorian Financial Group, Inc., New York (PFG), an einen australischen Versicherungskonzern erzielt. Mit Wirkung vom 31. Mai 2007 fand der Übergang des wirtschaftlichen Eigentums der zu dem in den Vorperioden als aufgegebene Geschäftsbereiche klassifizierten Teilkonzern gehörenden Vermögenswerte und Schulden statt. Diese werden daher zum Bilanzstichtag nicht mehr ausgewiesen. Im Einklang mit IFRS 5 „Non-Current Assets Held for Sale and Discontinued Operations" weisen wir das Ergebnis der PFG in der Konzern-Gewinn- und Verlustrechnung für die Vorperiode nach Steuern in einer separaten Zeile aus. Zu weiteren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2007.

In den folgenden Tabellen werden das Ergebnis und die Zahlungsströme der aufgegebenen Geschäftsbereiche für die Vergleichsperiode des Vorjahres dargestellt und in deren wesentliche Komponenten untergliedert.

Wesentliche Positionen der Gewinn- und Verlustrechnung der aufgegebenen Geschäftsbereiche

in TEUR	2008	2007
	1.1.–31.3.	1.1.–31.3.
Gebuchte Bruttoprämie	–	341.548
Gebuchte Rückversicherungsprämie	–	140.436
Nettoveränderung der Bruttoprämienüberträge	–	-7.779
Verdiente Prämie für eigene Rechnung	–	193.333
Kapitalanlageergebnis	–	10.531
Versicherungstechnisches Ergebnis	–	16.739
Übriges Ergebnis	–	-3.030
Operatives Ergebnis (EBIT)	–	24.240
Zinsen auf Hybridkapital	–	1.991
Ergebnis vor Steuern	–	22.249
Steueraufwand	–	6.989
Überschuss	–	15.260

Zahlungsströme aus den aufgegebenen Geschäftsbereichen

in TEUR	2008	2007
	1.1.–31.3.	1.1.–31.3.
Kapitalfluss aus laufender Geschäftstätigkeit	–	180.587
Kapitalfluss aus Investitionstätigkeit	–	-18.938
Veränderung der flüssigen Mittel	–	161.649

5. Management versicherungstechnischer und finanzieller Risiken

5.1 Versicherungstechnische Risiken

Die Risiken im versicherungstechnischen Bereich können in Zufalls-, Irrtums- und Änderungsrisiken unterteilt werden.

Im Bereich der Personen-Rückversicherung ermitteln wir die Rückstellungen nach aktuariellen Grundsätzen unter Anwendung abgesicherter biometrischer Rechnungsgrundlagen auf der Basis von Portefeuilleinformationen unserer Zedenten. In diesem Bereich sind hauptsächlich die biometrischen Risiken für uns von Bedeutung. Darunter versteht man alle Risiken, die unmittelbar mit dem Leben einer zu versichernden Person verbunden sind, z. B. Fehlkalkulation der Sterblichkeit, der Lebenserwartung und der Invaliditätswahrscheinlichkeit. Durch eine Vielzahl risikosteuernder Maßnahmen reduzieren wir diese potenziellen Risiken.

Ein wesentliches versicherungstechnisches Risiko stellt die Gefahr der Unterreservierung dar. In der Schaden-Rückversicherung ermitteln wir unsere Schadenreserven ebenfalls auf aktuarieller Basis. Ausgangspunkt hierfür sind stets die Informationen unserer Zedenten, die im Bedarfsfall um Zusatzreserven auf Basis eigener Schadeneinschätzungen ergänzt werden. Darüber hinaus bilden wir die sogenannte Spätschadenreserve für Schäden, die bereits eingetreten sind, uns aber noch nicht bekannt gegeben wurden.

Die kombinierte Schaden-/Kostenquote in der Schaden-Rückversicherung stellt sich im Hinblick auf das Prämien-Leistungsrisiko wie folgt dar:

Entwicklung der kombinierten Schaden-/Kostenquote der Schaden-Rückversicherung
und der Großschadenquote über die letzten zehn Jahre

in %	Q1 2008	2007	2006	2005	2004	2003 [1]	2002 [1]	2001 [1]	2000 [1]	1999 [1]	1998 [1]
Schaden-/ Kostenquote	99,5	99,7	100,8	112,8	97,2	96,0	96,3	116,5	107,8	111,1	108,1
davon Großschäden [2]	6,8	6,3	2,3	26,3	8,3	1,5	5,2	23,0	3,7	11,4	3,5

[1] Auf US GAAP-Basis
[2] Naturkatastrophen sowie sonstige Großschäden > 5 Mio. EUR brutto

Forderungsausfallrisiken sind für uns von Bedeutung, weil das von uns übernommene Geschäft nicht immer vollständig im Selbstbehalt verbleibt, sondern nach Bedarf retrozediert wird. Unsere Retrozessionäre werden deshalb unter Bonitätsgesichtspunkten sorgfältig ausgewählt.

Bezogen auf die wesentlichen Gesellschaften des Hannover Rück-Konzerns waren zum Bilanzstichtag 193,9 Mio. EUR (7,0 %) unserer Abrechnungsforderungen aus dem Rückversicherungsgeschäft in Höhe von 2.764,4 Mio. EUR älter als 90 Tage. Die durchschnittliche Ausfallquote der letzten drei Jahre betrug 0,7 %.

5.2 Kapitalanlagerisiken

Die Risiken im Kapitalanlagebereich umfassen insbesondere das Markt-, das Bonitäts- sowie das Liquiditätsrisiko. Zu den Marktpreisrisiken zählen die Aktienkurs-, Zinsänderungs- sowie die Währungsrisiken. Ein wesentliches Instrument zur Steuerung der Marktpreisrisiken ist der Value at Risk (VaR). Zu weiteren Erläuterungen verweisen wir auf unsere Ausführungen zu den Kapitalanlagerisiken im Konzernjahresfinanzbericht 2007.

Zur Überwachung von Zinsänderungs- und Aktienkursrisiken nutzen wir auch Stresstests, die das Verlustpotenzial unter extremen Marktbedingungen abschätzen sowie Sensitivitäts- und Durationsanalysen, die unser Steuerungsinstrumentarium ergänzen.

Währungsrisiken sind für ein international agierendes Rückversicherungsunternehmen – in dem ein wesentlicher Teil des Geschäfts in Fremdwährung gezeichnet wird – von großer Bedeutung. Da wir konsequent das Prinzip der kongruenten Währungsbedeckung verfolgen, werden diese Risiken jedoch weitgehend neutralisiert. Zinsänderungsrisiken bestehen aus einer ungünstigen Wertveränderung der im Bestand gehaltenen Finanzinstrumente aufgrund von Änderungen des Marktzinsniveaus. Sinkende Marktrenditen führen zu Marktwertsteigerungen bzw. steigende Marktrenditen zu Marktwertsenkungen der festverzinslichen Wertpapierportefeuilles. Kongruenz zwischen den Zahlungsströmen der Aktiv- und Passivseite ist eines der zentralen Ziele unserer diesbezüglichen Strategie. Die quantitative Unterlegung dieser Strategie liefert unser Dynamic-Financial-Analysis-Modell sowie verschiedenste Value-at-Risk-Kalkulationen. Zusätzlich sind enge taktische Durationsbänder installiert, in denen sich der Asset-Manager opportunistisch entsprechend seiner Markterwartungen positionieren kann. Die Vorgaben für diese Bänder sind unmittelbar mit der Risikotragfähigkeit des Hannover Rück-Konzerns verknüpft. Aktienkursrisiken resultieren aus ungünstigen Wertveränderungen – z. B. durch Verluste bestimmter Aktienindizes – der im Bestand gehaltenen Aktien und Aktien- bzw. Indexderivate. Durch gezielte Diversifikation in verschiedene Branchen und Regionen streuen wir diese Risiken.

Szenarien der Zeitwertentwicklung unserer Wertpapiere zum Bilanzstichtag

Portefeuille	Szenario	Bestandsänderung auf Marktwertbasis in Mio. EUR
Festverzinsliche Wertpapiere	Renditeanstieg +50 Basispunkte	-283,3
	Renditeanstieg +100 Basispunkte	-546,1
	Renditerückgang -50 Basispunkte	274,2
	Renditerückgang -100 Basispunkte	568,7
	Marktwerte zum 31.3.2008	14.118,0

Szenarien der Zeitwertentwicklung unserer Wertpapiere zum Bilanzstichtag

Portefeuille	Szenario	Bestandsänderung auf Marktwertbasis in Mio. EUR
Aktien	Aktienkurse +10 %	139,7
	Aktienkurse +20 %	272,7
	Aktienkurse -10 %	-147,1
	Aktienkurse -20 %	-242,6
	Marktwert zum 31.3.2008	1.731,8

Bonitätsrisiken können sich aus dem Ausfall (Zins und/oder Tilgung) oder der Änderung der Bonität (Rating-Reduzierung) der Emittenten von Wertpapieren ergeben. Der Bonitätsbeurteilung – anhand der in den Kapitalanlagerichtlinien festgelegten Qualitätskriterien – kommt bei uns eine zentrale Bedeutung zu.

Zusammensetzung der festverzinslichen Wertpapiere nach Ratingklassen [1]

	Staatsanleihen		Anleihen halbstaatlicher Institutionen		Unternehmensanleihen		Hypothekarisch/dinglich gesicherte Schuldverschreibungen	
	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR
AAA	90,5 %	2.811,6	55,7 %	1.930,5	5,2 %	250,5	75,8 %	2.029,6
AA	1,5 %	45,3	36,1 %	1.253,2	28,7 %	1.389,6	19,9 %	531,8
A	5,3 %	164,6	7,4 %	257,8	49,0 %	2.372,1	0,8 %	21,4
BBB	2,7 %	84,3	0,5 %	18,3	11,7 %	567,3	0,6 %	16,5
<BBB	–	–	0,3 %	8,9	5,4 %	264,3	2,9 %	77,4
Gesamt	100,0 %	3.105,8	100,0 %	3.468,7	100,0 %	4.843,8	100,0 %	2.676,7

[1] *Über Investmentfonds gehaltene Wertpapiere sind anteilig mit ihren jeweiligen Einzelratings berücksichtigt*

Unter dem Liquiditätsrisiko verstehen wir die Gefahr, dass Bestände bzw. offene Positionen wegen Illiquidität der Märkte nicht oder nur mit Verzögerungen bzw. Kursabschlägen veräußert bzw. geschlossen werden können, sowie die Gefahr, dass die gehandelten Volumina die betroffenen Märkte beeinflussen. Regelmäßige Liquiditätsplanungen sowie eine liquide Anlagestruktur der Kapitalanlagen sorgen dafür, dass die Hannover Rück jederzeit in der Lage ist, die erforderlichen Auszahlungen zu leisten. Beispielsweise steuern wir das Liquiditätsrisiko dadurch, dass wir jedem Wertpapier eine Liquiditätskennziffer zuordnen. Die Verteilung der Kapitalanlagen über die verschiedenen Liquiditätsklassen wird in den monatlichen Kapitalanlageberichten dargestellt und durch Limite gesteuert.

Gewichtung wesentlicher Kapitalanlageklassen[1]

Kapitalanlageklasse	Rahmenwert gemäß Kapitalanlagerichtlinien	31.3.2008
Renten (Direktbestand und Investmentfonds)	mind. 50,0 %	74,2 %
Börsennotierte Aktien (Direktbestand und Investmentfonds)	max. 17,5 %	9,1 %
Immobilien	max. 5,0 %	0,1 %

[1] *Ermittlung auf Marktwertbasis*

Zu weiteren Erläuterungen verweisen wir auf den Risikobericht, Seiten 11 ff in dem vorliegenden Quartalsfinanzbericht sowie auf unsere Erläuterungen in dem Konzerngeschäftsbericht 2007.

6. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

6.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Klassifikation und Bewertung der Kapitalanlagen erfolgt gemäß IAS 39 „Financial Instruments: Recognition and Measurement". Die Hannover Rück klassifiziert Kapitalanlagen nach den folgenden Kategorien: Dauerbestand, Darlehen und Forderungen, ergebniswirksam zum Zeitwert bewertete Finanzinstrumente, Handelsbestand und dispositiver Bestand. Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der jeweiligen Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Dauerbestand) sowie Darlehen und Forderungen, die weder an einem aktiven Markt notiert sind noch kurzfristig veräußert werden, werden zu Anschaffungskosten, das sind die Marktwerte – zum Zeitpunkt der Anschaffung – einschließlich direkt zurechenbarer Transaktionskosten zuzüglich erfolgswirksamer Amortisationen, bewertet. Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht und die keiner anderen Kategorie zugeordnet worden sind (dispositiver Bestand), werden zum Marktwert bewertet. Die Differenz zwischen Marktwert und den (fortgeführten) Anschaffungskosten wird bis zum Realisationszeitpunkt ergebnisneutral berücksichtigt.

Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente sowie Wertpapiere des Handelsbestands werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den (fortgeführten) Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte signifikant oder dauerhaft unter die (fortgeführten) Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Ferner umfassen die Kapitalanlagen Anteile an assoziierten Unternehmen, fremdgenutzten Grundbesitz, kurzfristige Anlagen, laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand sowie Depotforderungen. Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private-Equity"-Limited-Partnerships.

Zu weiteren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2007.

Restlaufzeiten der festverzinslichen Wertpapiere

in TEUR	2008		2007	
in TEUR	Fortgeführte Anschaffungskosten	Marktwert	Fortgeführte Anschaffungskosten	Marktwert
Dauerbestand				
innerhalb eines Jahres	30.152	28.832	34.241	32.885
zwischen einem und zwei Jahren	30.348	30.115	1.705	1.662
zwischen zwei und drei Jahren	91.591	96.384	34.779	34.363
zwischen drei und vier Jahren	202.687	205.356	194.052	195.724
zwischen vier und fünf Jahren	192.563	196.585	251.385	254.908
zwischen fünf und zehn Jahren	881.447	912.244	962.695	966.897
nach mehr als zehn Jahren	7.873	8.563	9.959	10.396
Gesamt	1.436.661	1.478.079	1.488.816	1.496.835
Darlehen und Forderungen				
innerhalb eines Jahres	33.625	33.639	32.710	33.086
zwischen einem und zwei Jahren	166.471	163.980	68.132	67.068
zwischen zwei und drei Jahren	45.936	45.391	131.788	127.981
zwischen drei und vier Jahren	77.141	75.023	113.524	109.759
zwischen vier und fünf Jahren	37.812	37.619	19.496	19.417
zwischen fünf und zehn Jahren	995.034	981.742	1.037.707	1.002.324
nach mehr als zehn Jahren	133.630	133.777	134.532	136.201
Gesamt	1.489.649	1.471.171	1.537.889	1.495.836
Dispositiver Bestand				
innerhalb eines Jahres [1]	4.141.670	4.143.123	2.921.871	2.917.572
zwischen einem und zwei Jahren	1.139.481	1.141.825	1.407.784	1.403.733
zwischen zwei und drei Jahren	1.174.878	1.168.811	1.214.907	1.196.631
zwischen drei und vier Jahren	1.073.634	1.085.770	1.273.380	1.276.467
zwischen vier und fünf Jahren	1.249.388	1.268.995	1.377.471	1.372.244
zwischen fünf und zehn Jahren	2.768.880	2.721.028	3.854.813	3.813.167
nach mehr als zehn Jahren	1.819.556	1.770.049	1.796.485	1.763.484
Gesamt	13.367.487	13.299.601	13.846.711	13.743.298
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente				
innerhalb eines Jahres	86.566	86.566	66.784	66.784
zwischen einem und zwei Jahren	–	–	29.087	29.087
zwischen zwei und drei Jahren	–	–	–	–
zwischen drei und vier Jahren	1.218	1.234	–	–
zwischen vier und fünf Jahren	–	–	–	–
zwischen fünf und zehn Jahren	31.960	32.528	34.133	35.089
nach mehr als zehn Jahren	23.925	23.769	27.187	27.780
Gesamt	143.669	144.097	157.191	158.740

1) Inklusive kurzfristiger Anlagen und flüssiger Mittel

Die dargestellten Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Variabel verzinsliche Anleihen (sogenannte „Floater") sind im Bereich der Restlaufzeiten bis zu einem Jahr abgebildet und stellen unser zinsbedingtes, unterjähriges Wiederanlagerisiko dar.

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem Dauerbestand der Kapitalanlagen sowie deren Marktwerte

31.3.2008

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	46.919	571	66	465	47.889
Schuldtitel der US-Regierung	300.884	38.590	–	4.075	343.549
Schuldtitel anderer ausländischer Staaten	14.809	418	71	93	15.249
Schuldtitel halbstaatlicher Institutionen	409.921	17.251	1.209	6.116	432.079
Schuldtitel von Unternehmen	406.335	5.384	14.188	10.891	408.422
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	233.246	–	5.262	2.907	230.891
Gesamt	1.412.114	62.214	20.796	24.547	1.478.079

31.12.2007

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	49.589	–	827	760	49.522
Schuldtitel der US-Regierung	322.776	20.604	–	2.628	346.008
Schuldtitel anderer ausländischer Staaten	18.315	121	52	26	18.410
Schuldtitel halbstaatlicher Institutionen	426.857	9.617	2.887	8.694	442.281
Schuldtitel von Unternehmen	410.476	3.595	12.911	10.562	411.722
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	232.997	–	9.241	5.136	228.892
Gesamt	1.461.010	33.937	25.918	27.806	1.496.835

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus Darlehen und Forderungen sowie deren Marktwerte

31.3.2008

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel von EU-Mitgliedstaaten	29.348	292	506	684	29.818
Schuldtitel halbstaatlicher Institutionen	247.453	760	7.851	4.595	244.957
Schuldtitel von Unternehmen	558.405	4.355	11.003	11.617	563.374
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	378.166	3.689	8.214	8.511	382.152
Sonstige	250.870	–	–	–	250.870
Gesamt	1.464.242	9.096	27.574	25.407	1.471.171

31.12.2007

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel von EU-Mitgliedstaaten	29.327	80	975	563	28.995
Schuldtitel halbstaatlicher Institutionen	248.616	22	11.583	3.403	240.458
Schuldtitel von Unternehmen	558.914	1.455	18.794	11.575	553.150
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	427.704	2.904	15.162	7.952	423.398
Sonstige	215.606	–	–	34.229	249.835
Gesamt	1.480.167	4.461	46.514	57.722	1.495.836

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem dispositiven Bestand sowie deren Marktwerte

31.3.2008

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	930.247	6.064	2.427	17.774	951.658
Schuldtitel der US-Regierung	911.367	37.228	68	6.006	954.533
Schuldtitel anderer ausländischer Staaten	376.556	5.638	1.620	2.674	383.248
Schuldtitel halbstaatlicher Institutionen	2.665.807	61.136	13.926	44.272	2.757.289
Schuldtitel von Unternehmen	3.186.546	32.170	137.251	52.395	3.133.860
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1.969.205	29.725	44.505	31.441	1.985.866
Aus Investmentfonds	888.299	9.234	49.739	10.382	858.176
	10.928.027	181.195	249.536	164.944	11.024.630
Dividendentitel					
Aktien	644.592	46.638	51.723	–	639.507
Aus Investmentfonds	1.177.433	38.142	123.268	–	1.092.307
	1.822.025	84.780	174.991	–	1.731.814
Kurzfristige Anlagen	1.988.009	513	58	3.899	1.992.363
Gesamt	14.738.061	266.488	424.585	168.843	14.748.807

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem dispositiven Bestand sowie deren Marktwerte

31.12.2007					
in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	901.704	4.112	5.851	16.732	916.697
Schuldtitel der US-Regierung	1.526.131	46.316	175	17.660	1.589.932
Schuldtitel anderer ausländischer Staaten	376.357	2.266	2.471	3.265	379.417
Schuldtitel halbstaatlicher Institutionen	3.148.956	37.330	31.213	50.896	3.205.969
Schuldtitel von Unternehmen	3.384.791	26.302	117.316	64.942	3.358.719
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	2.201.889	18.982	49.708	36.101	2.207.264
Aus Investmentfonds	842.933	13.547	45.534	8.111	819.057
	12.382.761	148.855	252.268	197.707	12.477.055
Dividendentitel					
Aktien	701.961	84.757	23.583	–	763.135
Aus Investmentfonds	1.107.388	129.867	–	–	1.237.255
	1.809.349	214.624	23.583	–	2.000.390
Kurzfristige Anlagen	929.976	–	–	845	930.821
Gesamt	15.122.086	363.479	275.851	198.552	15.408.266

Marktwerte vor und nach abgegrenzten Zinsen sowie abgegrenzte Zinsen aus den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten

31.3.2008			
in TEUR	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Festverzinsliche Wertpapiere			
Schuldtitel halbstaatlicher Institutionen	9.353	33	9.386
Schuldtitel von Unternehmen	131.879	1.932	133.811
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	900	-	900
	142.132	1.965	144.097
Sonstige Finanzinstrumente			
Derivate	58.828	-	58.828
	58.828	-	58.828
Gesamt	200.960	1.965	202.925

31.12.2007			
in TEUR	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Festverzinsliche Wertpapiere			
Schuldtitel halbstaatlicher Institutionen	9.844	331	10.175
Schuldtitel von Unternehmen	146.280	1.631	147.911
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	654	-	654
	156.778	1.962	158.740
Sonstige Finanzinstrumente			
Derivate	20.385	-	20.385
	20.385	-	20.385
Gesamt	177.163	1.962	179.125

Derivative Finanzinstrumente

Zum 31. März 2008 weist die Hannover Rück in dieser Position im Berichtsquartal erworbene Verkaufsoptionskontrakte auf die Indizes Dax und EuroStoxx 50 mit einem Marktwert in Höhe von 30,6 Mio. EUR (31. Dezember 2007: 1,9 Mio. EUR) aus. Leerverkäufe von Kaufoptionskontrakten auf dieselben Indizes mit einem Marktwert in Höhe von 10,1 Mio. EUR (31. Dezember 2007: keine) waren zum Bilanzstichtag unter den anderen Verbindlichkeiten auszuweisen.

Darüber hinaus weist die Hannover Rück unter den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten zum 31. März 2008 im Zusammenhang mit der Rückversicherung stehende Derivate in Höhe von 28,2 Mio. EUR (31. Dezember 2007: 18,5 Mio. EUR) aus, die vom Grundgeschäft getrennt und zum Zeitwert bewertet wurden.

Ferner waren zum Bilanzstichtag im Zusammenhang mit der Rückversicherung stehende Derivate in Höhe von 22,3 Mio. EUR (31. Dezember 2007: 15,9 Mio. EUR) passivisch unter den anderen Verbindlichkeiten auszuweisen. Davon entfielen zum Bilanzstichtag Zeitwerte in Höhe von 19,5 Mio. EUR (31. Dezember 2007: 13,0 Mio. EUR) auf die in die „Modified coinsurance"- und „Coinsurance funds withheld" (Modco)-Rückversicherungsverträge eingebetteten Derivate. Die Ergebnisbelastung aus den Modco-Derivaten belief sich zum 31. März 2008 auf 7,7 Mio. EUR vor Steuern (31. März 2007: Ergebnisverbesserung in Höhe von 0,2 Mio. EUR). Im Rahmen der Bilanzierung von Modco-Rückversicherungsverträgen, bei denen Wertpapierdepots von den Zedenten gehalten und Zahlungen auf Basis des Ertrags bestimmter Wertpapiere des Zedenten geleistet werden, sind die Zinsrisikoelemente klar und eng mit den unterliegenden Rückversicherungsvereinbarungen verknüpft. Folglich resultieren eingebettete Derivate ausschließlich aus dem Kreditrisiko des zugrunde gelegten Wertpapierportefeuilles. Die Hannover Rück ermittelt die Marktwerte der in die Modco-Verträge eingebetteten Derivate unter Verwendung der zum Bewertungsstichtag verfügbaren Marktinformationen auf Basis einer „Credit Spread"-Methode, bei der das Derivat zum Zeitpunkt des Vertragsabschlusses einen Wert von Null aufweist und im Zeitablauf aufgrund der Veränderungen der Credit Spreads der Wertpapiere schwankt.

Ergebnis der Kapitalanlagen

in TEUR	**2008**	**2007**
	31.3.	**31.3.**
Erträge aus Grundstücken	386	615
Dividenden	5.803	1.660
Zinserträge	187.874	188.646
Sonstige Kapitalanlageerträge	17.236	7.408
Ordentliche Kapitalanlageerträge	211.299	198.329
Ergebnis aus Anteilen an assoziierten Unternehmen	695	976
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	133.776	40.155
Realisierte Verluste aus dem Abgang von Kapitalanlagen	26.074	11.499
Unrealisierte Gewinne und Verluste	-11.875	-126
Abschreibungen auf Grundstücke	122	141
Abschreibungen auf Dividendentitel	65.137	261
Abschreibungen auf festverzinsliche Wertpapiere	20.484	-
Sonstige Kapitalanlageaufwendungen	14.070	15.983
Nettoerträge aus selbst verwalteten Kapitalanlagen	208.008	211.450
Depotzinserträge	88.592	63.640
Depotzinsaufwendungen	33.990	16.909
Kapitalanlageergebnis	262.610	258.181

Die außerplanmäßigen Abschreibungen in Höhe von 85,6 Mio. EUR entfallen ausschließlich auf den dispositiven Bestand der Kapitalanlagen. Die Abschreibungen auf festverzinsliche Wertpapiere in Höhe von 20,5 Mio. EUR wurden größtenteils bei strukturierten Wertpapieren vorgenommen. Davon entfallen insgesamt 6,1 Mio. EUR auf weitere Abschreibungen, die direkt im Zusammenhang mit der Krise im US-Immobilienbereich stehen und von der Hannover Rück als ausfallgefährdet angesehen wurden. Aktien, deren Zeitwert signifikant, d. h. um mindestens 20 %, oder dauerhaft, d. h. für mindestens neun Monate, unter die Anschaffungskosten gesunken war, wurden in Höhe von 65,1 Mio. EUR als wertgemindert betrachtet.

Zinserträge aus Kapitalanlagen

in TEUR	2008	2007
	31.3.	31.3.
Festverzinsliche Wertpapiere – Dauerbestand	14.495	16.417
Festverzinsliche Wertpapiere – Darlehen und Forderungen	13.293	14.843
Festverzinsliche Wertpapiere – dispositiver Bestand	134.017	142.922
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	1.380	1.692
Sonstige	24.689	12.772
Gesamt	187.874	188.646

6.2 Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1.785 (31. Dezember 2007: 1.922) Mitarbeiter.

Zum Bilanzstichtag waren insgesamt 1.745 (1.825) Mitarbeiter für den Hannover Rück-Konzern tätig, davon 928 (907) Personen im Inland und 817 (918) Personen für die konsolidierten Konzerngesellschaften im Ausland.

6.3 Eigenkapitalentwicklung und Anteile anderer Gesellschafter

Das Eigenkapital wird nach IAS 1 „Presentation of Financial Statements" und in Anwendung von IAS 32 „Financial Instruments: Disclosure and Presentation" in Verbindung mit IAS 39 „Financial Instruments: Recognition and Measurement" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Das gezeichnete Kapital (Grundkapital der Hannover Rück AG) beträgt 120.597.134,00 EUR und ist in 120.597.134 stimm- und dividendenberechtigte, auf den Namen lautende nennwertlose Stückaktien eingeteilt. Die Aktien sind voll eingezahlt. Jede Aktie gewährt ein gleichrangiges Stimmrecht und einen gleichrangigen Dividendenanspruch.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Es besteht ein genehmigtes Kapital bis zu 60.299 TEUR, das bis zum 31. Mai 2009 befristet ist.

Die Ausgabe neuer, auf den Namen lautender Stückaktien kann einmal oder mehrmals gegen Bar- oder Sacheinlage erfolgen. Zur Begebung von Belegschaftsaktien können davon bis zu 1.000 TEUR verwendet werden.

Weiterhin besteht ein bedingtes Kapital bis zu 60.299 TEUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen sowie von Genussrechten oder Gewinnschuldverschreibungen mit Wandel- und Optionsrechten und ist befristet bis zum 11. Mai 2011.

6.4 Eigene Anteile

Nach IAS 1 sind eigene Anteile im Eigenkapital offen abzusetzen. Durch Beschluss der Hauptversammlung der Hannover Rück AG vom 3. Mai 2007 wurde die Gesellschaft ermächtigt, bis zum 31. Oktober 2008 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war während des Berichtszeitraums zu keinem Zeitpunkt im Besitz eigener Aktien.

6.5 Ergebnis je Aktie

Berechnung des unverwässerten sowie des verwässerten Ergebnisses je Aktie

	2008			2007		
	1.1.–31.3.			1.1.–31.3.		
	Ergebnis (in TEUR)	**Aktien (Anzahl)**	**Je Aktie (in EUR)**	**Ergebnis (in TEUR)**	**Aktien (Anzahl)**	**Je Aktie (in EUR)**
Konzernergebnis	151.461	–	–	123.541	–	–
Gewogener Durchschnitt der ausgegebenen Aktien (Anzahl)	–	120.597.134	–	–	120.597.134	–
Ergebnis je Aktie	151.461	120.597.134	1,26	123.541	120.597.134	1,02
aus fortzuführenden Geschäftsbereichen	151.461	120.597.134	1,26	108.281	120.597.134	0,90
aus aufgegebenen Geschäftsbereichen	–	120.597.134	–	15.260	120.597.134	0,12

Weder in der Berichts- noch in der Vorperiode lagen verwässernde Effekte oder andere außerordentliche Ergebnisbestandteile vor, die bei der Berechnung des Ergebnisses je Aktie gesondert hätten berücksichtigt oder ausgewiesen werden müssen.

Durch die Ausgabe von Aktien oder Bezugsrechten aus dem genehmigten oder dem bedingten Kapital könnte das Ergebnis je Aktie zukünftig potenziell verwässert werden.

7. Transaktionen mit nahe stehenden Personen und Unternehmen

Nach IAS 24 werden nahe stehende Unternehmen oder Personen u. a. als Mutter- und Tochterunternehmen und Tochtergesellschaften einer gemeinsamen Muttergesellschaft, assoziierte Unternehmen, juristische Personen unter Einfluss des Managements und das Management des Unternehmens definiert. In der Berichtsperiode bestanden die folgenden wesentlichen Geschäftsbeziehungen mit nahe stehenden Unternehmen oder Personen.

Der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) hält seit dem 10. Januar 2008 ausschließlich über die Talanx AG, auf die sowohl die HDI Verwaltungs-Service GmbH als auch die Zweite HDI Beteiligungsgesellschaft mbH gleichen Datums verschmolzen worden sind, eine Mehrheitsbeteiligung in unveränderter Höhe von 50,22 % an der Hannover Rück AG.

Die Hannover Rück-Gruppe bietet dem HDI-Konzern Rückversicherungsschutz. Insoweit besteht im versicherungstechnischen Geschäft eine Vielzahl von Geschäftsbeziehungen mit nicht von der Hannover Rück-Gruppe zu konsolidierenden, nahe stehenden Unternehmen im In- und Ausland. Dies beinhaltet sowohl übernommenes als auch abgegebenes Geschäft zu marktüblichen Konditionen. Die Protection Reinsurance Intermediaries AG räumt der Hannover Rück AG und der E+S Rück AG eine vorrangige Position als Rückversicherer von Zedenten der Talanx-Gruppe ein. Ferner können sich die Hannover Rück AG und die E+S Rück AG an den Schutzdeckungen auf den Selbstbehalt der Gruppenzedenten beteiligen und sich ebenfalls schützen lassen.

Wesentliche Rückversicherungsbeziehungen mit nahe stehenden Unternehmen in der Berichtsperiode werden in der folgenden Tabelle dargestellt.

Übernommenes und abgegebenes Geschäft im In- und Ausland

in TEUR	2008	
Nahe stehendes Unternehmen	**Prämie**	**versicherungstechnisches Ergebnis**
Übernommenes Geschäft		
ASPECTA Assurance International AG	5.314	848
ASPECTA Assurance International Luxembourg S.A.	8.674	1.032
ASPECTA Lebensversicherung AG	30.043	3.147
CiV Lebensversicherung AG	10.942	-1.818
CiV Versicherung AG	3.964	2.109
HDI Asekuracja Towarzystwo Ubezpieczen S.A.	4.310	1.118
HDI Assicurazioni S.p.A.	14.465	12.416
HDI Direkt Versicherung AG	4.514	2.660
HDI-Gerling Firmen und Privat Versicherung AG	3.359	-337
HDI-Gerling Industrie Versicherung AG	5.154	-2.440
HDI-Gerling Lebensversicherung AG	5.083	2.147
HDI-Gerling Verzekeringen N.V.	42.947	-4.148
HDI HANNOVER International España, Cia. de Seguros y Reaseguros S.A.	567	581
HDI Hannover Versicherung AG	6.895	-1.338
HDI Sigorta A.S.	7.631	1.664
Magyar Posta Biztositó Részvénytársaság	1.895	-425
Postbank Lebensversicherung AG	11.931	-385
Übrige Gesellschaften	3.552	1.032
Gesamt	171.240	17.863
Abgegebenes Geschäft		
HDI-Gerling Industrie Versicherung AG	–	-38
Übrige Gesellschaften	–	7
Gesamt	171.240	17.832

Seit dem Geschäftsjahr 1997 wird bei allen Neuzeichnungen und Verlängerungen der deutsche Markt von der E+S Rück AG und der ausländische Markt von der Hannover Rück AG bearbeitet. Durch interne Retrozession bleibt die prozentuale Aufteilung des Geschäfts, die für die vorher bestehende Zeichnungsgemeinschaft galt, zwischen diesen Gesellschaften im Wesentlichen erhalten.

Die AmpegaGerling Asset Management GmbH erbringt im vertraglich vereinbarten Rahmen Dienstleistungen zur Vermögensanlage und Vermögensverwaltung für die Hannover Rück sowie einige ihrer Tochtergesellschaften. Vermögenswerte in Spezialfonds werden durch die AmpegaGerling Investment GmbH verwaltet. Die AmpegaGerling Immobilien Management GmbH erbringt für die Hannover Rück Dienstleistungen im Rahmen eines Verwaltungsvertrages.

Gesellschaften der Talanx-Gruppe gewährten dem Hannover Rück-Konzern Versicherungsschutz u. a. in den Bereichen Betriebshaftpflicht-, Feuer-, Gruppenunfall- und Dienstreisekaskoversicherung. Ferner hat die Talanx AG der Hannover Rück AG und der E+S Rück AG die Unternehmensleiter-Vermögensschadenhaftpflichtversicherung der Talanx-Gruppe anteilig in Rechnung gestellt. Darüber hinaus erbrachten Abteilungen der Talanx AG für uns Dienstleistungen in den Bereichen Steuern und allgemeine Verwaltung. Alle Geschäfte erfolgten zu marktüblichen Konditionen.

8. Übrige Erläuterungen

8.1 Haftungsverhältnisse und Eventualverbindlichkeiten

Eine von der Hannover Finance, Inc., Wilmington/USA, im Geschäftsjahr 1999 begebene nachrangige Anleihe über 400,0 Mio. USD hat die Hannover Rück durch eine nachrangige Garantie abgesichert. Im Februar 2004 sowie im Mai 2005 hat die Hannover Rück AG die nachrangige Anleihe in Höhe von 370,0 Mio. USD bzw. 10,0 Mio. USD zurückgekauft, sodass die Garantie noch 20,0 Mio. USD absichert. Im Geschäftsjahr 2007 hat die Emittentin die Anleihe nunmehr zum Zweck der Entwertung von der Hannover Rück AG in Höhe von 380,0 Mio. USD zurückerworben und entwertet. Zu näheren Erläuterungen verweisen wir auf die Angaben zu Darlehen und nachrangigem Kapital im Konzernabschluss zum 31. Dezember 2007.

Die Hannover Rück AG hat über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. drei nachrangige Schuldverschreibungen am europäischen Kapitalmarkt platziert. Sowohl die im Jahr 2001 begebene Anleihe, deren Anleihevolumen nunmehr 138,1 Mio. EUR beträgt, als auch die Anleihen aus den Geschäftsjahren 2004 über 750,0 Mio. EUR und 2005 über 500,0 Mio. EUR hat die Hannover Rück AG jeweils durch eine nachrangige Garantie abgesichert. Zu näheren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2007.

Die Garantien der Hannover Rück AG für die nachrangigen Schuldverschreibungen greifen ein, soweit fällige Zahlungen aus den Anleihen seitens der jeweiligen Emittentin nicht geleistet werden. Die Garantien decken die jeweiligen Bondvolumina sowie die bis zu den Rückzahlungszeitpunkten fälligen Zinsen ab. Da die Zinsen aus den Anleihen teilweise von den jeweils zu den Zinszahlungszeitpunkten geltenden Zinshöhen am Kapitalmarkt abhängig sind (Floating Rate), sind die maximalen, undiskontierten Beträge einer möglichen Inanspruchnahme nicht hinreichend genau schätzbar. Im Hinblick auf die Garantieleistungen hat die Hannover Rück AG keine Rückgriffsrechte außerhalb des Konzerns.

Im Juli 2004 veräußerte die Hannover Rück AG zusammen mit den anderen Teilhabern ihre über die Willy Vogel Beteiligungsgesellschaft mbH gehaltene Beteiligung an der Willy Vogel AG. Zur Absicherung der im Kaufvertrag übernommenen Gewährleistungen erteilte die Hannover Rück AG gemeinsam mit den anderen Teilhabern dem Käufer eine selbstschuldnerische Bürgschaft mit einer Laufzeit bis zum Jahr 2009, die insgesamt auf 7,1 Mio. EUR begrenzt ist. Ferner wurde zwischen der Hannover Rück AG und den anderen Teilhabern für den Fall der Inanspruchnahme der Bürgschaft ein den jeweiligen Beteiligungsverhältnissen entsprechender Ausgleich vereinbart.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 1.988,5 Mio. EUR (31. Dezember 2007: 2.088,3 Mio. EUR). Zusätzlich haben wir im Rahmen von sogenannten „Single Trust Funds" unseren Zedenten weitere Sicherheiten in Höhe von 227,7 Mio. EUR (31. Dezember 2007: 328,7 Mio. EUR) eingeräumt.

Im Rahmen unserer Geschäftstätigkeit halten wir außerhalb der USA in verschiedenen Sperrdepots und Treuhandkonten Sicherheiten vor, die sich, bezogen auf die wesentlichen Gesellschaften des Konzerns, zum Bilanzstichtag auf 1.213,1 Mio. EUR (31. Dezember 2007: 1.235,1 Mio. EUR) beliefen.

Die in den Sperrdepots und Treuhandkonten gehaltenen Wertpapiere werden überwiegend im dispositiven Bestand der Kapitalanlagen ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Garantien in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Bilanzstichtag auf 2.017,3 Mio. EUR (31. Dezember 2007: 2.150,0 Mio. EUR).

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen seitens des Konzerns in Höhe von 198,6 Mio EUR (31. Dezember 2007: 235,2 Mio. EUR). Dabei handelt es sich im Wesentlichen um noch nicht erfüllte Einzahlungsverpflichtungen aus Beteiligungszusagen an Private-Equity-Funds und Venture-Capital-Gesellschaften in Form von Personengesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen. Die Finanzierungsphase wurde mit Wirkung zum 31. Dezember 2004 vertragsgemäß beendet. Die Haftungshöhe der Hannover Rück AG zum Novationszeitpunkt (31. Dezember 2011), bezogen auf zukünftige Bilanzstichtage, kann sich durch Schwankungen im EURIBOR bzw. Abweichungen der tatsächlichen Abrechnungen von den Projektionen ändern. Zum Bilanzstichtag wurde die Höhe der Rückversicherungsverpflichtungen unverändert auf 10,3 Mio. EUR geschätzt.

8.2 Ereignisse nach Ablauf des Quartals

Mit Wirkung zum 1. April 2008 haben wir zwecks Eröffnung eines Repräsentanzbüros in Rio de Janeiro, Brasilien, eine Vorrats-Servicegesellschaft erworben, deren Firma künftig Hannover Re Escritório de Representação no Brasil Limitada lauten wird. Der Zweck der Gesellschaft, deren Anteile zu 99 % von der Hannover Rück AG und zu 1 % von der Hannover Rück Beteiligung Verwaltungs-GmbH gehalten werden, wird ausschließlich in der Vertretung der Hannover Rück AG in Brasilien bestehen und keine Zeichnung von Versicherungsrisiken vor Ort umfassen.

Die Hannover Rück AG hat in Shanghai, Volksrepublik China, eine Niederlassung gegründet und von der chinesischen Versicherungsaufsichtsbehörde (China Insurance Regulatory Commission – CIRC) eine Lizenz zum Betrieb von Personen-Rückversicherungsgeschäft erhalten. Die Betriebsstätte wird voraussichtlich im zweiten Quartal 2008 ihre Geschäftstätigkeit aufnehmen.

Wesentliche Umrechnungskurse

1 EUR entspricht:	Devisenmittelkurs am Bilanzstichtag		Durchschnittskurs	
	2008	2007	2008	2007
	31.3.	31.12.	1.1.–31.3.	1.1.–31.3.
AUD	1,7294	1,6775	1,6741	1,6670
BHD	0,5955	0,5530	0,5700	0,4963
CAD	1,6173	1,4440	1,5094	1,5330
GBP	0,7950	0,7346	0,7603	0,6719
MYR	5,0464	4,8652	4,8940	4,6003
SEK	9,3850	9,4350	9,4168	9,1816
USD	1,5810	1,4716	1,5148	1,3153
ZAR	12,7942	10,0300	11,4037	9,4781

Hannover Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover
Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations
Stefan Schulz

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
stefan.schulz@hannover-re.com

Public Relations
Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

Interim Report | 1/2008

hannover re

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2008		2007	
	1.1.–31.3.	+/- previous year	1.1.–31.3.	31.12.
Results				
Gross written premium	2,275.5	-5.5%	2,408.4	
Net premium earned	1,678.7	-3.3%	1,736.8	
Net underwriting result	(28.6)	-68.8%	(91.7)	
Net investment income	262.6	+1.7%	258.2	
Operating profit (EBIT)	245.6	+59.3%	154.2	
Group net income	151.5	+22.6%	123.5	
Balance sheet				
Policyholders' surplus	5,046.4	-4.7%		5,295.1
Total shareholders' equity	3,140.4	-6.2%		3,349.1
Minority interests	532.8	-7.0%		572.7
Hybrid capital	1,373.2			1,373.3
Investments (incl. funds held by ceding companies)	29,244.3	+0.7%		29,042.0
Total assets	37,371.3	+0.8%		37,068.4
Share				
Earnings per share (diluted) in EUR	1.26	+22.6%	1.02	
Book value per share in EUR	26.04	-6.2%		27.77
Share price at year-end in EUR	33.02	+4.7%	33.35	31.55
Dividend	–		–	277.4
Dividend per share in EUR	–		–	1.80+0.50 [1]
Market capitalisation at the end of the period	3,982.1	+4.7%	4,021.9	3,804.8
Ratios				
Combined ratio (non-life reinsurance) [2]	99.5%		105.5%	
Catastrophe/major losses as percentage of net premium earned (non-life reinsurance) [3]	6.8%		15.9%	
Retention	88.7%		84.9%	
Return on investment	4.4%		4.3%	
EBIT margin [4]	14.6%		8.9%	
Return on equity (after tax)	18.7%		16.6%	

[1] *Bonus*
[2] *Including expenses on funds withheld and contract deposits*
[3] *Natural catastrophes and other major losses in excess of EUR 5 million gross*
[4] *Operating profit (EBIT)/net premium earned*



Wilhelm Zeller
Chairman of the
Executive Board

Dear shareholders,
Ladies and Gentlemen,

Your company got off to a very good start in 2008. Despite some headwind due to the difficult state of global capital markets, we are thoroughly satisfied with our result for the first quarter. It has put in place a good foundation for achieving our ambitious profit target for the full financial year – namely a return on equity in excess of 15 percent after taxes.

In both non-life and life/health reinsurance your company is well positioned to profit from the available market opportunities. The treaty renewals as at 1 January 2008 in *non-life reinsurance* – our largest and hence most important business group – passed off better than initially expected: rate reductions proved to be more modest than anticipated despite appreciable softening tendencies, as a consequence of which we obtained prices and conditions that were largely commensurate with the risks. The worldwide credit and surety line as well as business in our home market delivered an especially gratifying performance. In these areas we were able to enlarge our market share thanks to new customer relationships and increased treaty participations with existing accounts, thereby further extending our position as one of the leading reinsurers.

I would like to assure you, our valued shareholders, that your company is also well equipped to face the challenges of a softening market. Key factors here are our broad diversification as a multi specialist and our active cycle management. In concrete terms, this means that we are currently reducing our market share in cyclical markets – as is the case, for example, in North America, where we have scaled back our involvement in the face of declining rates. At the same time we act on attractive business opportunities, such as those in worldwide credit and surety reinsurance, in Germany or indeed in reinsurance transacted according to Islamic principles. Our maxim of "profitability before volume" is becoming more important than ever in the softening reinsurance environment.

When it comes to risk management through the transfer of catastrophe exposures to the capital market, we were once again active as the year got underway. We further increased the volume of our "K5" transaction, as a result of which our equity base is now even better protected overall against the strains associated with exceptionally large losses.

Our second business group – *life and health reinsurance* – recorded only moderate growth in the first quarter. We are nevertheless highly satisfied with the profit trend and continue to believe that our targeted objectives can be accomplished. Right at the outset of the year we realised our largest block assumption transaction to date involving life insurance business in the United States. In the United Kingdom, too, the world's second-largest life reinsurance market, we are superbly positioned with our emphasis on enhanced annuities. The Asian growth markets are another focus of our activities: as soon as we have negotiated the last formal hurdle our newly established branch office in Shanghai is set to commence business operations within the coming weeks. We shall then be able to offer our clients tailored products and hence profit from the extraordinary growth potential inherent in the Chinese market.

All in all, we are satisfied with the performance of our *investments*, although conditions on the international capital markets are currently anything but favourable. We used the market upheavals in January/February as an opportunity to shorten the duration of our USD portfolio. This move contrasts, however, with write-downs taken at the end of the quarter – especially on our equity portfolio. Net investment income rose only marginally overall.

I am particularly gratified to report to you, our valued shareholders, that the movement of our share price during February – after the low of January 2008 – has finally begun to reflect the value of your company. The *Hannover Re share* put on substantial gains, at times even bucking the market trend. It is my hope that the market will continue to recognise the profit potential of your company going forward and that the rise in the share price will be sustained.

I would like to thank you most sincerely – also on behalf of my colleagues on the Executive Board – for your trust in Hannover Re. We are and will continue to be guided by our overriding goal of leading your company responsibly and securely into a profitable future.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

BOARDS AND OFFICERS
of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1) 2) 3)] Berg	Chairman
Dr. Klaus Sturany [1)] Dortmund	Deputy Chairman
Herbert K. Haas [1) 2) 3)] Burgwedel	
Uwe Kramp [4)] Hannover	
Karl Heinz Midunsky [3)] Gauting	
Ass. jur. Otto Müller [4)] Hannover	
Dr. Immo Querner Ehlershausen	
Dr. Erhard Schipporeit [2)] Hannover	
Gert Waechtler [4)] Großburgwedel	

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

1) Member of the Standing Committee
2) Member of the Balance Sheet Committee
3) Member of the Nomination Committee
4) Staff representative

Significantly more marked volatility on equity markets dampened the mood among investors in the first quarter of 2008. Recurring economic concerns and fears of recession in the United States dominated the media headlines. The stock market year thus got off to another stormy start. The first three weeks were notable for a steady decline in prices. Even as the first quarter progressed equity markets showed no sign of recovery. There seemed to be no end to the bad news surrounding the credit crunch. Since the crisis began in 2007 financial stocks have figured among the losers on exchanges around the world. The uncertainties on global capital markets were further exacerbated by the weakness of the US dollar and high commodity prices. It is only since the middle of March that the general price trend on equity markets has begun to move slightly upwards.

The Dax had fallen 20.2% by 23 January 2008 to stand at 6,439 points. A very turbulent market phase ensued, during which the Dax repeatedly enjoyed short-lived rallies. At the beginning of February and again towards the middle of the month it even flirted with the 7,000 mark. Yet these recoveries were not sustained. On 17 March 2008 the Dax closed at 6,182 points, its lowest level of the year to date. Compared to the level at the start of the year – 8,067 points –, this was equivalent to a decline of 23.4%.

The MDax developed similarly poorly. It fell to its lowest level of the year so far on 21 January 2008 at 7,941 points, a decline of 19.5% relative to the start of the year (9,865 points). In comparison with the Dax the MDax enjoyed a somewhat better recovery in the following weeks and even broke through the 9,000 mark for a few days. This revival was sustained until the end of February, after which the MDax, too, retreated again. Many indicators would suggest that by the middle of March the market had put all the bad news behind it, as a result of which stock markets generally moved modestly upwards again. The Dax and MDax have nevertheless recorded negative performances of 19.0% and 10.9% respectively since the turn of the year.

Performance of the Hannover Re share compared with standard benchmark indices and the ABN Amro Global Reinsurance Index


in %
110
100
90
80
70
2 January 2008
3 January 2008
9 January 2008
16 January 2008
21 January 2008
28 January 2008
4 February 2008
10 February 2008
17 February 2008
24 February 2008
1 March 2008
7 March 2008
13 March 2008
18 March 2008
25 March 2008
31 March 2008
Hannover Re share
Dax
MDax
ABN Amro Global Reinsurance Index
Prime Insurance Performance Index

The Hannover Re share was unable to divorce itself from the general market sentiment at the start of the year. In the first three weeks of the year the share price fell by 20.8%, touching its lowest point of the year to date on 21 January 2008 at EUR 25.00. It subsequently improved – at times even bucking the general market trend – to close at EUR 33.02 on 31 March 2008. This constitutes a rise of 32.1% since the year's low on 21 January 2008 and a positive performance of 4.7% since the turn of the year.

Our strategic objective is to outperform our internal benchmark, the weighted ABN Amro Global Reinsurance Index, on a three-year moving average. As at 31 March 2008 we fell just short of this goal by two percentage points. On a year-to-year basis, however – i.e. over the course of the first three months of the year under review – the Hannover Re share performed very well (+4.7%) relative to the benchmark index, which slipped 4.1% in the first quarter.

The analysts' conferences held annually by Hannover Re in Frankfurt and London are undoubtedly a highlight of our Investor Relations activities. The consolidated financial statement is presented to analysts at these conferences. A live webcast is also publicly available through Hannover Re's homepage. Despite the turmoil on capital markets, many analysts were again in attendance this year to hear the unveiling of the year-end result first hand. At the start of the first quarter we again held our conference call on the renewals, an event that also enjoyed lively interest among the financial community.

Share information

Figures in EUR	31.3.2008	2007	2006	2005	2004	2003 [1]
Earnings per share (diluted)	1.26	6.08	4.27	0.41	2.32	3.24
Dividend per share	–	1.80+0.50 [2]	1.60	–	1.00	0.95

[1] On a US GAAP basis
[2] Bonus

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	Talanx AG: 50.2% Free float: 49.8%
Common shares as at 31 March 2008:	EUR 120,597,134.00
Number of shares as at 31 March 2008:	120,597,134 no-par-value registered shares
Market capitalisation as at 31 March 2008:	EUR 3,982.1 million

Business development

We are thoroughly satisfied with the development of our two business groups – non-life reinsurance and life/health reinsurance – in the first quarter of 2008. Although the turmoil on capital markets has left a mark on our investment income, we are on course to achieve our profit target for the full financial year – namely a return on equity in excess of 15%.

In both non-life and life/health reinsurance we are very well placed to profit from the available business opportunities on worldwide reinsurance markets.

Risk management continues to be a top priority for our company: as part of our quantitative approach to risk management the most significant risks in non-life reinsurance – such as the reserving and exposure risks – are actuarially assessed using mathematical methods. Constant monitoring and controlling of all risks forms the cornerstone of our qualitative risk management; in this context special attention is paid to operational risks, which we track, assess and reduce using appropriate measures.

In the life/health reinsurance segment the reserving risk is not of paramount concern. Short run-offs of death claims and the mandatory application of globally recognised actuarial standards in conjunction with expert appraisal by local regulators and external firms of actuaries substantially limit the reserving risk. We actively manage the exposure risk: core fields of action in this regard are our geographical diversification as well as extensive risk immunisation (mortality risks vs. longevity risks vs. morbidity risks) in accordance with our orientation based on five strategic pillars. Even in adverse risk scenarios this alignment results in stable value creation.

Along with traditional retrocessions we continue to conserve our capital by transferring insurance risks to the capital market. As at 1 January 2008 we boosted the volume of such transactions in non-life reinsurance by USD 100 million to USD 1.1 billion.

Gross written premium in total business declined as expected by 5.5% to EUR 2.3 billion (EUR 2.4 billion) as at 31 March 2008. The decrease can be attributed in particular to the weakness of the US dollar. At constant exchange rates the premium volume would have remained virtually stable. The level of retained premium climbed to 88.7% (84.9%) due to appreciable savings on the costs of our own protection covers, as a consequence of which net premium fell by a less marked 3.3% to EUR 1.7 billion (EUR 1.7 billion).

The burden of catastrophe losses and major claims in the first quarter was below average.

The current turmoil on capital markets – especially the continued widening of credit spreads and the slide in equity prices – was similarly reflected in the investment income that we generated in the early months of the year. As a result, and given the further drop in the value of the US dollar, our portfolio of assets under own management contracted; ordinary income excluding interest on deposits grew by a modest 6.5% to EUR 211.3 million (EUR 198.3 million). Interest on deposits increased by 16.8% to EUR 54.6 million (EUR 46.7 million). Of the total write-downs of EUR 85.6 million taken on securities, equities accounted for EUR 65.1 million. This contrasted, however, with realised gains of EUR 107.7 million on balance, attributable principally to the shortening of the duration of our US portfolio; net investment income consequently improved on the comparative period of the previous year by 1.7% to EUR 262.6 million (EUR 258.2 million).

The operating profit (EBIT) surged by 59.3% to EUR 245.6 million (EUR 154.2 million). Group net income as at 31 March 2008 increased by 22.6% to EUR 151.5 million (EUR 123.5 million). Earnings per share came in at EUR 1.26 (EUR 1.02), corresponding to an annualised return on equity of 18.7%. (16.6%)

Shareholders' equity fell by EUR 208.7 million compared to the level of 31 December 2007 to stand at EUR 3.1 billion. The book value per share consequently also dropped by 6.2% to EUR 26.04. The policyholders' surplus, comprised of shareholders' equity, minority interests and hybrid capital, totalled EUR 5.0 billion (EUR 5.3 billion).

Non-life reinsurance

Although the situation on the non-life reinsurance market is overshadowed by softening tendencies, we were satisfied overall with the treaty renewals as at 1 January 2008 – when around two-thirds of our total portfolio were renewed. For the most part, the rate reductions proved to be more modest than anticipated. By and large, we were again able to obtain prices and conditions commensurate with the assumed risks.

More appreciable premium decreases in certain areas were offset by increases in the German market and in worldwide credit and surety reinsurance.

Key fine-tuning tools used in our underwriting practice continue to be our active cycle management and profit-oriented underwriting policy, according to which we concentrate on those segments that offer the greatest profitability.

The development of business in our domestic market was most gratifying: thanks to new client relationships and increased treaty participations with existing accounts we were able to further enlarge our considerable market share and hence extend our position as one of the leading reinsurers in Germany.

In US property business the rate level – outside of catastrophe covers – was broadly stable with only modest price declines. Property catastrophe business, on the other hand, witnessed appreciable rate erosion due to the absence of catastrophe losses. In casualty business prices are now softening on the reinsurance side, too, although conditions were still acceptable. All in all, our premium volume in North America contracted as anticipated.

With worldwide credit and surety reinsurance posting good results in 2007 – as in previous years too –, rates and conditions in this line came under moderate pressure. We selectively expanded our portfolio in areas that promise healthy profitability.

Key figures for non-life reinsurance

Figures in EUR million	2008		2007
	1.1.–31.3.	+/- previous year	1.1.–31.3.
Gross written premium	1,506.9	-9.5%	1,664.4
Net premium earned	996.9	-8.8%	1,092.6
Underwriting result	(3.3)	-95.0%	(66.2)
Net investment income	176.7	-0.7%	177.9
Operating profit (EBIT)	181.5	+94.5%	93.3
Group net income	113.5	+11.3%	102.0
Earnings per share in EUR	0.94	+11.3%	0.85
Retention	88.6%		83.8%
Combined ratio [1]	99.5%		105.5%

[1] Including expenses on funds withheld and contract deposits

In marine business we responded to declining rates by somewhat scaling back our exposure in catastrophe-exposed regions such as the Gulf of Mexico. Terms and conditions in aviation reinsurance are not particularly attractive due to further price erosion. We only write business that in our assessment offers adequate profitability.

In facultative reinsurance we extended our participation in casualty business.

In Russia – an especially competitive market – we were crowned as the best foreign reinsurer in the first quarter. This seal of approval is all the more pleasing inasmuch as we do not maintain a local representative office but write our business from Hannover Home Office. More importantly, our clients value our quick and undogmatic decision-making as well as our tailored products. We received a further distinction – as reinsurance company of the year in Russia – from the UK trade journal "Reactions".

In addition to traditional reinsurance we continue to be active in the field of structured products: here, too, we were highly satisfied with the development of business, as demand picked up again in the first quarter of 2008. In Asia and Europe we were able to modestly enlarge our portfolio. Particularly in Germany and Spain, for example, we successfully closed new transactions. Yet in the United States and United Kingdom, too, interest in structured covers has continued to rally. Our Dublin-based subsidiary Hannover Re Ireland concentrates on the needs of these latter two markets.

Overall, then, we are satisfied with the development of our non-life reinsurance business group. The gross premium volume as at 31 March 2008 contracted by 9.5% relative to the same period of the previous year to stand at EUR 1.5 billion (EUR 1.7 billion). At constant exchange rates, especially against the US dollar, the decrease would have been just 4.2%. The level of retained premium climbed from 83.8% to 88.6%. Net premium earned fell by 8.8% to EUR 1.0 billion (EUR 1.1 billion).

The major loss incidence in the first quarter was below average: the largest single loss event was winter storm "Emma" with a net strain of EUR 26.3 million, followed by snowstorms in China that are currently expected to cost us EUR 12.0 million for net account. Floods in Australia left us with a relatively modest burden of EUR 4.1 million. In addition, we incurred a number of fire losses as well as a marine claim, although the resulting claims expenditure for Hannover Re was relatively slight. The total net burden of catastrophe losses and major claims amounted to EUR 68.1 million; this figure is equivalent to 6.8% of net premium in non-life reinsurance and hence well within the expected level of 10%. The combined ratio stood at 99.5% (105.5%).

The net underwriting result of -EUR 3.3 million improved on the comparative quarter's figure of –EUR 66.2 million. It was primarily for this reason that the operating profit (EBIT) in non-life reinsurance surged by 94.5% to EUR 181.5 million (EUR 93.3 million). Group net income climbed by 11.3% to EUR 113.5 million (EUR 102.0 million), generating earnings of EUR 0.94 (EUR 0.85) per share.

Life and health reinsurance

As in past years, our product range in life and health reinsurance encompasses five business segments: financial solutions, bancassurance, new markets, conventional risk-oriented reinsurance and multinational insurance clients. This positioning enables us to enjoy a promising portfolio and vigorous organic growth.

Our life and health reinsurance business group started the current year brightly: in the first quarter we successfully realised our largest block assumption transaction to date involving individual life business in the United States. The transaction, which was closed on 1 January 2008 by our US subsidiary Hannover Life Re America, is comprised of universal life policies of several US life insurers with first-class ratings. Another focus of our activities in the US is on special health insurance products aimed at senior citizens.

The United Kingdom – the second-largest life reinsurance market in the world – is of exceptional importance to our company. We generate 30% of our premium volume in this market, where we have positioned ourselves as a specialty provider for enhanced annuities. In this subsegment, as with the reinsurance of already existing pension funds, we continue to see promising business opportunities.

Bancassurance business in French-speaking European markets also remains attractive for our company.

A special focus of our strategy is on Asian markets: in China we expect to commence business operations in May through our newly established branch office in Shanghai. This will enable us to tap into the advantages enjoyed by a local reinsurer in the vigorously expanding Chinese reinsurance market and step up the level of support and service provided for our clients.

In December 2007 we received a provisional licence from the South Korean insurance regulator to establish a branch office in Seoul. It is our expectation that we will be able to start doing business in Korea, the largest life reinsurance market in Asia, by the middle of the year.

Furthermore, we are actively engaged in cultivating the Islamic insurance markets. Not only do we support our clients with the design of insurance products according to Islamic principles, we also advise them on marketing and sales methods. Through our subsidiary Hannover ReTakaful in Bahrain we are able to cover the entire range of "family takaful" products.

Key figures for life and health reinsurance

Figures in EUR million	2008		2007
	1.1.–31.3.	+/- previous year	1.1.–31.3.
Gross written premium	770.1	+3.5%	744.1
Net premium earned	681.8	+5.8%	644.2
Net investment income	76.2	+7.3%	71.0
Operating profit (EBIT)	47.9	-7.6%	51.8
Group net income	38.3	+13.0%	33.9
Earnings per share in EUR	0.32	+13.0%	0.28
Retention	88.6%		87.4%
EBIT margin [1]	7.0%		8.1%

[1] Operating profit (EBIT)/net premium earned

Although the gross written premium increased by just 3.5% to EUR 770.1 million (EUR 744.1 million) as at 31 March 2008, growth would have reached 10.0% at constant exchange rates. The level of retained premium rose from 87.4% to 88.6%. Net premium earned climbed 5.8% to EUR 681.8 million (EUR 644.2 million).

The operating profit (EBIT) amounted to EUR 47.9 million. Whilst this fell short of the comparative reporting period (EUR 51.8 million), it should be borne in mind that the first quarter of 2007 reflected a positive special effect of more than EUR 14 million from the release of a special reserve constituted in connection with lapse risks on the UK market. The claims experience for both mortality and morbidity risks was highly gratifying at all operating units within the life and health reinsurance business group.

The EBIT margin of 7.0% was within the target corridor of 6.5% to 7.5%. Group net income was boosted by 13.0% to EUR 38.3 million (EUR 33.9 million); this was equivalent to earnings per share of EUR 0.32 (EUR 0.28) and therefore constitutes a good basis for achieving our targets for the full financial year.

As in the previous year, we are also reporting on the European Embedded Value (EEV) in the context of our interim report on the first quarter. The EEV consists of a valuation of the life and health reinsurance portfolio as well as the allocated capital and hence provides a basis for assessing its long-term profitability. As far as its economic assumptions are concerned, the EEV is for the first time being calculated on an entirely market-consistent basis for the 2007 financial year, following the use of near-market-consistent assumptions in the calculation as at 31 December 2006.

As at 31 December 2007 the Market Consistent Embedded Value for the life and health reinsurance business group again developed very favourably. It totalled EUR 1.7 billion (EUR 1.5 billion), corresponding to growth of 12.3%. The value of new business amounted to EUR 106.4 million (EUR 64.2 million). The operating embedded value earnings from both new and in-force business increased by 50.9% to EUR 280.0 million (EUR 185.6 million).

Investments

The international equity markets failed to build on the positive trend of the previous year in the first quarter, shedding – especially in Europe – up to one-fifth of the index levels as at year-end 2007. These downturns were prompted by fresh uncertainties on the global credit market, triggered by the meltdown in the US mortgage sector that had begun in 2007.

Net investment income

Figures in EUR million	**2008**		**2007**
	31.3.	**+/- previous year**	**31.3.**
Ordinary investment income [1]	211.3	+6.5%	198.3
Results from participation in associated companies	0.7	-28.8%	1.0
Realised gains/losses	107.7	+275.8%	28.7
Impairments on investments [2]	85.7		0.4
Unrealised gains/losses [3]	(11.9)		(0.1)
Investment expenses	14.1	-12.0%	16.0
Net investment income from assets under own management	208.0	-1.6%	211.5
Net investment income from funds withheld	54.6	+16.8%	46.7
Total investment income	262.6	+1.7%	258.2

[1] Excluding expenses on funds withheld and contract deposits
[2] Including depreciation/impairments on real estate
[3] Portfolio at fair value through profit or loss and trading

The American and European bond markets are currently seeing increased volatility in virtually all durations. Significant yield decreases were observed in most currency areas in the first three months of 2008; these were driven principally by switching from other higher-risk asset segments into government bonds. The renewed uncertainties in the credit market, especially with respect to financials, led to a further significant rise in risk premiums for corporate bonds of all qualities. Our principal focus in the area of fixed-income securities therefore continues to be on high quality and liquidity while maintaining a neutral/defensive duration.

These upheavals on capital markets in the first three months of the current year also left a mark on our investment portfolio. The continuing slide of the US dollar caused the volume of assets under own management to decline from the level as at 31 December 2007 to EUR 19.0 billion (EUR 19.8 billion). The pleasing movement in prices due to the lower yield curves did not entirely offset the further rise in risk premiums on corporate bonds as well as the slump on equity markets, leading to erosion of the unrealised gains and losses in the Group's portfolio.

Ordinary income excluding interest on deposits climbed by 6.5% to EUR 211.3 million, as against EUR 198.3 million in the corresponding quarter of the previous year. This can be attributed to a slightly higher average yield in the portfolios and to a marginally larger average portfolio relative to the comparative quarter. In the context of our proactive approach to portfolio management – especially as part of tactical shortening of durations in the US portfolios – profits of EUR 133.8 million (EUR 40.2 million) were realised on the disposal of investments, as against realised losses of EUR 26.1 million (EUR 11.5 million). Of the total write-downs of EUR 85.6 million on securities, an amount of EUR 65.1 million was taken on our existing equity investments in light of the market development described above. The remaining impairment losses charged to income were largely attributable to the further price decline in the ABS/MBS market. Net income from assets under own management consequently contracted slightly by 1.6% to EUR 208.0 million (EUR 211.5 million). This effect was, however, offset by income from interest on deposits – which rose by 16.8% to EUR 54.6 million (EUR 46.7 million) –, as a consequence of which net income from total investments improved by 1.7% over the comparative period of the previous year to EUR 262.6 million (EUR 258.2 million).

Risk report

Risk management strategy and methods

Our risk management is guided by the principle of optimally exploiting opportunities while at the same time adequately controlling and managing the risks associated with our business activities. The following strategic elements are the hallmarks of our Group-wide risk management:

Central elements of the risk management system

Controlling elements	Key risk management tasks
Supervisory Board	• Advising and monitoring the Executive Board in its management of the company, inter alia with respect to risk management
Executive Board	• Overall responsibility for risk management • Definition of the risk strategy • Responsible for the proper functioning of risk management
Risk Committee [1]	• Monitoring and coordinating body with respect to operational risk management • Decision-making power is within the bounds of the risk strategy defined by the Executive Board.
Group Risk Management [2]	• Risk monitoring function • Methodological competence, inter alia for – development of processes/methods for risk assessment, management and analysis – risk limitation and reporting – risk monitoring and determination of the required risk capital across the Group
Business units [3]	• Primary risk responsibility, inter alia responsible for risk identification and assessment on the departmental level. The task is performed on the basis of the guidelines for the independent risk monitoring function.
Line-independent monitoring	• Group-wide review of all functional areas of Hannover Re by Internal Auditing

[1] Members: Chairman of the Executive Board, Chief Financial Officer, member of the Board responsible for life/health reinsurance, member of the Board responsible for coordinating non-life reinsurance, Head of Controlling and Chief Risk Officer.
[2] Group Risk Management is led by the Chief Risk Officer and encompasses the functions of aggregate control, natural catastrophe modelling, actuarial claims analysis, dynamic financial analysis (DFA), handling of operational risks and risk reporting.
[3] Treaty departments and service units within the non-life and life/health reinsurance business groups and in the investments sector

The following factors are hallmarks of our risk management system:

- central coordination by Group Risk Management and local risk responsibility in the various areas
- documentation of the essential components of the system in compulsory rules
- systematic and thorough recording of all conceivable risks that could jeopardise the company's net income or survival from the current perspective
- standard and ad hoc reports appropriate to the various risks
- quarterly meetings of the Risk Committee
- use of efficient steering and controlling systems, e.g. DFA risk budgets
- feedback-control-based review of the efficiency of the systems and adjustment as necessary in line with the prevailing business environment and/or changed risk situation.

Risk situation

The risk situation of Hannover Re is essentially defined by comprehensive analysis of the following risk categories.

Comprehensive analysis of risk categories

Risk category	Major risks	Key risk management activities
Global risks	External risks that are beyond our direct sphere of influence, e.g. from legislation and court practice	Monitoring of relevant legal areas and analysis of claims trends Proactive adjustment of underwriting policy
Strategic risks	Imbalance between the defined corporate strategy and changing framework conditions, e.g. as a result of inconsistent strategy implementation	Regular review and, as necessary, adjustment of our strategy, structures and processes, e.g. by means of systematic quality and process management
Operating risks		
Technical risks	Divergence of cash flows in (re-)insurance business from their expected values (risks of random fluctuation, error and change), e.g. due to natural catastrophes ("Kyrill") and/or other major losses, miscalculation of mortality, life expectancy and disability probabilities	**Across all lines of business** Risk spreading through diversification of the portfolio Running of relevant (extreme or stress) scenarios and determination of their effect on key balance sheet variables and performance indicators as well as comparison with the planned figures **Non-life reinsurance** Calculation of the loss reserves on an actuarial basis and additional review of the adequacy of reserves by external actuaries and auditors Risk reduction through retrocessions to the insurance and capital markets Monitoring of the natural hazards exposure (modelling, aggregate control)
		Life and health reinsurance Review of the risk feasibility of new business activities and of the assumed international portfolio Use of secure biometric actuarial bases

Risk category	Major risks	Key risk management activities
Investment risks	Decrease in the fair value of investments due to market, credit, liquidity and currency risks	Orientation of investments to the requirements of the reinsurance business through Group-wide investment guidelines Systematic adherence to the principle of matching currency cover Systematic asset/liability management Clear distinction between trading, settlement and risk control based on the principle of separation of functions applied through to the level of management Partial hedging of portfolios, especially with an eye to price, currency and interest rate risks, through short-call and long-put options as well as swaps
Operational risks	Risk of losses occurring because of the inadequacy or failure of internal procedures, human error/ system failure or external events, e.g. IT failure, pandemic	Internal control system, contingency plans (e.g. crisis communication), backup computer centre and alternative workplaces for emergencies

Further information on our risk management system, and in particular quantitative data on individual risks, is provided in the section of the Notes entitled "Management of technical and financial risks".

Overall assessment of the risk situation

In the context of our worldwide operations we are exposed to a diverse spectrum of potential risks. These risks, however, always go hand-in-hand with corresponding opportunities. On the basis of our holistic approach to risk management, arrived at from an overall analysis of our business environment, we cannot discern any risks that could jeopardise the continued existence of our company in the short or medium term or have a significant, lasting effect on our net income, financial position or assets.

Detailed information on the organisation of our risk management and on further risk management measures is provided in the Annual Report for the financial year ending 31 December 2007.

Outlook

On the basis of our strategic orientation and the available market opportunities in non-life and life/health reinsurance, we anticipate another good result in 2008. Both the gross and net premium should come in on a par with the previous year for the Hannover Re Group.

Despite perceptible softening tendencies in the *non-life reinsurance* market, conditions still remain acceptable. In the treaty renewals as at 1 January 2008 we were for the most part able to obtain prices and conditions commensurate with the risks. In areas where the business failed to satisfy our profitability standards, we pulled back and reshuffled our portfolio in favour of other segments – such as German business and the worldwide credit and surety line.

The increased market shares in these areas will have correspondingly positive effects on our result. In accordance with our active cycle management, on the other hand, we scaled back the proportion of North American business in response to signs of emerging pressure – sometimes markedly so – on

rates. In view of the absence of catastrophe losses, prices for property catastrophe business declined – although in the casualty sector, too, market conditions are now softening on the reinsurance side. Reinsurance conditions here were nevertheless still acceptable.

In non-life reinsurance we also keep a close eye on profitable niche business. The situation in the so-called retakaful market was highly favourable. Given the vigorous economic growth and construction boom in Southeast Asia and the Near East, demand for Sharia-compliant products is constantly on the rise.

The treaty renewals as at 1 April in Japan and South Korea were also notable for softening on the reinsurance markets. In Japan the picture was a mixed one in the various segments. We were able to secure stable prices in general property business and modestly expanded our portfolio. It was possible to push through improvements in conditions under proportional property programmes that had suffered losses. In accident business we scaled back our participation in response to sharp rate cuts. Windstorm and earthquake covers saw the anticipated substantial rate reductions due to the absence of catastrophe losses. Our premium volume in this segment contracted by 9%. In Japanese casualty business, on the other hand, prices for the most part held stable – enabling us to maintain our portfolio. All in all, we view the outcome of the treaty renewals as acceptable, although we shall reduce our involvement in Japan if rates continue to decline.

A feature of the Korean market was more intense competition from new providers, which significantly aggravated the situation. Even in areas that had incurred losses – such as non-proportional property business –, prices came under palpable pressure. Programmes that had been spared losses saw rate reductions, in some cases of more than 10%. Overall, we have consolidated our portfolio in Korea and are concentrating on our core clients.

In general terms, the effects of a softening market are only reflected in our results after a certain time lag for systemic reasons, as a consequence of which these tendencies should not significantly impact the result of the current year. On account of our profit-oriented underwriting policy and very good diversification and thanks to our excellent rating, we can continue to generate attractive business.

Following the abolition of the reinsurance monopoly in Brazil, we have decided to establish a representative office in Rio de Janeiro. Approval to commence business operations should be given by the Brazilian insurance regulator in the coming weeks. The representative office will ensure that we enjoy unlimited access to clients, hence giving us an optimal platform for securing a satisfactory share in the emerging Brazilian market.

All in all we expect a reduction of our net premium for non-life reinsurance by 5% due to the weaker US dollar. Provided the burden of catastrophe losses and major claims remains within the expected bounds of around 10% of net premium, we anticipate a very healthy profit contribution.

Our business prospects in *life and health reinsurance* are exceptionally bright. The increasing size of the upper levels of the age pyramid in industrial nations continues to drive growth in annuity and health insurance. Based on our superb worldwide positioning and diversification, we expect continued favourable profitability and double-digit premium growth.

In the United States we anticipate further attractive market opportunities going forward in the areas of block assumption transactions and health insurance for seniors. Our main focus in Germany is on products aimed at senior citizens and unit-linked policies, with above all long-term care annuities likely to enjoy growing popularity. Asia is expected to deliver particularly significant stimuli for additional growth: in China we shall launch business operations in the coming weeks through our branch office in Shanghai; in South Korea we plan to establish a branch office in Seoul by the middle of the year. On the Indian Subcontinent, too, we intend to step up our business activities.

On the *investments* side we are concerned that due to the continuing weakness of the US dollar our investment portfolio will grow only moderately despite the anticipated positive cash flow that we generate from the technical account and our asset holdings. Assuming that capital markets normalise over the course of the year, we are looking to a stable income from investments under own management. In the

area of fixed-income securities our focus continues to be on the high quality and diversification of the portfolio. In combination with our equity holdings, this should enable us to achieve a stable profit contribution from our investments.

In view of the conditions on reinsurance markets described above, we anticipate another good result for the full 2008 financial year. Provided the burden of catastrophe losses and major claims does not significantly exceed the revised expected level of 10% of net premium in non-life reinsurance and assuming a normalisation on capital markets, we expect to generate a return on equity of more than 15% and earnings per share of around EUR 5 for the 2008 financial year.

CONSOLIDATED BALANCE SHEET
as at 31 March 2008

Figures in EUR thousand	2008	2007
Assets	**31.3.**	**31.12.**
Fixed-income securities – held to maturity	1,436,661	1,488,816
Fixed-income securities – loans and receivables	1,489,649	1,537,889
Fixed-income securities – available for sale	11,024,630	12,477,055
Fixed-income securities – at fair value through profit or loss	144,097	158,740
Equity securities – available for sale	1,731,814	2,000,390
Other financial assets – at fair value through profit or loss	58,828	20,385
Real estate	14,343	16,962
Investments in associated companies	170,301	170,839
Other invested assets	663,175	677,957
Short-term investments	1,992,363	930,821
Cash	282,608	335,422
Total investments and cash under own management	19,008,469	19,815,276
Funds held	9,824,039	8,610,554
Contract deposits	411,755	616,134
Total investments	29,244,263	29,041,964
Reinsurance recoverables on unpaid claims	2,276,465	2,471,585
Reinsurance recoverables on benefit reserve	159,129	255,076
Prepaid reinsurance premium	111,690	92,322
Reinsurance recoverables on other technical reserves	14,657	5,574
Deferred acquisition costs	1,847,971	1,807,143
Accounts receivable	2,764,396	2,525,871
Goodwill	43,023	45,438
Deferred tax assets	591,699	577,731
Other assets	314,108	244,278
Accrued interest and rent	3,872	1,425
	37,371,273	37,068,407

Figures in EUR thousand	2008	2007
Liabilities	**31.3.**	**31.12.**
Loss and loss adjustment expense reserve	15,988,671	16,553,888
Benefit reserve	5,876,472	6,143,460
Unearned premium reserve	1,484,168	1,186,382
Provisions for contingent commissions	179,730	183,725
Funds held	657,693	956,912
Contract deposits	5,034,257	3,668,825
Reinsurance payable	1,166,612	1,141,067
Provisions for pensions	68,065	67,101
Taxes	215,368	202,621
Provision for deferred taxes	1,368,706	1,350,679
Other liabilities	246,488	277,037
Long-term debt and subordinated capital	1,411,791	1,414,877
Total liabilities	33,698,021	33,146,574
Shareholders' equity		
Common shares	120,597	120,597
Nominal value 120,597 Authorised capital 60,299		
Additional paid-in capital	724,562	724,562
Common shares and additional paid-in capital	845,159	845,159
Cumulative other comprehensive income		
Unrealised gains and losses on investments	(27,674)	181,395
Cumulative foreign currency translation adjustment	(350,210)	(213,117)
Other changes in cumulative other comprehensive income	6,225	6,482
Total other comprehensive income	(371,659)	(25,240)
Retained earnings	2,666,910	2,529,170
Shareholders' equity before minorities	3,140,410	3,349,089
Minority interests	532,842	572,744
Total shareholders' equity	3,673,252	3,921,833
	37,371,273	37,068,407

CONSOLIDATED STATEMENT OF INCOME
for the period 1 January to 31 March 2008

Figures in EUR thousand	2008	2007
	1.1.–31.3.	1.1.–31.3.
Gross written premium	2,275,471	2,408,442
Ceded written premium	257,360	362,955
Change in gross unearned premium	(357,756)	(265,898)
Change in ceded unearned premium	18,310	(42,775)
Net premium earned	1,678,665	1,736,814
Ordinary investment income	211,299	198,329
Profit/loss from investments in associated companies	695	976
Income/expense on funds withheld and contract deposits	54,602	46,731
Realised gains on investments	133,776	40,155
Realised losses on investments	26,074	11,499
Unrealised gains and losses on investments	(11,875)	(126)
Total depreciation, impairments and appreciation of investments	85,743	402
Other investment expenses	14,070	15,983
Net investment income	262,610	258,181
Other technical income	137	276
Total revenues	1,941,412	1,995,271
Claims and claims expenses	1,163,730	1,219,991
Change in benefit reserves	84,042	113,796
Commission and brokerage, change in deferred acquisition costs	396,733	432,598
Other acquisition costs	4,660	6,588
Other technical expenses	2,863	7,178
Administrative expenses	55,374	48,676
Total technical expenses	1,707,402	1,828,827
Other income and expenses	11,636	(12,256)
Operating profit/loss (EBIT)	245,646	154,188
Interest on hybrid capital	19,303	19,163
Net income before taxes	226,343	135,025
Taxes	67,948	20,978
Net income from continuing operations	158,395	114,047
Net income from discontinued operations	–	15,260
Net income	158,395	129,307
thereof		
Minority interest in profit and loss	6,934	5,766
Group net income	151,461	123,541
Earnings per share		
Earnings per share in EUR	1.26	1.02
from continuing operations in EUR	1.26	0.90
from discontinued operations in EUR	–	0.12

CONSOLIDATED STATEMENT
of changes in shareholders' equity 2008

Figures in EUR thousand	Common shares	Additional paid-in capital	Other reserves (cumulative other comprehensive income)			Retained earnings	Minority interests	Shareholders' equity
			Currency translation	Unrealised gains/losses	Other			
Balance as at 1.1.2007	120,597	724,562	(71,518)	144,199	(1,526)	1,981,521	608,551	3,506,386
Capital repayments							(18)	(18)
Income and expenses directly recognised in equity			(6,390)	46,499	257		12,733	53,099
Tax effects on income and expenses directly recognised in equity			(3,064)	(6,161)	(77)			(9,302)
Dividend paid							(31,243)	(31,243)
Net income						123,541	5,766	129,307
Balance as at 31.3.2007	120,597	724,562	(80,972)	184,537	(1,346)	2,105,062	595,789	3,648,229
Balance as at 1.1.2008	120,597	724,562	(213,117)	181,395	6,482	2,529,170	572,744	3,921,833
Capital repayments							(16)	(16)
Income and expenses directly recognised in equity			(145,940)	(204,702)	(325)	(13,721)	(5,874)	(370,562)
Tax effects on income and expenses directly recognised in equity			8,847	(4,367)	68			4,548
Dividends paid							(40,946)	(40,946)
Net income						151,461	6,934	158,395
Balance as at 31.3.2008	120,597	724,562	(350,210)	(27,674)	6,225	2,666,910	532,842	3,673,252

CONSOLIDATED CASH FLOW STATEMENT
as at 31 March 2008

Figures in EUR thousand	2008	2007
	1.1.–31.3.	1.1.–31.3.
I. Cash flow from operating activities		
Net income	158,395	129,307
Appreciation/depreciation	82,594	5,592
Net realised gains and losses on investments	(107,702)	(28,656)
Amortisation of investments	(3,599)	(535)
Changes in funds held	(1,848,155)	(224,700)
Net changes in contract deposits	1,688,517	162,866
Changes in prepaid reinsurance premium (net)	339,416	308,621
Changes in tax assets/provisions for taxes	8,299	15,037
Changes in benefit reserves (net)	93,904	122,677
Changes in claims reserves (net)	236,413	120,333
Changes in deferred acquisition costs	(106,795)	(37,138)
Changes in other technical provisions	(1,872)	12,732
Changes in clearing balances	(244,820)	(518,336)
Changes in other assets and liabilities (net)	(64,822)	971
Cash flow from operating activities	229,773	68,771
II. Cash flow from investing activities		
Fixed-income securities – held to maturity		
Maturities	1,727	51,147
Purchases	–	(20,000)
Fixed-income securities – loans and receivables		
Maturities, sales	46,286	–
Purchases	(169)	(100,418)
Fixed-income securities – available for sale		
Maturities, sales	3,488,444	1,267,992
Purchases	(2,465,666)	(1,211,219)
Fixed-income securities – at fair value through profit or loss		
Maturities, sales	4,465	7,267
Purchases	(4,554)	(4,237)
Equity securities – available for sale		
Sales	361,599	201,611
Purchases	(432,816)	(178,293)
Equity securities – at fair value through profit or loss		
Sales	–	20,340
Purchases	–	(10,207)

Figures in EUR thousand	2008	2007
	1.1.–31.3.	1.1.–31.3.
Other financial instruments – at fair value through profit or loss		
Sales	14,806	–
Purchases	(37,615)	–
Other invested assets		
Sales	5,279	21,015
Purchases	(44,899)	(44,287)
Affiliated companies and participating interests		
Sales	14,399	199
Purchases	–	(1,983)
Short-term investments		
Changes	(1,174,208)	(40,602)
Other changes (net)	(8,214)	(10,287)
Cash flow from investing activities	(231,136)	(51,962)
III. Cash flow from financing activities		
Payment on capital measures	(72)	(18)
Dividends paid	(40,946)	(31,243)
Repayment of long-term debts	(130)	(158)
Other changes	–	3,193
Cash flow from financing activities	(41,148)	(28,226)
IV. Exchange rate differences on cash	(10,303)	(1,345)
Change in cash and cash equivalents (I.+II.+III.+IV.)	(52,814)	(12,762)
Cash and cash equivalents at the beginning of the period	335,422	351,776
Change in cash and cash equivalents according to cash flow statement	(52,814)	(12,762)
Cash and cash equivalents at the end of the period	282,608	339,014
Income taxes	(33,642)	(19,903)
Interest paid	(54,178)	(59,648)

SEGMENTAL REPORT
as at 31 March 2008

Hannover Re's segmental report is based on IAS 14 "Segment Reporting" and on the principles set out in German Accounting Standard No. 3 "Segment Reporting" (DRS 3) of the German Standards Council, supplemented by the requirements of DRS 3–20 "Segment Reporting of Insurance Enterprises".

The segments are shown after consolidation of internal transactions within the individual segment, but before consolidation across the segments. This is reported separately in the "Consolidation" column.

Segmentation of assets

Figures in EUR thousand	Non-life reinsurance	
	2008	2007
	31.3.	31.12.
Assets		
Held to maturity	1,205,255	1,262,619
Loans and receivables	1,204,468	1,263,764
Available for sale	9,760,077	11,387,469
At fair value through profit or loss	144,493	118,573
Other invested assets	789,487	808,047
Short-term investments	1,694,889	587,455
Cash	223,479	241,812
Total investments and cash under own management	15,022,148	15,669,739
Funds held by ceding companies	851,341	870,892
Contract deposits	137	137
Total investments	15,873,626	16,540,768
Reinsurance recoverables on unpaid claims	2,178,675	2,371,387
Reinsurance recoverables on benefit reserves	-	-
Prepaid reinsurance premium	106,430	86,217
Reinsurance recoverables on other reserves	9,985	3,031
Deferred acquisition costs	302,911	262,176
Accounts receivable	1,958,577	1,373,824
Other assets in the segment	1,275,153	1,287,379
Total	21,705,357	21,924,782

Life and health reinsurance		Consolidation		Total	
2008	2007	2008	2007	2008	2007
31.3.	31.12.	31.3.	31.12.	31.3.	31.12.
56,972	52,071	174,434	174,126	1,436,661	1,488,816
127,577	116,567	157,604	157,558	1,489,649	1,537,889
2,455,928	2,496,286	540,439	593,690	12,756,444	14,477,445
33,476	35,227	24,956	25,325	202,925	179,125
58,332	57,711	-	-	847,819	865,758
148,365	146,952	149,109	196,414	1,992,363	930,821
51,145	88,295	7,984	5,315	282,608	335,422
2,931,795	2,993,109	1,054,526	1,152,428	19,008,469	19,815,276
8,974,744	7,741,902	(2,046)	(2,240)	9,824,039	8,610,554
411,618	615,997	-	-	411,755	616,134
12,318,157	11,351,008	1,052,480	1,150,188	29,244,263	29,041,964
99,384	101,629	(1,594)	(1,431)	2,276,465	2,471,585
159,129	255,076	-	-	159,129	255,076
5,260	6,105	-	-	111,690	92,322
4,672	2,543	-	-	14,657	5,574
1,545,060	1,544,967	-	-	1,847,971	1,807,143
807,777	1,152,705	(1,958)	(658)	2,764,396	2,525,871
317,735	304,312	(640,186)	(722,819)	952,702	868,872
15,257,174	14,718,345	408,742	425,280	37,371,273	37,068,407

SEGMENTAL REPORT
as at 31 March 2008

Segmentation of technical and other liabilities

Figures in EUR thousand	Non-life reinsurance	
	2008	2007
	31.3.	31.12.
Liabilities		
Loss and loss adjustment expense reserve	14,521,528	15,114,553
Benefit reserves	–	–
Unearned premium reserve	1,449,262	1,148,723
Provisions for contingent commissions	143,120	146,638
Funds held under reinsurance contracts	208,221	186,802
Contract deposits	139,723	156,829
Reinsurance payable	795,379	427,552
Long-term liabilities	38,576	41,583
Other liabilities in the segment	1,211,805	1,239,046
Total	18,507,614	18,461,726

Life and health reinsurance		Consolidation		Total	
2008	2007	2008	2007	2008	2007
31.3.	31.12.	31.3.	31.12.	31.3.	31.12.
1,468,716	1,440,774	(1,573)	(1,439)	15,988,671	16,553,888
5,876,472	6,143,460	–	–	5,876,472	6,143,460
34,906	37,659	–	–	1,484,168	1,186,382
36,610	37,087	–	–	179,730	183,725
451,569	772,352	(2,097)	(2,242)	657,693	956,912
4,894,534	3,511,996	–	–	5,034,257	3,668,825
374,029	714,857	(2,796)	(1,342)	1,166,612	1,141,067
–	–	1,373,215	1,373,294	1,411,791	1,414,877
1,322,606	1,283,393	(635,784)	(625,001)	1,898,627	1,897,438
14,459,442	13,941,578	730,965	743,270	33,698,021	33,146,574

SEGMENTAL REPORT
as at 31 March 2008

Segmental statement of income

Figures in EUR thousand	Non-life reinsurance	
	2008	2007
	1.1.–31.3.	1.1.–31.3.
Gross written premium	1,506,912	1,664,362
thereof		
From insurance business with other segments	–	–
From insurance business with external third parties and from discontinued operations	1,506,912	1,664,362
Net premium earned	996,909	1,092,609
Net investment income	176,698	177,911
Claims and claims expenses	748,939	863,902
Change in benefit reserves	–	–
Commission and brokerage, change in deferred acquisition costs and other technical income/expenses	211,533	257,967
Administrative expenses	39,716	36,924
Other income and expenses	8,045	(18,425)
Operating profit/loss (EBIT)	181,464	93,302
Interest on hybrid capital	–	–
Net income before taxes	181,464	93,302
Taxes	61,855	3,031
Net income from continuing operations	119,609	90,271
Net income from discontinued operations	–	16,245
Net income	119,609	106,516
thereof		
Minority interest in profit and loss	6,068	4,499
Group net income	113,541	102,017

	Life and health reinsurance		Consolidation		Total	
	2008	2007	2008	2007	2008	2007
	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.
	770,082	744,080	(1,523)	–	2,275,471	2,408,442
	1,523	–	(1,523)	–	–	–
	768,559	744,080	–	–	2,275,471	2,408,442
	681,756	644,205	–	–	1,678,665	1,736,814
	76,215	71,001	9,697	9,269	262,610	258,181
	415,194	356,227	(403)	(138)	1,163,730	1,219,991
	84,042	113,796	–	–	84,042	113,796
	194,281	189,768	(1,695)	(1,647)	404,119	446,088
	15,949	12,893	(291)	(1,141)	55,374	48,676
	(614)	9,318	4,205	(3,149)	11,636	(12,256)
	47,891	51,840	16,291	9,046	245,646	154,188
	–	–	19,303	19,163	19,303	19,163
	47,891	51,840	(3,012)	(10,117)	226,343	135,025
	8,709	16,660	(2,616)	1,287	67,948	20,978
	39,182	35,180	(396)	(11,404)	158,395	114,047
	–	–	–	(985)	–	15,260
	39,182	35,180	(396)	(12,389)	158,395	129,307
	866	1,267	–	–	6,934	5,766
	38,316	33,913	(396)	(12,389)	151,461	123,541

Our secondary segmental reporting covers the continuing operations and is based on the regional origin of the investments and gross written premium.

Investments [1]

Figures in EUR thousand	2008	2007
	31.3.	31.12.
Total investments		
Germany	6,064,395	6,252,371
United Kingdom	1,151,966	1,187,499
France	1,230,041	1,117,610
Other	2,774,418	3,251,338
Europe	11,220,820	11,808,818
USA	5,814,677	5,909,163
Other	530,267	589,295
North America	6,344,944	6,498,458
Asia	347,857	384,628
Australia	666,509	659,006
Australasia	1,014,366	1,043,634
Africa	235,507	276,441
Other	192,832	187,925
Total	19,008,469	19,815,276

Gross written premium [1]

Figures in EUR thousand	2008	2007
	1.1.–31.3.	1.1.–31.3.
Gross written premium		
Germany	480,234	505,289
United Kingdom	386,223	397,194
France	122,249	120,051
Other	340,362	350,624
Europe	1,329,068	1,373,158
USA	475,729	622,062
Other	100,427	86,015
North America	576,156	708,077
Asia	124,862	71,883
Australia	111,524	129,834
Australasia	236,386	201,717
Africa	57,451	68,732
Other	76,410	56,758
Total	2,275,471	2,408,442

[1] *After elimination of internal transactions within the Group across segments*

1. General reporting principles

The parent company Hannover Rückversicherung AG ("Hannover Re") and its subsidiaries (collectively referred to as the "Hannover Re Group") belong to Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). Hannover Re is obliged to prepare a consolidated financial statement and group management report in accordance with § 290 German Commercial Code (HGB). Furthermore, HDI is required by §§ 341 i et seq. German Commercial Code (HGB) to prepare consolidated annual accounts that include the annual financial statements of Hannover Re and its subsidiaries.

The consolidated financial statement of Hannover Re was drawn up in full compliance with the International Financial Reporting Standards (IFRS) that are to be used within the European Union. This also applies to all figures provided in this report for previous periods. Since 2002 the standards adopted by the International Accounting Standards Board (IASB) have been referred to as IFRS; the standards dating from earlier years still bear the name "International Accounting Standards (IAS)". Standards are cited in our Notes accordingly; unless the Notes make explicit reference to a particular standard, both terms are used synonymously.

In accordance with IAS 34.41 we draw on estimates and assumptions to a greater extent when preparing the consolidated quarterly financial report than is the case with the annual financial reporting. This can have implications for items in the balance sheet and the statement of income as well as for other financial obligations. Although the estimates are always based on realistic premises, they are of course subject to uncertainties that may be reflected accordingly in the result. Losses from natural disasters and other catastrophic losses impact the result of the reporting period in which they occur. Furthermore, belatedly reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including major accounting policies

The quarterly accounts of the consolidated companies included in the consolidated financial statement were drawn up as at 31 March 2008.

All standards adopted by the IASB as at 31 March 2008 with binding effect for the reporting period have been observed in the consolidated financial statement.

In the present quarterly financial report as at 31 March 2008 we have included a self-contained, condensed risk report in the interim management report as well as further explanatory remarks in Section 5 "Management of technical and financial risks". In combination with the outlook for the full 2008 financial year, the intention is to thereby further improve the reporting on major opportunities and risks in the financial year.

In January 2008 the IASB issued revised versions of IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements". The revisions primarily encompass the accounting treatment of minority interests, measurement issues relating to step acquisition, changes in the level of investment with and without loss of control as well as adjustments to acquisition costs depending on future events and their implications for goodwill. It remains the case that IFRS 3 does not cover business combinations involving entities under common control. The revisions are to be applied to financial years beginning on or after 1 July 2009. Both revised versions had still to be ratified by the European Union as at the balance sheet date.

Effective 28 December 2007 a group of reinsurance contracts involving guarantees given by Talanx AG was to be classified as financial instruments with the character of loans and receivables and measured at amortised cost in accordance with IAS 39 (so-called "investment contracts"). We have retrospectively adjusted the figures for the comparative period of the previous year as required by IAS 8. Consequently, income of EUR 3.1 million was reallocated from the reinsurance underwriting result to ordinary investment income for the first quarter of 2007. This reclassification, which affected the non-life reinsurance and life and health reinsurance business groups, did not have any implications for the premium, operating profit (EBIT) or net income or the shareholders' equity.

We would also refer to the relevant information in the consolidated financial statement as at 31 December 2007.

3. Consolidated companies and consolidation principles

Consolidated companies

Effective 1 January 2008 Hannover Rückversicherung AG, Bahrain Branch, which had received a corresponding licence in June 2007 from the Central Bank of Bahrain (CBB), commenced business operations alongside the already existing subsidiary Hannover ReTakaful B.S.C. (c), which had been established in 2006.

Effective 1 January 2008 the company name of Hannover Rückversicherung AG Succursale Française pour la Réassurance Vie, a branch of Hannover Re, was changed to Hannover Rückversicherung AG Succursale Française and the object of its business was expanded to include non-life reinsurance activities for the markets of France, Belgium and Luxembourg.

Effective 1 January 2008 Hannover Re and E+S Rück, which were equal partners in GbR Hannover Rückversicherung AG/E+S Rückversicherung AG-Grundstücksgesellschaft (GbR), liquidated the company. The partnership assets of GbR were divided between the former partners by way of de facto splitting. The transaction had no implications for the consolidated quarterly financial statement as at 31 March 2008.

In a press release dated 7 January 2008 we announced our intention to establish a branch office for life and health reinsurance in South Korea in June 2008. The Korean insurance regulator has already issued a provisional licence for the Seoul-based branch.

Effective 3 March 2008 Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV), which is wholly owned by Hannover Re, reached agreement with a third party outside the Group on the sale of a further 1% of its stake in E+S Rück – by way of a share reduction without a change of control status – in order to intensify the business relations. Upon closing of the transaction HRBV held an interest of 62.78% in E+S Rück.

In the 2007 financial year Hannover Re acquired the 50% stake held by E+S Rück in Hannover Life Re of Australasia Ltd., Sydney, Australia, and thus holds all shares in the company; full allowance was made for transaction costs. All intercompany profits arising out of this transaction were eliminated. Effective 31 March 2008 Hannover Re transferred its shares in the company at book value by way of a capital increase for a non-cash contribution to Zweite Hannover Rück Beteiligung Verwaltungs-GmbH, all shares of which are held by Hannover Re.

Capital consolidation

The capital consolidation complies with the standards of IAS 27 "Consolidated and Separate Financial Statements". Subsidiaries are consolidated as soon as Hannover Re acquires a majority voting interest or de facto controlling influence. The capital consolidation is based on the revaluation method. Under the "purchase accounting" method the purchase costs of the parent company are netted with the proportionate shareholders' equity of the subsidiary at the time when it is first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with IFRS 3 "Business Combinations" are to be accounted for separately from goodwill, the difference between the revalued shareholders' equity of the subsidiary and the purchase price is recognised as goodwill. Under IFRS 3 scheduled amortisation is not taken on goodwill. Instead, unscheduled amortisation is taken where necessary on the basis of regular impairment tests. Immaterial and negative goodwill are recognised in the statement of income in the year of their occurrence.

Companies over which Hannover Re is able to exercise a controlling influence ("associated companies") are normally consolidated "at equity" with the proportion of the shareholders' equity attributable to the Group. A controlling influence is presumed to exist if a company belonging to the Hannover Re Group directly or indirectly holds at least 20% – but no more than 50% – of the voting rights. Income from investments in associated companies is recognised separately in the consolidated statement of income.

Where minority interests in shareholders' equity exist, such interests are reported separately within Group shareholders' equity in accordance with IAS 1 "Presentation of Financial Statements".

The minority interest in the result is a component of net income and is shown separately as a "thereof" note following net income. As at 31 March 2008 it amounted to EUR 6.9 million (EUR 5.8 million).

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

Consolidation of special purpose entities

Since November 2000 Hannover Re had held voting equity interests of 33.3% in the special purpose entity Mediterranean Re PLC for the securitisation of reinsurance risks in France and Monaco. The securitisation ended as per the contractual agreement on 18 November 2005. The bonds issued as security were repaid in full to investors. The additional paid-in capital was repaid to the partners. The special purpose entity was liquidated effective 5 February 2008.

As a means of transferring peak exposures deriving from natural disasters to the capital market, Hannover Re issued a catastrophe ("CAT") bond that can be traded on a secondary market. The CAT bond with a volume of USD 150 million was placed with institutional investors from Europe and North America by Eurus Ltd., a special purpose entity domiciled in the Cayman Islands. Hannover Re does not exercise a controlling influence over the special purpose entity. Under IFRS this transaction is to be recognised as a financial instrument. Pursuant to IAS 39.9 the contract gives rise to a derivative, the fair value of which as at 31 March 2008 was EUR 2.8 million (EUR 2.9 million) and which we continued to recognise under other liabilities as at the balance sheet date.

Effective 1 January 2008 Hannover Re again drew on the capital market to obtain underwriting capacity for catastrophe risks by increasing the volume of its "K5" risk transaction, which had been boosted to USD 530.0 million in the previous year, by a further USD 10.0 million. The securitisation was placed with investors in North America, Europe and Asia. The additional capital was provided by both new and existing investors. Kaith Re Ltd., a special purpose entity domiciled in Bermuda, was used for the transaction. The planned term of the transaction runs until 31 December 2008. Pursuant to SIC-12 Kaith Re Ltd. has been included in the consolidated financial statement since 1 January 2006.

In the previous year Hannover Re placed on the capital market a protection cover on its worldwide natural catastrophe business in an amount of USD 200.0 million with a term of two years. It provides Hannover Re with aggregate excess of loss coverage. The special purpose entity Kepler Re, a separate cell within Kaith Re Ltd., was used for the transaction. The underlying portfolio consists of the natural catastrophe business retained under the existing "K5" securitisation. The cover attaches upon occurrence of an aggregated 83-year-event for "K5" and is fully utilised upon occurrence of a 250-year accumulation. Within this spread the outside investors in this and the "K5" transaction combined assume 90% of the "K5" losses, while the remaining 10% remain with Hannover Re. Hannover Re does not bear the majority of the economic benefits or risks arising out of this company's activities through any of its business relations with the special purpose entity.

Also in the previous year, the Hannover Re Group transferred risks from reinsurance recoverables to the capital market. By means of this securitisation, which has a term of five years, the default risk associated with reinsurance recoverables is reduced. The portfolio of recoverables underlying the transaction has a nominal value of EUR 1.0 billion and is comprised of exposures to retrocessionaires. The securities serving as collateral are issued through the special purpose entity Merlin CDO I B.V. A payment to Hannover Re is triggered by the insolvency of one or more retrocessionaires as soon as Hannover Re's contractually defined cumulative deductible of EUR 60.0 million over the term of the contract is exceeded. Hannover Re does not derive the majority of the economic benefits or risks arising out of the special purpose entity's activities through any of its business relations. Pursuant to IAS 39.9 the transaction gives rise to a derivative, the fair value of which as at 31 March 2008 was EUR 15.9 million (EUR 5.8 million) and which we recognised under other financial assets at fair value through profit or loss.

4. Discontinued operations

In the 2006 financial year Hannover Re reached agreement on the sale of its American subgroup Praetorian Financial Group, Inc., New York (PFG), to an Australian insurance group. Effective 31 May 2007 beneficial ownership of the assets and liabilities belonging to the subgroup classified in the previous periods as discontinued operations was transferred. They were therefore no longer recognised as at the balance sheet date. In compliance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", we recognise the profit or loss of PFG in the consolidated statement of income for the previous period after tax in a separate line. For further explanatory remarks please see the corresponding information in the consolidated financial statement as at 31 December 2007.

The profit or loss and net cash flows of the discontinued operations for the comparative period of the previous year are presented in the following tables and broken down into their major components.

Major items in the statement of income of the discontinued operations

Figures in EUR thousand	2008	2007
	1.1.–31.3.	1.1.–31.3.
Gross written premium	–	341,548
Ceded written premium	–	140,436
Net change in gross unearned premium	–	(7,779)
Net premium earned	–	193,333
Net investment income	–	10,531
Net underwriting result	–	16,739
Other income and expenses	–	(3,030)
Operating profit/loss (EBIT)	–	24,240
Interest on hybrid capital	–	1,991
Net income before taxes	–	22,249
Taxes	–	6,989
Net income	–	15,260

Statement of cash flows from the discontinued operations

Figures in EUR thousand	2008	2007
	1.1.–31.3.	1.1.–31.3.
Cash flow from operating activities	–	180,587
Cash flow from investing activities	–	(18,938)
Change in cash and cash equivalents	–	161,649

5. Management of technical and financial risks

5.1 Technical risks

Risks on the underwriting side can be subdivided into risks of random fluctuation, risks of error and risks of change.

In life and health reinsurance we calculate the reserves in accordance with actuarial principles using secure biometric actuarial bases and with the aid of portfolio information provided by our clients. In this area biometric risks are of primary importance for our company. This term refers to all risks directly connected with the life of an insured person, such as miscalculation of mortality, life expectancy and the probability of disability. We reduce these potential risks with a broad range of risk management measures.

A significant technical risk is the risk of underreserving. In non-life reinsurance we similarly calculate our loss reserves on an actuarial basis. The point of departure here is always the information provided by our cedants, where necessary supplemented by additional reserves that may seem appropriate on the basis of our own loss estimations. Furthermore, we constitute an IBNR (incurred but not reported) reserve for losses that have already occurred but have not yet been reported to us.

The combined ratio is tracked over time in non-life reinsurance in order to monitor the risk of losses exceeding premiums:

Combined and catastrophe loss ratio (non-life reinsurance) over the past ten years

Figures in %	Q1 2008	2007	2006	2005	2004	2003 [1]	2002 [1]	2001 [1]	2000 [1]	1999 [1]	1998 [1]
Combined ratio	99.5	99.7	100.8	112.8	97.2	96.0	96.3	116.5	107.8	111.1	108.1
thereof catastrophe losses [2]	6.8	6.3	2.3	26.3	8.3	1.5	5.2	23.0	3.7	11.4	3.5

[1] On a US GAAP basis
[2] Natural catastrophes and other man-made major losses > EUR 5 million gross as a percentage of net premium earned

Bad debt risks are of relevance to our company because the business that we accept is not always fully retained, but instead portions are retroceded as necessary. Our retrocession partners are therefore carefully selected in light of credit considerations.

In terms of the Hannover Re Group's major companies, EUR 193.9 million (7.0%) of our accounts receivable from reinsurance business in an amount of EUR 2,764.4 million were older than 90 days as at the balance sheet date. The average default rate over the past three years was 0.7%.

5.2 Investment risks

Risks in the investment sector consist primarily of market, credit and liquidity risks. Market price risks include share price, interest rate and currency risks. The "value at risk" (VaR) is a vital tool used for managing market price risks. For further explanatory remarks please see our comments on investment risks in the 2007 Group annual financial report.

In order to monitor interest rate risks and share price risks we also use stress tests that estimate the loss potential under extreme market conditions as well as sensitivity and duration analyses that complement our range of risk management tools.

Currency risks are of considerable importance to an internationally operating reinsurance enterprise that writes a significant proportion of its business in foreign currencies. These risks are, however, largely neutralised since we systematically adhere to the principle of matching currency coverage. Interest rate risks refer to an unfavourable change in the value of financial assets held in the portfolio due to changes in the market interest rate level. Declining market yields lead to increases and rising market yields to decreases in the fair value of fixed-income securities portfolios. One of the central objectives of our strategy in this regard is to match cash flows on the assets and liabilities sides as closely as possible. Quantitative support for this strategy is provided by our dynamic financial analysis model as well as a broad diversity of value at risk calculations. In addition, tightly defined tactical duration ranges are in place, within which asset managers can position themselves opportunistically according to their market expectations. The parameters for these ranges are directly linked to the risk-carrying capacity of the Hannover Re Group. Share price risks derive from unfavourable changes in the value of equities and equity or index derivatives due, for example, to downward movements on particular stock indices. We spread these risks through systematic diversification across various sectors and regions.

Scenarios for changes in the fair value of our securities as at the balance sheet date

Portfolio	Scenario	Portfolio change based on fair value in EUR million
Fixed-income securities	Yield increase +50 basis points	(283.3)
	Yield increase +100 basis points	(546.1)
	Yield decrease (50 basis points)	274.2
	Yield decrease (100 basis points)	568.7
	Fair value as at 31.3.2008	14,118.0

Scenarios for changes in the fair value of our securities as at the balance sheet date

Portfolio	Scenario	Portfolio change based on fair value in EUR million
Equity securities	Share prices +10%	139.7
	Share prices +20%	272.7
	Share prices (10%)	(147.1)
	Share prices (20%)	(242.6)
	Fair value as at 31.3.2008	1,731.8

Credit risks may arise out of a failure to pay (interest and/or capital repayment) or change in the credit status (rating downgrade) of issuers of securities. We attach vital importance to credit assessment conducted on the basis of the quality criteria set out in the investment guidelines.

Rating structure of our fixed-income securities [1]

	Government bonds		Securities issued by semi-governmental entities		Corporate bonds		Asset-backed securities	
	in %	in EUR million	in %	in EUR million	in %	in EUR million	in %	in EUR million
AAA	90.5%	2,811.6	55.7%	1,930.5	5.2%	250.5	75.8%	2,029.6
AA	1.5%	45.3	36.1%	1,253.2	28.7%	1,389.6	19.9%	531.8
A	5.3%	164.6	7.4%	257.8	49.0%	2,372.1	0.8%	21.4
BBB	2.7%	84.3	0.5%	18.3	11.7%	567.3	0.6%	16.5
<BBB	–	–	0.3%	8.9	5.4%	264.3	2.9%	77.4
Total	100.0%	3,105.8	100.0%	3,468.7	100.0%	4,843.8	100.0%	2,676.7

[1] Securities held through investment funds are recognised pro rata with their corresponding individual ratings.

The liquidity risk refers to the risk that it may not be possible to sell holdings or close open positions due to the illiquidity of the markets – or to do so only with delays or price markdowns – as well as the risk that the traded volumes influence the markets in question. Regular liquidity planning and a liquid asset structure ensure that Hannover Re is able to make the necessary payments at all times. We manage the liquidity risk inter alia by allocating a liquidity code to every security. The spread of investments across the various liquidity classes is specified in the monthly investment reports and controlled by limits.

Weighting of major asset classes [1]

Asset classes	Parameter as per investment guidelines	31.3.2008
Bonds (direct holdings and investment funds)	at least 50.0%	74.2%
Listed equities (direct holdings and investment funds)	at most 17.5%	9.1%
Real estate	at most 5.0%	0.1%

[1] Calculated on a fair value basis

For further explanatory remarks please see the risk report, pages 11 et seq. in the present quarterly financial report as well as our comments in the Group Annual Report 2007.

6. Notes on the individual items of the balance sheet and statement of income

6.1 Investments including income and expenses

Investments are classified and measured in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". Hannover Re Group classifies investments according to the following categories: held to maturity, loans and receivables, financial assets at fair value through profit or loss, held for trading and available for sale. The allocation and measurement of investments are determined by the investment intent.

Fixed-income securities classified as held to maturity as well as loans and receivables originated by the entity that are not listed on an active market or sold at short notice are measured at purchase cost – i. e. fair value as at purchase date including directly allocable transaction costs – plus amortised cost. The amortised cost derives from the difference between the nominal value and purchase cost and is spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are measured at fair value. The difference between the fair value and amortised cost is recognised outside the statement of income until realisation.

Financial assets at fair value through profit or loss and securities held for trading are measured at fair value. The difference between the fair value and amortised cost is recognised in the statement of income.

Securities whose fair value falls significantly or permanently below purchase cost are written down to current value and recognised in the statement of income.

The investments also include investments in associated companies, real estate used by third parties, short-term investments, cash and funds held. The other investments primarily consist of shares in private equity limited partnerships.

For further details we would refer to the relevant information in the consolidated financial statement as at 31 December 2007.

Maturities of the fixed-income and variable-yield securities

Figures in EUR thousand	2008		2007	
	Cost or amortised cost	Fair value	Cost or amortised cost	Fair value
Held to maturity				
due in one year	30,152	28,832	34,241	32,885
due after one through two years	30,348	30,115	1,705	1,662
due after two through three years	91,591	96,384	34,779	34,363
due after three through four years	202,687	205,356	194,052	195,724
due after four through five years	192,563	196,585	251,385	254,908
due after five through ten years	881,447	912,244	962,695	966,897
due after ten years	7,873	8,563	9,959	10,396
Total	1,436,661	1,478,079	1,488,816	1,496,835
Loans and receivables				
due in one year	33,625	33,639	32,710	33,086
due after one through two years	166,471	163,980	68,132	67,068
due after two through three years	45,936	45,391	131,788	127,981
due after three through four years	77,141	75,023	113,524	109,759
due after four through five years	37,812	37,619	19,496	19,417
due after five through ten years	995,034	981,742	1,037,707	1,002,324
due after ten years	133,630	133,777	134,532	136,201
Total	1,489,649	1,471,171	1,537,889	1,495,836
Available for sale				
due in one year [1]	4,141,670	4,143,123	2,921,871	2,917,572
due after one through two years	1,139,481	1,141,825	1,407,784	1,403,733
due after two through three years	1,174,878	1,168,811	1,214,907	1,196,631
due after three through four years	1,073,634	1,085,770	1,273,380	1,276,467
due after four through five years	1,249,388	1,268,995	1,377,471	1,372,244
due after five through ten years	2,768,880	2,721,028	3,854,813	3,813,167
due after ten years	1,819,556	1,770,049	1,796,485	1,763,484
Total	13,367,487	13,299,601	13,846,711	13,743,298
Financial assets at fair value through profit or loss				
due in one year	86,566	86,566	66,784	66,784
due after one through two years	–	–	29,087	29,087
due after two through three years	–	–	–	–
due after three through four years	1,218	1,234	–	–
due after four through five years	–	–	–	–
due after five through ten years	31,960	32,528	34,133	35,089
due after ten years	23,925	23,769	27,187	27,780
Total	143,669	144,097	157,191	158,740

[1] *Including short-term investments and cash*

The stated maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Floating-rate bonds (also known as "floaters") are shown under the maturities due in one year and constitute our interest-related, within-the-year reinvestment risk.

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as held to maturity as well as their fair value

31.3.2008

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Government debt securities of EU member states	46,919	571	66	465	47,889
US treasury notes	300,884	38,590	–	4,075	343,549
Other foreign government debt securities	14,809	418	71	93	15,249
Debt securities issued by semi-governmental entities	409,921	17,251	1,209	6,116	432,079
Corporate securities	406,335	5,384	14,188	10,891	408,422
Asset-backed securities	233,246	–	5,262	2,907	230,891
Total	1,412,114	62,214	20,796	24,547	1,478,079

31.12.2007

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Government debt securities of EU member states	49,589	–	827	760	49,522
US treasury notes	322,776	20,604	–	2,628	346,008
Other foreign government debt securities	18,315	121	52	26	18,410
Debt securities issued by semi-governmental entities	426,857	9,617	2,887	8,694	442,281
Corporate securities	410,476	3,595	12,911	10,562	411,722
Asset-backed securities	232,997	–	9,241	5,136	228,892
Total	1,461,010	33,937	25,918	27,806	1,496,835

Amortised cost, unrealised gains and losses and accrued interest on loans and receivables as well as their fair value

31.3.2008

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Government debt securities of EU member states	29,348	292	506	684	29,818
Debt securities issued by semi-governmental entities	247,453	760	7,851	4,595	244,957
Corporate securities	558,405	4,355	11,003	11,617	563,374
Asset-backed securities	378,166	3,689	8,214	8,511	382,152
Other	250,870	–	–	–	250,870
Total	1,464,242	9,096	27,574	25,407	1,471,171

31.12.2007

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Government debt securities of EU member states	29,327	80	975	563	28,995
Debt securities issued by semi-governmental entities	248,616	22	11,583	3,403	240,458
Corporate securities	558,914	1,455	18,794	11,575	553,150
Asset-backed securities	427,704	2,904	15,162	7,952	423,398
Other	215,606	–	–	34,229	249,835
Total	1,480,167	4,461	46,514	57,722	1,495,836

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as available for sale as well as their fair value

31.3.2008

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	930,247	6,064	2,427	17,774	951,658
US treasury notes	911,367	37,228	68	6,006	954,533
Other foreign government debt securities	376,556	5,638	1,620	2,674	383,248
Debt securities of semi-governmental entities	2,665,807	61,136	13,926	44,272	2,757,289
Corporate securities	3,186,546	32,170	137,251	52,395	3,133,860
Asset-backed securities	1,969,205	29,725	44,505	31,441	1,985,866
From investment funds	888,299	9,234	49,739	10,382	858,176
	10,928,027	181,195	249,536	164,944	11,024,630
Equity securities					
Shares	644,592	46,638	51,723	–	639,507
From investment funds	1,177,433	38,142	123,268	–	1,092,307
	1,822,025	84,780	174,991	–	1,731,814
Short-term investments	1,988,009	513	58	3,899	1,992,363
Total	14,738,061	266,488	424,585	168,843	14,748,807

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as available for sale as well as their fair value

31.12.2007

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	901,704	4,112	5,851	16,732	916,697
US treasury notes	1,526,131	46,316	175	17,660	1,589,932
Other foreign government debt securities	376,357	2,266	2,471	3,265	379,417
Debt securities of semi-governmental entities	3,148,956	37,330	31,213	50,896	3,205,969
Corporate securities	3,384,791	26,302	117,316	64,942	3,358,719
Asset-backed securities	2,201,889	18,982	49,708	36,101	2,207,264
From investment funds	842,933	13,547	45,534	8,111	819,057
	12,382,761	148,855	252,268	197,707	12,477,055
Equity securities					
Shares	701,961	84,757	23,583	–	763,135
From investment funds	1,107,388	129,867	–	–	1,237,255
	1,809,349	214,624	23,583	–	2,000,390
Short-term investments	929,976	–	–	845	930,821
Total	15,122,086	363,479	275,851	198,552	15,408,266

Fair value of financial assets at fair value through profit or loss before and after accrued interest as well as accrued interest on such financial assets

31.3.2008			
Figures in EUR thousand	**Fair value before accrued interest**	**Accrued interest**	**Fair value**
Financial assets at fair value through profit or loss			
Fixed-income securities			
Debt securities of semi-governmental entities	9,353	33	9,386
Corporate securities	131,879	1,932	133,811
Asset-backed securities	900	-	900
	142,132	1,965	144,097
Other financial assets			
Derivatives	58,828	–	58,828
	58,828	–	58,828
Total	200,960	1,965	202,925

31.12.2007			
Figures in EUR thousand	**Fair value before accrued interest**	**Accrued interest**	**Fair value**
Financial assets at fair value through profit or loss			
Fixed-income securities			
Debt securities of semi-governmental entities	9,844	331	10,175
Corporate securities	146,280	1,631	147,911
Asset-backed securities	654	–	654
	156,778	1,962	158,740
Other financial assets			
Derivatives	20,385	–	20,385
	20,385	–	20,385
Total	177,163	1,962	179,125

Derivative financial instruments

As at 31 March 2008 Hannover Re recognised under this item put options acquired in the reporting period on the Dax and EuroStoxx 50 indices with a fair value of EUR 30.6 million (31 December 2007: EUR 1.9 million). Short sales of call options on the aforementioned indices with a fair value of EUR 10.1 million (31 December 2007: none) were recognised under other liabilities as at the balance sheet date.

In addition, Hannover Re reported as financial assets at fair value through profit or loss technical derivatives in an amount of EUR 28.2 million as at 31 March 2008 (31 December 2007: EUR 18.5 million) that were separated from the underlying transaction and measured at fair value.

In addition, liabilities from derivatives in connection with the technical account totalling EUR 22.3 million (31 December 2007: EUR 15.9 million) were recognised under other liabilities. Of this amount, fair values of EUR 19.5 million as at the balance sheet date (31 December 2007: EUR 13.0 million) were attributable to derivatives embedded in "modified coinsurance" and "coinsurance funds withheld" (Modco) reinsurance treaties. The charge to investment income from the Modco derivatives amounted to EUR 7.7 million before taxes as at 31 March 2008 (31 March 2007: pre-tax improvement in investment income of EUR 0.2 million). Within the scope of the accounting of Modco reinsurance treaties, under which securities deposits are held by the ceding companies and payments rendered on the basis of the income from certain securities of the ceding company, the interest-rate risk elements are clearly and closely related to the underlying reinsurance arrangements. Embedded derivatives consequently result solely from the credit risk of the underlying securities portfolio. Hannover Re calculates the fair value of the embedded derivatives in Modco treaties using the market information available on the valuation date on the basis of a "credit spread" method. Under this method the derivative is valued at zero on the date when the contract commences and its value then fluctuates over time according to changes in the credit spreads of the securities.

Investment income

Figures in EUR thousand	**2008**	**2007**
	31.3.	31.3.
Real estate	386	615
Dividends	5,803	1,660
Interest income on investments	187,874	188,646
Other income	17,236	7,408
Ordinary investment income	211,299	198,329
Profit or loss on shares in associated companies	695	976
Realised gains on investments	133,776	40,155
Realised losses on investments	26,074	11,499
Unrealised gains and losses	(11,875)	(126)
Depreciation on real estate	122	141
Impairments/depreciation on equity securities	65,137	261
Impairments on fixed-income securities	20,484	-
Other investment expenses	14,070	15,983
Net income from assets under own management	208,008	211,450
Interest income on funds withheld and contract deposits	88,592	63,640
Interest expense on funds withheld and contract deposits	33,990	16,909
Total investment income	262,610	258,181

The impairments of EUR 85.6 million were attributable entirely to assets classified as available for sale. Impairments of EUR 20.5 million taken on fixed-income securities related to structured products. Of this amount, altogether EUR 6.1 million was attributable to further write-downs directly associated with the crisis on the US housing market in respect of which Hannover Re identified a risk of default. In addition, an impairment of EUR 65.1 million was recognised on equities whose fair value had fallen significantly, i.e. by at least 20%, or for a prolonged period, i.e. at least nine months, below acquisition cost.

Interest income on investments

Figures in EUR thousand	2008	2007
	31.3.	31.3.
Fixed-income securities – held to maturity	14,495	16,417
Fixed-income securities – loans and receivables	13,293	14,843
Fixed-income securities – available for sale	134,017	142,922
Financial assets – at fair value through profit or loss	1,380	1,692
Other	24,689	12,772
Total	187,874	188,646

6.2 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,785 (31 December 2007: 1,922).

As at the balance sheet date altogether 1,745 (1,825) staff were employed by the Hannover Re Group, with 928 (907) employed in Germany and 817 (918) working for the consolidated Group companies abroad.

6.3 Shareholders' equity and minority interests

Shareholders' equity is shown as a separate component of the financial statement in accordance with IAS 1 "Presentation of Financial Statements" and subject to IAS 32 "Financial Instruments: Disclosure and Presentation" in conjunction with IAS 39 "Financial Instruments: Recognition and Measurement". The change in shareholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

The common shares (share capital of the parent company) amount to EUR 120,597,134.00. They are divided into 120,597,134 voting and dividend-bearing registered no-par-value shares. The shares are paid in in full. Each share carries an equal voting right and an equal dividend entitlement.

Minority interests are established in accordance with the shares held by companies outside the Group in the shareholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009.

New individual registered shares may be issued on one or more occasions for contributions in cash or kind. Of the total amount, up to EUR 1,000 thousand may be used to issue employee shares.

In addition, conditional capital of up to EUR 60,299 thousand is available. It can be used to grant shares to holders of convertible bonds and bonds with warrants as well as to holders of participating rights or participating bonds with conversion rights and warrants and has a time limit of 11 May 2011.

6.4 Treasury shares

IAS 1 requires separate disclosure of treasury shares in shareholders' equity. By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 3 May 2007, the company was authorised until 31 October 2008 to acquire treasury shares of up to 10% of the share capital existing on the date of the resolution. The company did not hold treasury shares at any time during the reporting period.

6.5 Earnings per share

Basic and fully diluted earnings per share

	2008			2007		
	1.1.–31.3.			1.1.–31.3.		
	Result (in EUR thousand)	**No. of shares**	**Per share (in EUR)**	**Result (in EUR thousand)**	**No. of shares**	**Per share (in EUR)**
Group net income	151,461	–	–	123,541	–	–
Weighted average of issued shares	–	120,597,134	–	–	120,597,134	–
Earnings per share	151,461	120,597,134	1.26	123,541	120,597,134	1.02
from continuing operations	151,461	120,597,134	1.26	108,281	120,597,134	0.90
from discontinued operations	–	120,597,134	–	15,260	120,597,134	0.12

Neither in the reporting period nor in the previous period were there any dilutive effects or other extraordinary components of income which should have been recognised or disclosed separately in the calculation of the earnings per share.

The earnings per share could potentially be diluted in future through the issue of shares or subscription rights from the authorised or conditional capital.

7. Transactions with related parties

IAS 24 defines related parties inter alia as parent companies and subsidiaries, subsidiaries of a common parent company, associated companies, legal entities under the influence of management and the management of the company itself. In the period under review the following significant business relations existed with related parties.

With effect from 10 January 2008 HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) has held the majority interest in Hannover Re in an unchanged amount (50.22%) exclusively through Talanx AG, into which both HDI Verwaltungs-Service GmbH and Zweite HDI Beteiligungsgesellschaft mbH were merged with legal force on the same date.

The Hannover Re Group provides reinsurance protection for the HDI Group. To this extent, numerous underwriting business relations exist with related parties in Germany and abroad that are not included in Hannover Re's consolidation. This includes business both assumed and ceded at usual market conditions. Protection Reinsurance Intermediaries AG grants Hannover Re and E+S Rück a preferential position as reinsurers of ceding companies within the Talanx Group. In addition, Hannover Re and E+S Rück are able to participate in the protection covers on the retention of Group cedants and share in the protection afforded by them.

The major reinsurance relationships with related parties in the period under review are listed in the following table.

Business assumed and ceded inGermany and abroad

Figures in EUR thousand	2008	
Related parties	**Premium**	**Underwriting result**
Business assumed		
ASPECTA Assurance International AG	5,314	848
ASPECTA Assurance International Luxembourg S.A.	8,674	1,032
ASPECTA Lebensversicherung AG	30,043	3,147
CiV Lebensversicherung AG	10,942	(1,818)
CiV Versicherung AG	3,964	2,109
HDI Asekuracja Towarzystwo Ubezpieczen S.A.	4,310	1,118
HDI Assicurazioni S.p.A.	14,465	12,416
HDI Direkt Versicherung AG	4,514	2,660
HDI-Gerling Firmen und Privat Versicherung AG	3,359	(337)
HDI-Gerling Industrie Versicherung AG	5,154	(2,440)
HDI-Gerling Lebensversicherung AG	5,083	2,147
HDI-Gerling Verzekeringen N.V.	42,947	(4,148)
HDI HANNOVER International España, Cia. de Seguros y Reaseguros S.A.	567	581
HDI Hannover Versicherung AG	6,895	(1,338)
HDI Sigorta A.S.	7,631	1,664
Magyar Posta Biztositó Részvénytársaság	1,895	(425)
Postbank Lebensversicherung AG	11,931	(385)
Other companies	3,552	1,032
Total	171,240	17,863
Business ceded		
HDI-Gerling Industrie Versicherung AG	-	(38)
Other companies	-	7
Total	171,240	17,832

With effect from the 1997 financial year onwards all new business and renewals written on the German market have been the responsibility of E+S Rück, while Hannover Re has handled foreign markets. Internal retrocession arrangements ensure that the percentage breakdown of the business applicable to the previously existing underwriting partnership is largely preserved between these companies.

Within the contractually agreed framework AmpegaGerling Asset Management GmbH performs investment and asset management services for Hannover Re and some of its subsidiaries. Assets in special funds are managed by AmpegaGerling Investment GmbH. AmpegaGerling Immobilien Management GmbH performs services for Hannover Re within the framework of a management contract.

Companies belonging to the Talanx Group granted the Hannover Re Group insurance protection inter alia in the areas of public liability, fire, group accident and business travel collision insurance. In addition, Talanx AG billed Hannover Re and E+S Rück pro rata for the directors' and officers' (D&O) insurance of the Talanx Group. Divisions of Talanx AG also performed services for us in the areas of taxes and general administration. All transactions were effected at usual market conditions.

8. Other notes

8.1 Contingent liabilities and commitments

Hannover Re has secured by subordinated guarantee a subordinated debt in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance, Inc., Wilmington/USA. In February 2004 and May 2005 Hannover Re bought back portions of the subordinated debt in amounts of USD 370.0 million and USD 10.0 million respectively, leaving an amount of USD 20.0 million still secured by the guarantee. In the 2007 financial year the issuer bought back the debt from Hannover Re in an amount of USD 380.0 million for the purpose of cancelling the debt, which was subsequently cancelled. For further details please see the information on debt and subordinated capital in the consolidated financial statement as at 31 December 2007.

Hannover Re has placed three subordinated debts on the European capital markets through its subsidiary Hannover Finance (Luxembourg) S.A. Hannover Re has secured by subordinated guarantee both the debt issued in 2001, the volume of which now stands at EUR 138.1 million, and the debts from financial years 2004 and 2005 in amounts of EUR 750.0 million and EUR 500.0 million respectively. For further details we would refer to the relevant information in the consolidated financial statement as at 31 December 2007.

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

In July 2004 Hannover Re and the other shareholders sold the participation that they held through Willy Vogel Beteiligungsgesellschaft mbH in Willy Vogel AG. In order to secure the guarantees assumed under the purchase agreement, Hannover Re and the other shareholders jointly gave the purchaser a directly enforceable guarantee for a period until 2009 limited to a total amount of EUR 7.1 million. Furthermore, in the event of a call being made on the guarantee Hannover Re and the other shareholders agreed that settlement would be based upon the ratio of participatory interests.

As security for technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 1,988.5 million (31 December 2007: EUR 2,088.3 million). In addition, we extended further collateral to our cedants in an amount of EUR 227.7 million (31 December 2007: EUR 328.7 million) through so-called "single trust funds".

As part of our business activities we hold collateral available outside the United States in various blocked custody accounts and trust accounts, the total amount of which in relation to the Group's major companies was EUR 1,213.1 million (31 December 2007: EUR 1,235.1 million) as at the balance sheet date.

The securities held in the blocked custody accounts and trust accounts are recognised predominantly as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished guarantees for our company in the form of letters of credit. The total amount as at the balance sheet date was EUR 2,017.3 million (31 December 2007: EUR 2,150.0 million).

Outstanding capital commitments with respect to special investments exist on the part of the Group in the amount of EUR 198.6 million (31 December 2007: EUR 235.2 million). These primarily involve as yet unfulfilled payment obligations from participations entered into in private equity funds and venture capital firms.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount. The financing phase was terminated effective 31 December 2004 as per the agreement. The level of Hannover Re's liability as at the date of novation (31 December 2011) in relation to future balance sheet dates may change due to fluctuations in the EURIBOR and discrepancies between the actual settlements and the projections. The estimated amount of the reinsurance commitments as at the balance sheet date was unchanged at EUR 10.3 million.

8.2 Events after the end of the quarter

Effective 1 April 2008 we acquired a shelf service company, in future to be named Hannover Re Escritório de Representação no Brasil Limitada, for the purpose of opening a representative office in Rio de Janeiro, Brazil. The object of the company, in which interests of 99% and 1% will be held by Hannover Re and Hannover Rück Beteiligung Verwaltungs-GmbH respectively, shall consist solely of representing Hannover Re in Brazil – with no local underwriting of insurance risks.

Hannover Re established a branch in Shanghai, People's Republic of China, and received a licence from the China Insurance Regulatory Commission (CIRC) to transact life and health reinsurance business. The permanent establishment is expected to commence business activities in the second quarter of 2008.

Key exchange rates

1 EUR corresponds to:	Mean rate of exchange on the balance sheet date		Average rate of exchange	
	2008	2007	2008	2007
	31.3.	31.12.	1.1.–31.3.	1.1.–31.3.
AUD	1.7294	1.6775	1.6741	1.6670
BHD	0.5955	0.5530	0.5700	0.4963
CAD	1.6173	1.4440	1.5094	1.5330
GBP	0.7950	0.7346	0.7603	0.6719
MYR	5.0464	4.8652	4.8940	4.6003
SEK	9.3850	9.4350	9.4168	9.1816
USD	1.5810	1.4716	1.5148	1.3153
ZAR	12.7942	10.0300	11.4037	9.4781

Hannover Re

Karl-Wiechert-Allee 50
30625 Hannover
Germany
Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations
Stefan Schulz

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
stefan.schulz@hannover-re.com

Public Relations
Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

END